

KĀDANT

2024 ANNUAL REPORT

KĀDANT

OUR MISSION IS TO ENABLE OUR CUSTOMERS TO IMPROVE EFFICIENCY AND REDUCE INPUT COSTS THROUGH INNOVATIVE PRODUCTS, TECHNOLOGIES, AND PROCESS EXPERTISE.

Kadant Inc. (NYSE: KAI) is a global supplier of technologies and engineered systems that drive Sustainable Industrial Processing®. Our products and services play an integral role in enhancing efficiency, optimizing energy utilization, and maximizing productivity in process industries. Kadant is based in Westford, Massachusetts, with approximately 3,500 employees in 20 countries worldwide.

Revenue
(in millions)

Bar chart values:
- 2020: $635
- 2021: $787
- 2022: $905
- 2023: $958
- 2024: $1,053

Earnings Per Share



Year	ADJUSTED DILUTED EPS*	DILUTED EPS
2020	$5.00	$4.77
2021	$7.83	$7.21
2022	$9.24	$10.35
2023	$10.04	$9.90
2024	$10.28	$9.48

Operating Cash Flow and Free Cash Flow*
(in millions)



Year	OPERATING CASH FLOW	FREE CASH FLOW*
2020	$93	$85
2021	$162	$150
2022	$103	$74
2023	$166	$134
2024	$155	$134

Net Income and Adjusted EBITDA*
(in millions)



Year	ADJUSTED EBITDA*	NET INCOME
2020	$116	$55
2021	$159	$84
2022	$189	$121
2023	$201	$116
2024	$230	$112

*Adjusted EBITDA (adjusted earnings before interest, taxes, depreciation, and amortization), adjusted diluted EPS (adjusted diluted earnings per share), and free cash flow are Non-GAAP financial measures that exclude certain items. A reconciliation of these financial measures to the most directly comparable GAAP number appears on page (ii) under the heading "Reconciliation of GAAP to Non-GAAP Financial Measures."



DEAR STOCKHOLDER:

Fiscal 2024 was another record-setting year for Kadant. This marks the fourth consecutive year of record financial performance, and our employees once again delivered for our customers and our stockholders.

We began 2024 with two strategic acquisitions: Key Knife, a manufacturer of engineered knife systems used in wood processing applications, and KWS Manufacturing, the leading U.S. manufacturer of screw conveyors. Later in the year, we acquired Dynamic Sealing Technologies, a leader in engineered fluid sealing and transfer solutions for rotating applications serving numerous industries including defense, energy, medical, and factory automation. All three businesses expanded our product portfolio in our core markets and provided entry into adjacent markets. We look forward to building upon their established successes as we complete the integration of these businesses into the Kadant family.

Stable demand and a strong backlog fueled record revenue performance of $1.05 billion in 2024, with aftermarket parts making up 66 percent of our total revenue. The stability of our aftermarket business provided a solid growth platform for Kadant to make further gains in customer share, leveraging our strong customer relationships and offering customer-focused product and service innovations.

Our full-year adjusted EBITDA* was a record $230 million and a record 21.8 percent of revenue. Our strategic focus on improving our margin performance through internal initiatives delivered record results across a variety of metrics, including record adjusted diluted EPS* of $10.28, exceeding the record set last year at $10.04 per share.

As we look ahead to 2025, project activity is looking more favorable as the year progresses and demand for aftermarket parts has been stable as we entered the year. Our ability to generate robust cash flows and our healthy balance sheet have us well-positioned to capitalize on opportunities that may emerge as the year unfolds.

As always, I would like to thank our stockholders for their continued support and confidence in Kadant and our employees for making 2024 a record-setting year.

We look forward to delivering another year of solid performance in 2025.

Jeffrey L. Powell
President and Chief Executive Officer
March 26, 2025

*Adjusted EBITDA, adjusted EBITDA margin, and adjusted diluted EPS are non-GAAP financial measures that exclude certain items. A reconciliation of these financial measures to the most directly comparable GAAP number appears on the following page under the heading "Reconciliation of GAAP to Non-GAAP Financial Measures."

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

Adjusted Diluted EPS Reconciliation	2020	2021	2022	2023	2024
Diluted EPS attributable to Kadant, as reported	$ 4.77	$ 7.21	$ 10.35	$ 9.90	$ 9.48
Adjustments, net of tax:					
Acquired profit in inventory and backlog amortization	0.04	0.34	0.03	–	0.54
Acquisition costs	0.03	0.26	0.04	0.10	0.20
Restructuring and impairment costs	0.19	0.08	0.11	0.04	–
Gain on sale and other (income) costs, net (a)	–	(0.03)	(1.30)	–	0.06
Discrete tax items	(0.03)	(0.04)	–	–	–
Adjusted diluted EPS (b) (non-GAAP measure)	$ 5.00	$ 7.83	$ 9.24	$ 10.04	$ 10.28

Adjusted EBITDA Reconciliation (in millions)	2020	2021	2022	2023	2024
Net income attributable to Kadant	$ 55.2	$ 84.0	$120.9	$116.1	$111.6
Net income attributable to noncontrolling interests	0.5	0.8	0.8	0.7	1.0
Provision for income taxes	17.9	27.2	43.9	42.2	40.5
Interest expense, net	7.2	4.6	5.6	6.7	18.1
Other expense, net	0.3	0.1	0.1	0.1	0.1
Operating income	81.1	116.7	171.3	165.8	171.3
Acquired profit in inventory and backlog amortization	0.5	5.6	0.5	–	8.4
Acquisition costs	0.5	3.6	0.7	1.4	2.9
Indemnification asset reversals (c)	–	–	1.3	0.1	0.1
Restructuring and impairment costs	3.0	1.0	1.3	0.8	–
Gain on sale and other (income) costs, net	–	(0.5)	(20.2)	(0.1)	0.7
Adjusted operating income (non-GAAP measure)	85.1	126.4	154.9	168.0	183.4
Depreciation and amortization	30.8	33.0	34.2	33.3	46.3
Adjusted EBITDA (non-GAAP measure)	$115.9	$159.4	$189.1	$201.3	$229.7
Adjusted EBITDA margin (d) (non-GAAP measure)	18.3%	20.3%	20.9%	21.0%	21.8%

Free Cash Flow Reconciliation (in millions)	2020	2021	2022	2023	2024
Operating cash flow	$ 92.9	$162.4	$102.6	$165.5	$155.3
Capital expenditures (e)	(7.6)	(12.8)	(28.2)	(31.8)	(21.0)
Free cash flow (non-GAAP measure)	$ 85.3	$149.6	$ 74.4	$133.7	$134.3

(a) Includes a $20.2 million pre-tax ($15.1 million after tax) gain on the sale of a building in 2022 related to the sale of a facility in China pursuant to a relocation plan.

(b) Adjusted diluted EPS was calculated using the weighted average diluted shares as reported in each of the fiscal years presented.

(c) Represents net indemnification asset reversals related to the release of tax reserves associated with uncertain tax positions.

(d) Calculated as adjusted EBITDA divided by revenue in each year.

(e) Includes $10.4 million in 2022 and $7.4 million in 2023 and related to the construction of a new manufacturing facility in China.

Adjusted diluted EPS, adjusted operating income, adjusted EBITDA, adjusted EBITDA margin, and free cash flow are non-GAAP financial measures. Our non-GAAP financial measures exclude amortization expense related to acquired profit in inventory and backlog, acquisition costs, restructuring and impairment costs, discrete tax items, and other income or expense, as indicated. Collectively, these items are excluded as they are not indicative of our core operating results and are not comparable to other periods, which have differing levels of incremental costs, expenditures or income, or none at all. Additionally, we use free cash flow in order to provide insight on our ability to generate cash for acquisitions and debt repayments, as well as for other investing and financing activities.

We believe that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our core business, operating results, or future outlook. We believe that the inclusion of such measures helps investors to gain an understanding of our underlying operations and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts and to the performance of our competitors. Such measures are also used by us in our financial and operating decision-making and for compensation purposes. We also believe this information is responsive to investors' requests and gives them additional measures of our performance.

Non-GAAP financial measures are not meant to be considered superior to or a substitute for the results of operations or cash flows prepared in accordance with GAAP. In addition, the non-GAAP financial measures have limitations associated with their use as compared to the most directly comparable GAAP measures, in that they may be different from, and therefore not comparable to, similar measures used by other companies.



FORM 10-K

Kadant Inc.

2024 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(mark one)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 28, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission file number 001-11406

KADANT INC.

(Exact name of Registrant as specified in its charter)

Delaware	**52-1762325**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Technology Park Drive
Westford, Massachusetts 01886
(Address of principal executive offices, including zip code)

(978) 776-2000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.01 par value	KAI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by nonaffiliates of the Registrant as of June 29, 2024 (based on the closing price per share as reported on the New York Stock Exchange on the last business day of the Registrant's most recently completed second fiscal quarter), was approximately $3,407,353,000. For purposes of the immediately preceding sentence, the term "affiliate" consists of each director and executive officer of the Registrant.

As of February 14, 2025, the Registrant had 11,754,897 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended, to be used in connection with the Registrant's 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

Kadant Inc.
Annual Report on Form 10-K
for the Fiscal Year Ended December 28, 2024
Table of Contents

PART I

Forward-Looking Statements

This Annual Report on Form 10-K and the documents we incorporate by reference in this report include forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act), and Section 27A of the Securities Act of 1933, as amended. These forward-looking statements are not statements of historical fact, and may include statements regarding possible or assumed future results of operations. Forward-looking statements are subject to risks and uncertainties and are based on the beliefs and assumptions of our management, using information currently available to our management. When we use words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "seeks," "should," "likely," "will," "would," "may," "continue," "could," or similar expressions, we are making forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties, and assumptions. Our future results of operations may differ materially from those expressed in the forward-looking statements. Many of the important factors that will determine these results and values are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. For a discussion of important factors that may cause our actual results to differ materially from those suggested by the forward-looking statements, you should read carefully the section captioned "Risk Factors" in Part I, Item 1A, of this report.

Item 1.   Business

Throughout this Annual Report on Form 10-K, when we use the terms "we," "us," "our," "Registrant," and the "Company," we mean Kadant Inc., and its consolidated subsidiaries, taken as a whole, unless the context otherwise indicates. Kadant Inc. trades on the New York Stock Exchange under the ticker symbol "KAI."

Unless otherwise noted, references to 2024, 2023, and 2022 in this Annual Report on Form 10-K are to our fiscal years ended December 28, 2024, December 30, 2023, and December 31, 2022, respectively.

Description of Our Business

We are a global supplier of technologies and engineered systems that drive Sustainable Industrial Processing®. Our products and services play an integral role in enhancing efficiency, optimizing energy utilization, and maximizing productivity in process industries while helping our customers advance their sustainability initiatives with products that reduce waste or generate more yield with fewer inputs, particularly fiber, energy, and water. Producing more while consuming less is a core aspect of Sustainable Industrial Processing and a major element of the strategic focus of our three reportable operating segments: Flow Control, Industrial Processing, and Material Handling.

We have a long and well-established history of developing, manufacturing, and servicing a range of products and equipment used in process industries such as paper, packaging, and tissue; wood products; mining; metals; food processing; and recycling and waste management, among others. Some of our businesses or their predecessor companies have been in operation for more than 100 years. Our diverse customer base includes global and regional industrial manufacturers and distributors who participate in the broader resource transformation sector. We believe we have one of the largest installed bases of equipment in the markets we serve around the globe.

We expect that a significant driver of our long-term growth will be the acquisition of businesses and technologies that complement or augment our existing products and services or may involve entry into a new process industry. We completed acquisitions in each of our three reportable segments in 2024 and continue to pursue acquisition opportunities. See Note 2, Acquisitions, in the accompanying consolidated financial statements for further details regarding our 2024 acquisitions.

On January 1, 2024, we acquired Key Knife, Inc. and certain of its affiliates (collectively, Key Knife) for $153.4 million, net of cash acquired and subject to a post-closing adjustment. Key Knife is a global supplier of engineered knife systems for custom chipping, planing, and flaking solutions for wood products industries and is part of our Industrial Processing segment.

On January 24, 2024, we acquired KWS Manufacturing Company, Ltd. (KWS) for $79.4 million. KWS is a leading manufacturer of conveying equipment for the bulk material handling industry and is part of our Material Handling segment.

On May 31, 2024, we acquired Dynamic Sealing Technologies LLC and affiliates (collectively, DSTI) for $53.6 million, net of cash acquired. DSTI is a leading manufacturer of engineered fluid sealing and transfer solutions for rotating applications and is part of our Flow Control segment.

Kadant Inc.

Business Segments and Products

We report our financial results by combining operating entities into three reportable segments consisting of our Flow Control segment, Industrial Processing segment, and Material Handling segment. See Note 11, Business Segment and Geographical Information, in the accompanying consolidated financial statements for financial information regarding our segments.

Flow Control Segment

Through our Flow Control segment, we provide custom-engineered products, systems, and technologies that control the flow of fluids used in industrial and commercial applications to keep critical processes running efficiently in the packaging, tissue, food, metals, energy, and other industrial sectors. The Flow Control segment consists of our fluid-handling and doctoring, cleaning, & filtration product lines.

Fluid-Handling

We develop, manufacture and market fluid-handling systems and equipment used in industrial piping systems to compensate for movement and to efficiently transfer fluid, power, and data. Our products are used primarily in the production of fiber-based packaging, metals, food, energy, chemicals, textiles, plastics and rubber. Our principal fluid-handling systems and equipment include:

- Rotary joints: Our mechanical sealing devices, used with rotating shafts, allow the transfer of pressurized fluid from a stationary source into and out of rotating machinery for heating, cooling, or the transfer of fluid power and data.

- Syphons: Our devices, installed inside rotating cylinders, are used to remove fluids from the rotating cylinders through rotary joints or unions located on either end of the cylinder.

- Turbulator® bars: Our steel or stainless steel axial bars, installed on the inside of cylinders, are used to induce turbulence in the condensate layer to improve the uniformity and rate of heat transfer through the cylinders.

- Expansion joints: Our rubber, metal, fabric, and other types of expansion joints are used to compensate for movement in industrial piping systems due to thermal expansion, vibration and other causes.

- Engineered steam and condensate systems: Our steam systems and advanced controls manage the flow of steam from the boiler to steam-heated rolls or processing machinery, collect condensed steam, and return it to the boiler to facilitate efficient energy utilization during the manufacturing process. Our systems and equipment are also used to efficiently and effectively distribute steam in a variety of industrial processing applications.

Doctoring, Cleaning, & Filtration

We develop, manufacture, and market a wide range of doctoring, cleaning, and filtration systems and related parts and consumables that continuously clean rolls to keep paper machines and other industrial processes running efficiently. Doctoring and cleaning systems are also used in other process industries such as carbon fiber, building materials, textiles, food, and metals. Our principal doctoring, cleaning, and filtration products include:

- Doctor systems and holders: Our doctor systems clean papermaking and other continuous process rolls to maintain the efficient operation of paper machines and other equipment by placing a blade against the roll at constant and uniform pressure. A doctor system consists of the structure supporting the blade and the blade holder.

- Doctor blades: We manufacture doctor and scraper blades made of a variety of materials including metal, bi-metal, reinforced composites, and synthetic materials that perform a variety of functions including cleaning, creping, web removal, flaking, and applying coatings. A typical doctor blade has a life ranging from eight hours to two months, depending on the application.

- Cleaning showers and fabric-conditioning systems: Our cleaning shower and fabric-conditioning systems assist in the removal of contaminants that collect on paper machine or other continuous process fabrics, belts, chains, and roll surfaces.

– Forming systems and wear surfaces: We supply structures that drain, purify, and recycle process water from the pulp mixture during paper sheet and web formation. Similar processes such as non-wovens manufacturing and molded pulp application use our Forming systems. Our wear surfaces are used to remove water from the paper web as it travels across the structures in the forming section of the paper machine or other continuous process.

– Water-filtration systems: We offer a variety of filtration systems and strainers that remove contaminants from process water before reuse and recover reusable fiber for recycling back into the pulp mixture, and for use in other fiber processes such as non-wovens manufacturing or building and construction materials applications.

Industrial Processing Segment

Through our Industrial Processing segment, we provide equipment, machinery, and technologies used to recycle paper and paperboard and process timber for use in the packaging, tissue, wood products and alternative fuel industries, among others. In addition, we provide industrial automation and digitization solutions to process industries. The Industrial Processing segment consists of our wood processing and fiber processing (formerly referred to as stock-preparation) product lines.

<u>Wood Processing</u>

We develop, manufacture, and market debarkers, stranders, chippers, and related equipment used in the production of lumber, oriented strand board (OSB) and other wood products. In addition, we provide industrial automation and digitization solutions to process industries. Our principal wood processing products and services include:

– Ring and rotary debarkers: Our fixed and sliding ring debarkers utilize a rotating multi-tool to strip the bark off a non-rotating log. Our ring debarkers are used in lumber mills to remove the bark from the tree before further processing into lumber. Our rotary debarkers and related parts and consumables employ a combination of mechanical abrasion and log-to-log contact to efficiently remove bark from logs of all shapes and species.

– Stranders: Our disc and ring stranders and related parts and consumables cut batch-fed and tree-length logs into strands for OSB production and are used to manage strands in real time using our proprietary conveying and feeding equipment.

– Chippers: Our disc, drum, and veneer chippers and related parts and consumables are high-quality, robust chipper systems for waste-wood and whole-log applications found in pulp woodrooms, chip plants, and sawmill and planer mill sites.

– Engineered knife systems: Our equipment includes custom chipping, planing, and flaking products and systems used in sawmills, pulp mills, chip plants and other applications.

– Industrial automation and control: We provide industrial automation, process technology, and project management services to help industrial companies digitally transform their operations.

<u>Fiber Processing</u>

We develop, manufacture, and market custom-engineered systems and equipment, as well as standard individual components, for pulping, de-inking, screening, cleaning, and refining primarily recycled fiber for preparation for entry into the paper machine, and recausticizing and evaporation equipment and systems used in the production of virgin pulp. Our principal fiber processing products include:

– Recycling and approach flow systems: Our equipment includes pulping, screening, cleaning, and de-inking systems that process fiber and remove contaminants, such as ink, glue, metals, and other impurities, to prepare them for entry into the paper machine during the production of recycled paper.

– Virgin pulping process equipment: Our equipment includes pulp washers, evaporators, and recausticizing and condensate treatment systems used to remove lignin, concentrate and recycle process chemicals, and remove condensate gases.

Material Handling Segment

Through our Material Handling segment, we provide products and engineered systems used to handle bulk and discrete materials for secondary processing or transport in the aggregates, mining, food, and waste management industries, among others. In addition, we manufacture and sell biodegradable, absorbent granules used as carriers in agricultural applications and for oil and grease absorption. The Material Handling segment consists of our conveying and vibratory, baling, and fiber-based product lines.

Kadant Inc.

Conveying and Vibratory Equipment

We develop, manufacture, and market conveying and vibratory equipment and systems to various process industries, including mining, aggregates, food processing, packaging, and paper. Our principal conveying and vibratory products include:

– Vibratory equipment: feeders, screens, and flow aides utilized in the feeding of rugged and non-rugged materials as well as in mixing, blending, and packaging of fragile materials with speed and precision.

– Conveying equipment: transport idlers, power terminal units, and electric controls, used to transport bulk materials in harsh above- and below-ground mining environments; and screw conveyors and feeders, slide gates, and bucket elevators used for material handling operations in the agricultural, food, chemical, and paper industries, among others.

Baling

We develop, manufacture, and market individual components and equipment for baling recyclable and waste materials to prepare them for secondary processing, transport, or storage. Our principal baling products include horizontal channel balers, vertical balers, conveyors, compactors, and bale wrapping machines used in the processing of recyclable and waste materials.

Fiber-based Products

We manufacture and sell biodegradable, absorbent granules derived from papermaking by-products. These materials are primarily used as carriers in agricultural, home lawn and garden, professional lawn, turf and ornamental applications, and for oil and grease absorption.

Dependency on a Single Customer

No single customer accounted for 10% or more of our consolidated revenue in any of the past three years. In addition, within our Flow Control, Industrial Processing, and Material Handling segments, no single customer accounted for more than 10% of each of the respective segment's revenue.

Approximately 50% in 2024, 53% in 2023, and 55% in 2022, of our consolidated revenue were to customers outside the United States, principally in Europe, Asia and Canada.

Backlog

Our backlog of firm orders by reportable segment are as follows:

(In millions)	December 28, 2024		December 30, 2023	
Flow Control	$	82.3	$	79.6
Industrial Processing		121.9		176.5
Material Handling		53.2		54.3
	$	257.4	$	310.4

We anticipate that the majority of the backlog at year-end 2024 will be shipped within 12 months. Some of our capital orders can be canceled by the customer upon payment of a cancellation fee.

Research and Development

We develop a broad range of products for all facets of the markets we serve. We operate research and development facilities in the United States, Europe, and Canada, and focus our product innovations on process industry challenges and the need for improved fiber processing, heat transfer, roll and fabric cleaning, fluid handling, wood processing, and secondary material handling. In addition to internal product development activities, our research centers allow customers to simulate their own operating conditions and applications to identify and quantify opportunities for improvement.

Our research and development expenses were $14.3 million in 2024, $13.6 million in 2023, and $12.7 million in 2022.

Sales and Marketing

We market and sell our engineered products, services, and systems to process industries using a combination of direct sales, independent sales agents, and distributors depending on the market and product being sold. Technical service personnel, product specialists, and other subject matter experts are utilized in certain markets and with certain product lines. Our application expertise is complemented by a consultative selling approach to ensure we meet the needs of our customers.

4

Competition

We are a leading supplier of systems and equipment in each of our product lines within our Flow Control segment and there are several global and numerous local competitors in each market. In our Industrial Processing segment, we compete with a limited number of global and regional competitors in the forest products markets and fiber processing equipment markets. In our Material Handling segment, we compete with numerous global, regional, and local competitors for our conveying and vibratory equipment, and strong regional competitors for our baling equipment and fiber-based granules offerings. Because of the diversity of our products, we face many different types of competitors and competition. We compete primarily on the basis of technical expertise, product innovation, and product performance. We believe the reputation that we have established for high-performance, high-reliability products supported by our in-depth process knowledge and application expertise provides us with a competitive advantage. In addition, a significant portion of our business is generated from our worldwide customer base. To maintain this base, we have emphasized our global presence, local support, and problem-solving relationship with our customers. Our success primarily depends on the following factors:

- – Technical expertise and process knowledge;
- – Product innovation;
- – Product quality, reliability, and performance;
- – Operating efficiency of our products;
- – Customer service and support;
- – Relative price of our products; and
- – Total cost of ownership of our products.

Raw Materials

The primary raw materials used by our businesses are: Flow Control segment – steel, stainless steel, ductile iron, brass, bronze, aluminum, and elastomers; Industrial Processing segment – steel and stainless steel; and Material Handling segment – steel, aluminum, and composites. These raw materials are generally purchased and available through a number of suppliers. The raw material used in the manufacture of our fiber-based granules is a by-product from the production of paper that we obtain from two paper mills. If these mills were unable or unwilling to supply us with sufficient fiber, we would be forced to find one or more alternative suppliers for this raw material. To date, our raw materials have generally been available to meet our current needs.

Patents, Licenses, and Trademarks

We protect our intellectual property rights by applying for and obtaining patents when appropriate. We also rely on technical know-how, trade secrets, and trademarks to maintain our competitive position. We enter into license agreements with others to grant and/or receive rights to patents, trademarks, and know-how. No particular patent, or related group of patents, is so important that its expiration or loss would significantly affect our operations.

Flow Control Segment

We have numerous U.S. and foreign patents, including foreign counterparts to our U.S. patents, expiring on various dates ranging from 2025 to 2050, related to fluid handling and doctoring, cleaning, and filtration equipment. From time to time, we enter into licenses with other companies for products that serve the pulp, papermaking, converting, and paper recycling industries.

Industrial Processing Segment

We have numerous U.S. and foreign patents, including foreign counterparts to our U.S. patents, expiring on various dates ranging from 2025 to 2042, related to fiber processing and wood processing systems and equipment.

Material Handling Segment

We have numerous U.S. and foreign patents, including foreign counterparts to our U.S. patents, expiring on various dates ranging from 2025 to 2041, related to various aspects of conveyor belt systems and conveying apparatus, and baling equipment. We license one of our two significant product brand names, Link-Belt®, from a third party pursuant to a trademark license agreement. Approximately 21% of our Material Handling segment revenue in 2024 was generated by sales of conveying equipment under the Link-Belt® name. Under the terms of the license agreement, we have a worldwide, exclusive, royalty-free, perpetual license to use the Link-Belt® trademark in connection with such products.

We also currently hold several U.S. patents, expiring on various dates ranging from 2026 to 2034, related to various aspects of the processing of fiber-based granules and the use of these materials in agricultural, home lawn and garden, professional lawn, turf and ornamental applications, and for oil and grease absorption.

Government Regulations

We are subject to a variety of U.S. and international governmental regulations, including environmental regulations. We believe that our operations comply in all material respects with applicable laws and regulations. Our compliance with these requirements did not change during the past year, and is not expected to have a material adverse effect on our cash flows, earnings, or competitive position. For more information on risks related to government regulations, please see Part I, Item 1A, "Risk Factors."

Seasonal Influences

Flow Control Segment

There are no material seasonal influences on this segment's sales of products and services.

Industrial Processing Segment

Our Industrial Processing segment is subject to seasonal variations, with demand for our wood processing products tending to be greater during the building season, which generally occurs in the second and third quarters in North America.

Material Handling Segment

Our Material Handling segment may experience minor seasonal fluctuations in sales, with demand for our products tending to be greater in the second and third quarters due to the impact of weather and favorable outdoor working conditions at certain of our customers. Our fiber-based products business experiences fluctuations in sales, usually in the third quarter, when sales decline due to the seasonality of the agricultural and home lawn and garden markets.

Human Capital Resources

At Kadant, our culture is based on responsible and safe practices, supported by an engaged and empowered workforce. We believe that our employees are the core of our business, and we devote significant time and resources to their training and development. For more information, please reference our Corporate Sustainability Report, which is available at kadant.com.

Safety

We maintain a safety-first culture grounded on the premise of eliminating workplace incidents, risks and hazards. We have created and implemented processes to help eliminate safety violations by reducing their frequency and severity. Our commitment to safety is reinforced by our robust safety program and ongoing training.

Talent and Development

The attraction, retention and development of exceptional employees is critical to our continued success. As part of these efforts, we strive to offer competitive compensation and benefits programs and to foster a safe and inclusive work environment where everyone feels respected, valued and empowered to do their best work. We embrace the unique backgrounds, experiences, and talents of our employees. Everyone is valued and appreciated for their distinct contributions to the growth and sustainability of our business. We strive to cultivate a culture that supports and enhances our ability to recruit, develop and retain talent at every level.

As of December 28, 2024, we had approximately 3,500 full-time employees worldwide. Of our full-time employees, approximately 51% were in North America, 28% were in Europe and 18% were in Asia. Other than certain of our Canadian employees and typical works councils outside of the U.S., none of our employees are represented by labor unions or covered by a collective bargaining agreement.

Our management team places significant focus and attention on matters concerning our human capital, particularly capability development and succession planning. Accordingly, we regularly review talent development and succession plans for each of our functions and operating segments, to identify and develop a pipeline of talent to maintain business operations. We have numerous programs to attract and retain our talent, including leadership and executive development programs as well as technical and other training. We partner with vocational schools, community colleges, universities and associations to promote future careers in manufacturing through training and apprenticeship programs. We also have a well-established performance management and talent development process in which managers provide regular feedback and coaching to develop employees.

Compensation and Benefits

As part of these efforts, we strive to offer competitive compensation and benefits programs. Our compensation and benefits program is designed to attract and retain talented individuals who possess the skills necessary to support our business objectives, assist in the achievement of our strategic goals and create long-term value for our stockholders. We offer comprehensive, locally relevant benefits to all eligible employees which include, among other benefits:

– Comprehensive health insurance coverage;
– Retirement benefits;
– Life insurance and disability benefits; and
– Leave and wellness benefits.

Available Information

We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission (SEC) under the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements, and other information that are filed electronically by issuers with the SEC. The public can obtain any documents that we file with the SEC at sec.gov. In addition, we make available free of charge through our website at kadant.com our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and, if applicable, amendments to these reports filed with or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file these materials with, or furnish them to, the SEC. We are not including the information contained on our website as part of this report, nor are we incorporating the information on our website into this report by reference.

Information about our Executive Officers

The following table summarizes certain information concerning our executive officers as of February 14, 2025:

Name	Age	Present Title (Fiscal Year First Became Executive Officer)
Jeffrey L. Powell	66	President and Chief Executive Officer (2009)
Michael J. McKenney	63	Executive Vice President and Chief Financial Officer (2002)
Stacy D. Krause	48	Senior Vice President, General Counsel, and Secretary (2018)
Dara F. Mitchell	56	Senior Vice President, Corporate Development (2021)
Deborah S. Selwood	56	Senior Vice President and Chief Accounting Officer (2015)
Michael C. Colwell	59	Senior Vice President (2019)
Peter J. Flynn	74	Senior Vice President (2019)
Thomas Andrew Blanchard	66	Vice President (2021)
Fredrik H. Westerhout	60	Vice President (2021)

Mr. Powell has been our chief executive officer and a director since July 2019 and our president since April 2019. He served as an executive vice president and a co-chief operating officer from March 2018 to March 2019. From March 2013 to March 2018, he was an executive vice president and had supervisory responsibility for our fiber processing, wood processing, and fiber-based products businesses. From September 2009 to March 2013, he was a senior vice president. From January 2008 to September 2009, Mr. Powell was vice president, new ventures, with principal responsibility for acquisition-related activities. Prior to joining us, Mr. Powell was the chairman and chief executive officer of Castion Corporation from April 2003 through December 2007.

Mr. McKenney has been an executive vice president and our chief financial officer since March 2018. From June 2015 to March 2018, he was a senior vice president and our chief financial officer. He served as our vice president, finance and chief accounting officer from 2002 to 2015 and as corporate controller from 1997 to 2007. Mr. McKenney was controller of Kadant AES, our division acquired from Albany International Inc., from 1993 to 1997. Prior to 1993, Mr. McKenney held various financial positions at Albany International and Coopers & Lybrand LLP.

Ms. Krause has been our senior vice president, general counsel, and secretary since November 2021 and served as our vice president, general counsel and secretary from July 2018 to November 2021. She served as our deputy general counsel from December 2017 to June 2018. Prior to joining us, Ms. Krause was head of commerce cloud commercial legal at salesforce.com, inc., a global SAAS software company, from July 2016 to December 2017. She previously served as assistant general counsel of Demandware, Inc., a global SAAS software company, from January 2014 to July 2016, prior to its acquisition by salesforce.com, and was assistant general counsel of Entegris, Inc., a provider of advanced materials and materials handling

solutions, from 2011 to 2014. Prior to 2011, Ms. Krause was a lawyer in the corporate transactional department of Wilmer Cutler Pickering Hale and Dorr LLP.

Ms. Mitchell has been our senior vice president, corporate development, since May 2019 and served as our vice president, corporate development from 2016 to 2019 and our director of corporate development from 2013 to 2016. Prior to joining Kadant, Ms. Mitchell was a principal at NewDelta Partners, an investment banking and strategic advisory firm, and investment director at 3i, a global private equity firm where she was responsible for investing in technology companies.

Ms. Selwood has been our senior vice president and chief accounting officer since May 2019 and served as our vice president and chief accounting officer from 2015 to 2019. Prior to that, she served as our corporate controller from 2007 to 2015 and as assistant controller from 2004 to 2007. Prior to 2004, Ms. Selwood held various financial positions at Arthur Andersen LLP and Genuity Inc.

Mr. Colwell has been a senior vice president since December 2024 and was a vice president from August 2022 to December 2024 and is responsible for our Industrial Processing segment. Prior to that, he had supervisory responsibility for our wood processing business, which is part of our Industrial Processing segment, from July 2019 to July 2022 and had responsibility for our fiber-based products business from July 2019 to November 2021. Mr. Colwell previously served as the president of Kadant Carmanah Design (Carmanah), a division of our subsidiary Kadant Canada Corp., from 2013 to 2019. Carmanah, which is part of our wood processing business, designs and manufactures equipment for the OSB industry. Mr. Colwell previously served as the president and chief executive officer of Carmanah Design and Manufacturing Inc. from April 2010 until its acquisition by us in November 2013.

Mr. Flynn has been our senior vice president since August 2022 and provides strategic management support, including management of special projects. He previously served as our vice president from July 2019 to July 2022 with supervisory responsibility for our fiber processing business, which is part of our Industrial Processing segment, and our baling product line, which is part of our Material Handling segment. Prior to July 2019, Mr. Flynn served as the president of our Kadant Black Clawson LLC subsidiary from 2003 to 2019. Kadant Black Clawson manufactures fiber processing equipment primarily for the pulp and paper industry.

Mr. Blanchard has been our vice president responsible for our Material Handling segment since August 2022, and prior to that, had supervisory responsibility for our conveying and vibratory equipment and fiber-based products businesses from November 2021 to July 2022. Mr. Blanchard previously served as the president of our Syntron Material Handling subsidiaries (SMH) since January 2019 when we acquired SMH. He also served as the president of SMH from June 2014 to January 2019 prior to our acquisition. SMH, which is part of our Material Handling segment, designs and manufactures conveyors and vibratory feeders for bulk material handling in the aggregates, mining and food industries.

Mr. Westerhout has been our vice president responsible for our Flow Control segment since November 2021. Mr. Westerhout previously served as the vice president of our Flow Control subsidiaries in Europe since April 2014.

Item 1A. Risk Factors

Our business, results of operations and financial condition, and an investment in our securities, are subject to a number of risks. The risks and uncertainties described below are those that we have identified as material, but are not the only risks and uncertainties we face. Our business is also subject to general risks and uncertainties that affect many other companies, including overall economic and industry conditions. Additional risks and uncertainties not currently known to us or that we currently believe are not material may also impair our business, consolidated financial condition and results of operations.

Risks Related to our Business and Industry

Adverse changes in global and local economic conditions may negatively affect our industry, business and results of operations.

We sell products worldwide to global process industries and a significant portion of our revenue is from customers based in North America, Europe and China. Uncertainties in global and regional economic outlooks have negatively affected, and may in the future negatively affect, demand for our customers' products and, as a consequence, our products and services, especially our capital equipment systems and products, and our operating results. Also, uncertainty regarding economic conditions has caused, and may in the future cause, liquidity and credit issues for many businesses, including our customers and suppliers, and may result in their inability to fund projects, capacity expansion plans, and to some extent, routine operations and capital expenditures. These conditions, as well as other global events such as wars or global health crises, have resulted, and may in the future result, in a number of structural changes in process industries, including decreased spending, mill closures, consolidations, and bankruptcies, all of which negatively affect our business, revenue, and profitability. Financial and economic turmoil affecting the worldwide economy or the banking system and financial markets, in particular due to political or economic developments, have negatively affected, and may in the future negatively affect, our business and cause our results of operations to differ materially from our current expectations.

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Revenues from the sale of large capital equipment and systems projects are often difficult to predict accurately, especially in periods of economic uncertainty, and large capital equipment projects require significant investment requiring our customers to secure financing, which may be difficult.

We manufacture capital equipment and systems used in process industries, including the paper, fluid handling, wood processing and material handling industries. Approximately 34% of our revenue in 2024 was from the sale of capital equipment to be used in process industries. The demand for capital equipment is variable and depends on a number of factors, including consumer demand for end products, existing manufacturing capacity, the level of capital spending by our customers and economic conditions. As a consequence, our bookings and revenues for capital projects tend to be variable and hard to predict. It is especially difficult to accurately forecast our operating results during periods of economic uncertainty. Our customers curtail their capital and operating spending during periods of economic uncertainty and are cautious about resuming spending as market conditions improve. Levels of consumer spending on non-durable goods, demand for food and beverage packaging, and demand for new housing and remodeling are all factors that affect paper and wood processing companies' demand for our products. Expansion of bulk material handling capacity and infrastructure spending are factors that affect demand for material handling equipment. Reductions in demand levels in any of these areas can negatively impact our business. As companies in our customers' industries consolidate operations in response to market weakness, they frequently reduce capacity, increase downtime, defer maintenance and upgrades, and postpone or even cancel capacity additions or expansion projects. Capacity growth and investment can be uneven and our customers have delayed, and may in the future delay, additional new capacity start-ups in reaction to softer market conditions. In general, as significant capacity additions come online and the economic growth rate slows, our customers have deferred and could in the future defer further investments or the delivery of previously-ordered equipment until the market absorbs the new production.

Large capital equipment projects require a significant investment and may require our customers to secure financing from external sources. Our financial performance will be negatively impacted if there are delays in customers securing financing or our customers become unable to secure such financing due to any number of factors, including a tightening of monetary policy or regime-based sanctions such as those imposed on Russia and China. Financing delays of our customers can cause us to delay booking pending orders as well as the shipment of some orders. The inability of our customers to obtain credit may affect our ability to recognize revenue and income, particularly on large capital equipment orders from new customers for which we may require letters of credit. We may also be unable to issue letters of credit to our customers, which are required in some cases to guarantee performance, during periods of economic uncertainty. This has negatively affected our bookings and revenues in the past, particularly in China, and may negatively affect our operating results in the future.

Implementing our acquisition strategy involves risks, and our failure to successfully implement this strategy could have a material adverse effect on our business.

We expect that a significant driver of our long-term growth will be the acquisition of businesses and technologies that complement or augment our existing products and services or may involve entry into a new process industry. We continue to actively pursue acquisition opportunities, some of which may be material to our business and financial performance, and involve significant cash expenditures and the incurrence of significant debt. Although we have been successful with this strategy in the past, we may not be able to grow our business in the future through acquisitions for a number of reasons, including:

- difficulties identifying and executing acquisitions, including our ability to conduct and complete due diligence, difficulties in negotiations with the counterparty, and inability to obtain regulatory and antitrust approvals;
- competition with other prospective buyers resulting in our inability to complete an acquisition or in our paying a substantial premium over the fair value of the net assets of the acquired business;
- access to and availability of capital;
- difficulty in integrating operations, technologies, products and the key employees of the acquired business;
- inability to maintain existing customers of the acquired business or to sell the products and services of the acquired business to our existing customers;
- inability to retain key management of the acquired business;
- diversion of management's attention from other business concerns;
- inability to improve the revenues and profitability or realize the expected cost savings and synergies;
- assumption of significant liabilities, some of which may be unknown at the time of acquisition; and
- identification of internal control deficiencies of the acquired business.

We are required to record acquisition-related costs in the period incurred. Once completed, acquisitions may involve significant integration costs. These acquisition-related costs could be significant in a reporting period and have an adverse effect on our results of operations.

Any acquisition we complete may be made at a substantial premium over the fair value of the net identifiable assets of the acquired business. We are required to assess the realizability of goodwill and indefinite-lived intangible assets annually, and

Kadant Inc.

whenever events or changes in circumstances indicate that goodwill and intangible assets, including definite-lived intangible assets, may be impaired. These events or circumstances would generally include operating losses or a significant decline in earnings associated with the acquired business or assets, and our ability to realize the value of goodwill and intangible assets will depend on the future cash flows of these businesses. We may incur impairment charges to write down the value of our goodwill and acquired intangible assets in the future if the assets are not deemed recoverable, which could have a material adverse effect on our operating results.

We manufacture equipment used in the production of forest products, including lumber and OSB, and our financial performance may be adversely affected by decreased levels of residential construction activity.

We manufacture debarkers, stranders and related equipment used in the production of lumber and OSB. Our customers produce these products principally for new residential construction, home repair and remodeling activities. As such, the operating results for our Industrial Processing segment correlate to a significant degree to the level of this residential construction activity, primarily in North America and, to a lesser extent, in Europe. Residential construction activity is influenced by a number of factors, including the supply of and demand for new and existing homes, new housing starts, unemployment rates, interest rate levels, availability of mortgage financing, mortgage foreclosure rates, availability of construction labor and suitable land, seasonal and unusual weather conditions, general economic conditions and consumer confidence. A significant increase in long-term interest rates, changes in tax policy on the deductibility of mortgage interest, tightened lending standards, high unemployment rates and other factors that reduce the level of residential construction activity could have a negative effect on our financial performance.

The OSB market is highly concentrated and the market for building products is highly competitive. The loss of a significant customer or our customers' reductions in capital spending or OSB production could have a material adverse effect on our financial performance.

The OSB market is highly concentrated and there are a limited number of OSB manufacturers. As a percentage of our Industrial Processing segment revenues, the two largest OSB customers together accounted for 13% in 2024, 10% in 2023, and 13% in 2022. The loss of one or more of these OSB customers to a competitor could adversely affect our revenues and profitability. In addition, the market for building products is highly competitive. Products that compete with OSB include other wood panel products and substitutes for wood building products, such as nonfiber-based alternatives. For example, plastic, wood/plastic or composite materials may be used by builders as alternatives to OSB products. Changes in component prices, such as energy, chemicals, wood-based fibers, and nonfiber alternatives can change the competitive position of OSB relative to other available alternatives and could increase substitution. Our customers' OSB production can be adversely affected by lower-cost producers of other wood panel products and substitutes for wood building products. Lower demand for OSB products or a decline in the profitability of one or more of our customers could result in a reduction in spending on capital equipment or the shutdown or closure of an OSB mill, which could have a material adverse effect on our financial performance.

Our Wood Processing product line can be materially impacted by changes to the global timber supply.

Changes in the environment that affect natural resources such as timber may have significant effects on the sales of wood processing equipment by our Industrial Processing segment. Approximately 25% of our revenue in 2024 was from our Wood Processing product line. Changes in the environment, like wildfires and damage from pests such as the mountain pine beetle, have affected tracts of land in Western Canada that could have otherwise been logged by the forestry industry. Reduction in availability of timber can result in decreased logging activity, mill closures, and lower operating rates at mills, as well as reduced capital expenditures. A reduction in capital expenditures by mills would likely lead to a decrease in demand for new wood processing equipment, which would in turn affect demand for parts, as our wood processing customers are likely to reduce utilization of equipment, reduce inventories, redistribute parts from closed mills and delay rebuilds and other maintenance during industry downturns. In addition to declining orders for wood processing products, adverse economic conditions for our wood processing customers may make it more difficult for us to collect accounts receivable in a timely manner, or at all, which may adversely affect our working capital.

The development and increasing use of digital media has had, and will continue to have, an adverse impact on our Flow Control and Industrial Processing segments.

Developments in digital media have adversely affected demand for newsprint and for printing and writing grades of paper, particularly in North America and Europe, a trend which is expected to continue. Approximately 4% of our revenue in 2024 was from customers producing newsprint and printing and writing grades of paper. Significant declines in the production of printing and writing paper grades have also led to a drop in the construction of recycled tissue mills, as those mills use

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printing and writing grades of waste paper as their fiber source. The increased use of digital media has had, and will continue to have, an adverse effect on demand for our products in those markets.

Our Material Handling segment can be materially impacted by cyclical economic conditions affecting the global mining industry.

Changes in economic conditions affecting the global mining industry can occur abruptly and unpredictably, which may have significant effects on the sale of equipment by our subsidiary, SMH, which is in our Material Handling segment. Approximately 5% of our consolidated revenue in 2024 was from SMH's mining customers. Cyclicality for original equipment sales is driven primarily by price volatility of the commodities that are mined using SMH's equipment, including coal, salt, aggregates, potash, copper, iron ore and trona, or their substitutes, as well as product life cycles, competitive pressures and other economic factors affecting the mining industry, such as company consolidation, increased regulation and competition affecting demand for commodities, and the broader economy, including changes in government monetary or fiscal policies and from market expectations with respect to such policies. Falling commodity prices have in the past and may in the future lead to reduced capital expenditures by SMH's customers, reductions in the production levels of existing mines, a contraction in the number of existing mines and the closure of less efficient mines. Reduced capital expenditures and decreased mining activity by SMH's customers are likely to lead to a decrease in demand for new mining equipment, and may result in a decrease in demand for parts as SMH's customers are likely to reduce utilization of equipment, reduce inventories, redistribute parts from closed mines and delay rebuilds and other maintenance during industry downturns. In addition to declining orders for SMH's products, adverse economic conditions for SMH's customers may make it more difficult for SMH to collect accounts receivable in a timely manner, or at all, which may adversely affect our working capital. As a result of this cyclicality in the global mining industry, SMH may experience significant fluctuations in its business, results of operations and financial condition, and we expect SMH's business to continue to be subject to these fluctuations in the future.

A portion of our Material Handling segment is dependent on continued demand for coal, which is subject to economic and environmental risks.

Approximately 2% and 3% of our Material Handling segment's 2024 revenue came from its thermal and metallurgical coal-mining customers, respectively, which represented in aggregate less than 2% of our consolidated revenue. Many of these customers supply coal for the generation of electricity and/or steel production. Demand for electricity and steel is affected by the global level of economic activity and economic growth. The pursuit of the most cost-effective form of electricity generation continues to take place throughout the world and coal-fired electricity generation faces intense price competition from other energy sources, particularly natural gas. In addition, coal combustion typically generates significant greenhouse gas emissions and governmental and private sector goals and mandates to reduce greenhouse gas emissions may increasingly affect the mix of electricity generation sources. Further developments in connection with legislation, regulations, international agreements or other limits on greenhouse gas emissions and other environmental impacts or costs from coal combustion, both in the United States and in other countries, could diminish demand for coal as a fuel for electricity generation. If lower greenhouse gas emitting forms of electricity generation, such as nuclear, solar, natural gas or wind power, become more prevalent or cost effective, or diminished economic activity reduces demand for electricity and steel, demand for coal will decline. Reduced demand for coal could result in reduced demand for SMH's mining equipment and could adversely affect our overall business, financial condition and results of operations.

Failure of our information systems, breaches of data security, and cybersecurity incidents could have a material adverse impact on our business, results of operations, and financial condition.

We operate a geographically dispersed business and rely on the electronic storage and transmission of proprietary and confidential information, including technical and financial information, among our operations, customers, suppliers, and other third-party business partners. We also rely on information technology (IT), including IT services from third parties, in certain of our solutions, products, and services for customers as well as our enterprise infrastructure. Despite our security measures and internal controls, our IT infrastructure has been subject to cybersecurity incidents and may in the future be vulnerable to unauthorized access or attacks by nation states, hackers or cyber criminals; disruptions or service outages caused by errors in or compromise of software updates provided by third-party IT vendors; unauthorized access due to employee error or malfeasance; or other disruptions, such as business email compromises, phishing or other social engineering tactics, fraud, or other cybersecurity incidents. Our systems have been and may in the future be compromised by malware (including ransomware), denial-of-service attacks, cyberattacks, and other events, ranging from widespread, non-targeted, global cyber threats to targeted advanced persistent threats. These cybersecurity threats and incidents, which also may apply to our third-party business partners, could be indicators of an increased risk to our products, solutions, services, manufacturing, and IT infrastructure. The integration of newly acquired businesses may also increase the risk that we are subject to a cybersecurity incident. Recent global cyberattacks and service outages have been caused by the compromise of software updates to widely

used software products, including some products that we use, which increases the risk that vulnerabilities or malicious content could be inserted into, or unauthorized access gained to, our products or IT infrastructure. While we seek to improve the security attributes of our products, solutions, services, and IT infrastructure, we cannot eliminate risk or ensure that we will not be harmed by cyberattacks or disruptions.

In some global cyberattacks, malware has been spread from one party to another via network connections that the parties had previously authorized. Our business uses IT resources on a dispersed, global basis for a wide variety of functions including development, engineering, manufacturing, sales, accounting, and human resources. Our third-party business partners, employees, and customers have access to, and share, information across multiple locations via various digital technologies. In addition, we rely on third-party business partners for a wide range of outsourced activities, including cloud providers, as part of our internal IT infrastructure and our commercial offerings. Secure connectivity is important to these ongoing operations. To a significant extent, the security of systems to which we connect depends on how such systems are designed, installed, protected, configured, updated and monitored, some of which is outside of our control. Also, our third-party business partners frequently have access to our confidential information as well as confidential information about our customers, employees, and others. In addition, we have been, and may in the future be, prevented from accessing our data or systems in the event of a ransomware or other cybersecurity incident involving our IT systems or those of our third-party business partners or other third parties in our supply chain. A cybersecurity incident may cause interruptions or delays in our business operations, cause us to incur remediation costs, subject us to demands to pay a ransom, or damage our reputation, regardless of whether we pay the ransom amount. We design our security architecture to reduce the risk that a compromise of our third-party business partners' infrastructure, for example a cloud platform, could lead to a compromise of our internal systems or customer networks, but this risk cannot be eliminated and vulnerabilities at third parties could result in unknown risk exposure to our business.

We monitor and manage various information systems that exist within our global operations and periodically upgrade or implement new enterprise resource planning software at our business operations. As we implement and add functionality, problems could arise that we have not foreseen. We have experienced cybersecurity threats and immaterial cybersecurity incidents that have impacted our ability to conduct our business operations. In the future, system failures, network disruptions, and cybersecurity incidents may materially adversely affect our ability to conduct our business operations, including our ability to communicate and transact business with our customers and suppliers; result in the loss or misuse of information, including credit card numbers or other personal information, the loss of business or customers, or damage to our brand or reputation; or interrupt or delay reporting of our financial results. Such system failures or unauthorized access could be caused by external theft or attack, misconduct or human error by our employees, third-party business partners, competitors, or natural disasters.

In addition, the cost and operational consequences of implementing further cybersecurity and data protection measures, such as to comply with local cybersecurity and privacy laws such as the European Union's General Data Protection Regulation, or various similar foreign or U.S. federal and state laws, could be significant.

The current cyber threat environment indicates increased risk for all companies. Like other global companies, we have experienced cybersecurity threats and incidents, although we do not believe that any such incidents have been material or had a material adverse effect on our business, results of operations or financial condition. Our information security efforts include programs designed to address cybersecurity governance, product security, identification and protection of critical assets, insider risk, third-party risk, and cyber defense operations. We believe these measures reduce, but cannot eliminate, the risk of an information security or cybersecurity incident. Any significant cybersecurity incidents could have an adverse impact on sales and operations, harm our reputation, subject us to litigation and government investigations, and cause us to incur legal liability and increased costs to address such events and related cybersecurity concerns.

It may be difficult for us to implement our strategies for improving internal growth.

Some of the markets in which we compete are mature and have relatively low growth rates. We pursue a number of strategies to improve our internal growth, including:

- strengthening our presence in selected geographic markets, including emerging markets and existing markets where we see opportunities;
- focusing on parts and consumables sales;
- using low-cost manufacturing bases, such as China, India and Mexico;
- allocating research and development funding to products with higher growth prospects;
- developing new applications for our technologies;
- combining sales and marketing operations in appropriate markets to compete more effectively;
- finding new markets for our products and expanding into different verticals or process industries;
- continuing to develop cross-selling opportunities for our products and services to take advantage of our depth of product offerings; and
- corporate efficiency programs, such as Lean manufacturing and the "80/20" rule (the Pareto Principle).

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We may not be able to successfully implement these strategies, or achieve cost savings or desired efficiencies, and these strategies may not result in the expected growth of our business.

We are subject to intense competition in all our markets.

We believe that the principal competitive factors affecting the markets for our products include technical expertise and process knowledge, product innovation, automation, product quality, and price. Our competitors include a number of large multinational corporations that may have substantially greater financial, marketing, and other resources than we do. As a result, they may be able to adapt more quickly to new or emerging technologies, such as those related to factory digitalization, the industrial internet of things, smart technology and artificial intelligence, and changes in customer requirements, or to devote greater resources to the promotion and sale of their services and products. Competitors' technologies may prove to be superior to ours. Our current products, those under development, and our ability to develop new technologies may not be sufficient to enable us to compete effectively.

If we are unable to successfully manage our manufacturing operations, our ability to deliver products to our customers could be disrupted and our business, financial condition and results of operations could be adversely affected.

Equipment and operating systems necessary for our manufacturing businesses may break down, perform poorly, or fail. Any such disruption could cause losses in efficiencies, delays in shipments of our products and the loss of sales and customers, and insurance proceeds may not adequately compensate us for our losses.

In order to enhance the efficiency and cost effectiveness of our manufacturing operations, and to better serve customers located in various countries, as we have in the past, we may in the future move product lines from one of our plants to another and consolidate manufacturing operations in certain of our plants. Even if we successfully move our manufacturing processes, there is no assurance that the cost savings and efficiencies we anticipate will be achieved.

Further, changes in zoning laws have impacted and may continue to impact our manufacturing and other operations. For example, in 2022, we received a request by local Chinese authorities to relocate one of our facilities and, after negotiations with the Chinese government, completed the relocation of the facility in 2023. Such relocation, and any relocations required in the future, and the associated timing and amount of payments due to us from the Chinese government, may increase our costs and could have a material impact on our manufacturing operations.

In addition, our manufacture of certain products is concentrated in specific geographic locations. As a result of such concentration, we may be disproportionately exposed to the impact of any disruptions, regulations or delays that impact those geographic locations, which may negatively impact our ability to manufacture products produced in those locations and have an adverse effect on our business results.

Supply chain constraints, inflationary pressure, price increases and shortages in raw materials and components, and dependency upon certain suppliers for such raw materials and components could adversely impact our operating results.

Some of our businesses have been and may continue to be impacted by supply chain constraints, inflationary pressure on material costs, longer lead times, port congestion, and increased freight costs. In addition, current or future governmental policies may increase the risk of inflation which could further increase the costs of raw materials and components for our businesses. Supply chain constraints and inflationary pressure have and may in the future continue to have a negative impact on our results of operations and financial condition, including pressure on our gross profit margins.

We use a variety of raw materials, including a significant amount of stainless steel, carbon steel, commodities and critical components to manufacture our products. Increases in the prices of such raw materials, commodities and critical components could adversely affect our operating results if we were unable to fully offset the effect of these increased costs through price increases, productivity improvements, or cost reduction programs.

Some of our businesses depend on a limited number of suppliers to provide critical components used in the manufacture of our products. If we are unable to obtain sufficient supplies of these components or these sources of supply cease to be available to us, we could experience shortages in critical components or be unable to meet our commitments to customers. Alternative sources of supply could be more expensive, or in some cases, we could be unable to locate such alternative sources. We believe our current sources of raw materials, commodities and critical components will generally be sufficient for our needs in the foreseeable future. However, our operating results could be negatively impacted if supply is insufficient for our operations or if we are unable to expand supply as needed.

While our businesses are working to alleviate supply chain constraints through various measures, we are unable to predict the impact of these constraints on the timing of revenue and operating costs of our business in the future.

Our future success is substantially dependent on the continued service of our senior management and other key employees and effective succession planning.

Our future success is substantially dependent on the continued service of our senior management and other key employees. The loss of the services or retirement of our senior management or other key employees could make it more difficult to successfully operate our business and achieve our business goals. We also may be unable to attract qualified personnel or retain existing management, product development, sales, operational and other support personnel that are critical to our success, which could result in harm to key customer relationships, loss of key information, expertise, or know-how, and unanticipated recruitment and training costs. In addition, effective succession planning is also a key factor for our future success. Our failure to continue to enable the effective transfer of knowledge and facilitate smooth transitions with regard to key management employees, including in connection with our succession planning, could adversely affect our long-term strategic planning and execution and negatively affect our business, financial condition, operating results, and prospects. If we fail to enable the effective transfer of knowledge and facilitate smooth transitions for key personnel, the operating results and future growth for our business could be adversely affected, and the morale and productivity of the workforce could be disrupted.

We may be required to reorganize our operations in response to changing conditions in the worldwide economy and the industries we serve, and such actions may require significant expenditures and may not be successful.

We have undertaken various restructuring measures in the past in response to changing market conditions in the countries in which we operate and we may engage in additional cost reduction programs in the future. The costs of these programs may be significant and we may not recoup the costs of these programs. In connection with any future plant closures, delays or failures in the transition of production from existing facilities to facilities in other geographic regions could also adversely affect our results of operations. In addition, it is difficult to accurately forecast our financial performance in periods of economic uncertainty in a region or globally, and the efforts we have made or may make to align our cost structure may not be sufficient or able to keep pace with rapidly changing business conditions. Our profitability may decline if our restructuring efforts do not sufficiently reduce our future costs and position us to maintain or increase our sales.

Our inability to protect our intellectual property or defend ourselves against the intellectual property claims of others could have a material adverse effect on our business. In addition, litigation to enforce our intellectual property and contractual rights or defend ourselves could result in significant litigation or licensing expense.

We seek patent and trade secret protection for significant new technologies, products, and processes because of the length of time and expense associated with bringing new products through the development process and into the marketplace. We own numerous U.S. and foreign patents, and we intend to file additional applications, as appropriate, for patents covering our products. Patents may not be issued for any pending or future patent applications owned by or licensed to us, and the claims allowed under any issued patents may not be sufficiently broad to protect our technology. Any issued patents owned by or licensed to us may be challenged, invalidated, or circumvented, and the rights under these patents may not provide us with competitive advantages. In addition, competitors may design around our technology, copy our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture increased market share. In addition, as our patents expire, we rely on trade secrets and proprietary know-how to protect our products. We cannot be sure the steps we have taken, or will take in the future, will be adequate to deter misappropriation of our proprietary information and intellectual property. Of particular concern are developing countries, such as China and India, where the laws, courts, and administrative agencies may not protect our intellectual property rights as fully as in the United States or Europe.

We seek to protect trade secrets and proprietary know-how, in part, through confidentiality and non-competition agreements with our collaborators, employees, and consultants. These agreements may be breached, we may not have adequate remedies for any breach, and our trade secrets and proprietary know-how may otherwise become known or be independently developed by our competitors, or our competitors may otherwise gain access to our intellectual property.

Others may assert intellectual property infringement claims against us or our customers. We may provide an intellectual property indemnity in connection with our terms and conditions of sale to our customers and in other types of contracts with third parties. Indemnification payments and legal expenses to defend claims could be costly.

We could incur substantial costs to defend ourselves in suits brought against us, including for alleged infringement of third-party rights, or in suits in which we may assert our intellectual property or contractual rights against others. An unfavorable outcome of any such litigation could have a material adverse effect on our business and results of operations.

SMH holds numerous U.S. and foreign patents, including foreign counterparts to its U.S. patents, and licenses the trademarked brand name of one of its significant products, Link-Belt®, from a third party. If the third party were to terminate that license agreement, we would lose the right to use the Link-Belt® trademark in the marketplace and cease to benefit from any of its associated goodwill.

Changes to tax laws and regulations could affect our profitability.

We derive a significant portion of our revenue and earnings from our international operations, and are subject to income and other taxes in the United States and numerous foreign jurisdictions. Changes in U.S. and foreign income tax laws and regulations, or their interpretation, could result in higher or lower income tax rates assessed or changes in the taxability of certain revenues or the deductibility of certain expenses, thereby affecting our income tax expense and profitability. A number of factors may cause our effective tax rate to fluctuate, including: changes in tax rates in various jurisdictions; unanticipated changes in the amount of profit in jurisdictions in which the statutory tax rates may be higher or lower than the U.S. tax rate; the resolution of issues arising from tax audits with various tax authorities; changes in the valuation of our deferred tax assets and liabilities; adjustments to income taxes upon finalization of various tax returns; increases in expenses not deductible for tax purposes, including impairments of goodwill in connection with acquisitions; and changes in available tax credits or our ability to utilize foreign tax credits. Any of these factors could cause us to experience an effective tax rate significantly different from that of prior periods or current expectations, which could have an adverse effect on our results of operations or cash flows.

In addition, many countries are implementing legislation and other guidance to align their international tax rules with the Organisation for Economic Co-operation and Development's (OECD) Base Erosion and Profit Shifting recommendations and action plan that aim to standardize and modernize global corporate tax policy, including changes to cross-border tax, transfer pricing documentation rules, and nexus-based tax incentive practices. The OECD also released model rules introducing a new 15% global minimum tax for large multinational corporations with an annual global revenue exceeding 750.0 million euros (Pillar Two Rules). Many countries, including the member states of the European Union, have implemented legislation adopting the Pillar Two Rules, with effective dates beginning in 2024 and beyond. While the full impact of these regulations remains uncertain, compliance with Pillar Two Rules may lead to new reporting requirements and negatively impact our provision for income taxes, net income and cash flows.

Effects of climate change may adversely impact our business.

Climate change may pose environmental risks that could harm our results of operations and affect the way we conduct business. Some of our operations are located in regions that may become increasingly vulnerable due to climate change, which may cause extreme weather conditions such as more intense hurricanes, thunderstorms, tornadoes and snow or ice storms, winds, and rainfall, as well as rising sea levels and increased volatility in seasonal temperatures. Extreme weather conditions or weather-driven natural disasters could impact our ability to maintain our operations in those areas. For example, we have manufacturing locations in the southeastern United States, which region has experienced record hurricanes in recent years reportedly due to the effects of climate change. Increased energy demand to heat or cool our facilities in certain locations may place stresses on local energy infrastructure and potentially constrain local energy supplies, which could have a negative impact on our operations.

Climate change could also affect demand for our products by our customers that are affected by weather and weather-driven events, including seasonal changes in outdoor working conditions and rainfall levels. Climate change has also been cited as contributing to the increased likelihood around the world of hot and dry conditions in which wildfires and invasive species, like the destructive mountain pine beetle, thrive. As a result of the effects of climate change, our customers in the forestry industry may face damage to assets and losses from business interruption, which could lead to the reduced operation or closure of mills, and disruption of supply chains of which we may be a part. These risks could harm our business and results of operations.

Investors, customers and other stakeholders are increasingly focused on the climate-related performance of companies they invest in. As part of our commitment to sustainability, we have set and may in the future set sustainability goals, particularly related to greenhouse gas emissions reductions. There is a risk that we may not be able to meet the goals that we set and strive to meet. If we have not responded in a satisfactory manner and demonstrated our commitment to addressing climate change, investors and customers' willingness to invest in, spend money with and otherwise provide capital to us may also be impacted.

Our insurance coverage may be inadequate or expensive.

We are subject to claims in the ordinary course of business. It is not always possible to prevent or detect activities giving rise to claims, and the precautions we take may not be effective in all cases. We maintain insurance policies that provide limited coverage for some, but not all, potential risks and liabilities associated with our business. We may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. As a result, we may not be able to renew our existing insurance policies or procure other desirable insurance on commercially reasonable terms, if at all. In addition, certain risks generally are not fully insurable. Even where insurance coverage applies, insurers may contest their obligations to make payments. Our financial condition, results of operations and cash flows could be materially and adversely affected by losses and

liabilities from uninsured or under-insured events, as well as by delays in the payment of insurance proceeds, or the failure by insurers to make payments.

Risks Related to our Foreign Operations

Our global operations subject us to various risks that may adversely affect our results of operations.

We are a leading global supplier of equipment and critical components used in process industries worldwide. We sell our products globally and operate multiple manufacturing operations worldwide, including operations in Canada, China, Europe, Mexico, India and Brazil. International revenues and operations are subject to a number of risks which vary by geographic region, including the following:

– agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system;
– foreign customers may have longer payment cycles;
– foreign countries may impose additional withholding taxes or otherwise tax our foreign income;
– economic sanctions, trade embargoes, tariffs, currency restrictions or other adverse trade regulations;
– environmental and other regulations can adversely impact our ability to operate our facilities;
– disruption from climate change, natural disaster, including earthquakes and/or tornadoes, fires, war, terrorist activity, and other force majeure events beyond our control;
– changes in zoning laws that may require relocation of our manufacturing operations;
– disruption from fast-spreading health epidemics and pandemics which have and may continue to result in widespread interruptions or restrictions on our employees' and other service providers' ability to travel, temporary closures of our facilities or the facilities of our customers, suppliers or other vendors in our supply chain, potentially including single source suppliers, other disruptions in the supply chain, and related issues, similar to what occurred during the COVID-19 pandemic;
– worsening economic conditions may result in worker unrest, labor actions, and potential work stoppages;
– political and/or civil unrest may disrupt commercial activities of ours or our customers;
– fluctuations in foreign currency exchange rates and foreign interest rates beyond our control;
– it may be difficult to repatriate funds, due to unfavorable domestic and foreign tax consequences or other restrictions or limitations imposed by foreign governments;
– competition, especially in China, has increased as new companies enter the market and existing competitors expand their product lines and manufacturing operations;
– the protection of intellectual property in foreign countries may be more difficult to enforce; and
– any continuing effects on cross border trade and labor, and political and regulatory volatility resulting from the United Kingdom's exit from the European Union.

Operating globally subjects us to various risks that may adversely affect our results of operations in the future.

Policies of the Chinese government may negatively impact our business.

We operate significant manufacturing facilities in China. In 2024, our sales to China were $75.9 million, or 7%, of our revenue. Our Chinese manufacturing facilities provide low-cost sourcing to many of our subsidiaries. Changes in the policies of the Chinese government, devaluation of the Chinese currency, restrictions on the repatriation of cash, political unrest, unstable economic conditions, retaliatory tariffs, or other developments in China or in U.S.-China relations that are adverse to trade, including enactment of protectionist legislation or trade or currency restrictions, could negatively impact our business and operating results. Policies of the Chinese government to target slower economic growth may negatively affect our business in China if customers are unable to expand capacity or obtain financing for expansion or improvement projects. The United States has restricted and may further restrict investment in certain companies with ties to the Chinese government; if such restrictions are expanded, or if investment was otherwise restricted, our business would be negatively affected.

Policies of the Chinese government to advance internal political priorities may potentially negatively affect our business in any number of ways that we may not foresee. For example, the Chinese government has imposed a ban on all recovered paper imports effective as of January 1, 2021. According to Fastmarkets RISI, the Chinese government's actions have led to a severe shortage of recovered paper in China, which has forced mills to incur additional downtime. Chinese containerboard producers have been looking to build capacity for fiber in Southeast Asia, with the intent to ship pulp back to China for further processing. These policies have and could in the future continue to have a significant influence on the price, nature and availability of the type of paper imported into China, have and may in the future continue to have a negative effect on the operating capacity of our customers in China, and have and may in the future continue to affect the demand for our products and our operating results in China and the surrounding region.

Our sales of capital equipment in China tend to be more variable and are subject to a number of uncertainties.

Our bookings and revenues from China have tended to be more variable than in other geographic regions. The Chinese pulp and paper industry has experienced periods of significant capacity expansion to meet demand followed by periods of reduced activity while overcapacity is absorbed. These cycles result in periods of significant bookings activity for our capital products and increased revenues followed by a significant decrease in bookings or potential delays in shipments and order placements by our customers as they attempt to balance supply and demand.

Orders from customers in China, particularly for large fiber processing systems that have been tailored to a customer's specific requirements, have credit risks higher than we generally incur elsewhere, and some orders are subject to the receipt of financing approvals from the Chinese government or can be impacted by the availability of credit and more restrictive monetary policies. We generally do not record bookings for signed contracts from customers in China for large fiber processing systems until we receive the down payments for such contracts. The timing of the receipt of these orders and the down payments are uncertain and there is no assurance that we will be able to recognize revenue on these contracts. We may experience a loss if a contract is canceled prior to the receipt of a down payment if we have commenced engineering or other work associated with the contract or we may not be able to retain a down payment. We typically have inventory awaiting shipment to customers and could incur a loss if contracts are canceled and we cannot re-sell the equipment. In addition, we may experience a loss if the contract is canceled, or the customer does not fulfill its obligations under the contract, prior to the receipt of a letter of credit or final payments covering the remaining balance of the contract, which could represent a significant portion of the total order. As a result of these factors, our revenue recognized in China have varied, and will in the future vary from period to period and be difficult to predict.

Our results of operations may be adversely affected by currency fluctuations.

As a multinational corporation, we are exposed to fluctuations in currency exchange rates that impact our business in many ways. We are exposed to both translation as well as transaction risk associated with transactions denominated in currencies that differ from our subsidiaries' functional currencies. Although most of our subsidiaries' costs are denominated in the same currency as their revenue, changes in the relative values of currencies occur from time to time and can adversely affect our operating results. Some of the foreign currency translation risk is mitigated when foreign subsidiaries have revenue and expenses in the same foreign currency. Further, certain foreign subsidiaries may hold U.S. dollar assets or liabilities which, as the U.S. dollar strengthens versus the applicable functional currencies, will result in currency transaction gains on assets or losses on liabilities. While some foreign currency transaction risks can be hedged using derivatives or other financial instruments, or may be insurable, such attempts to mitigate these risks may be costly and may not always be successful.

When we translate the local currency results of our foreign subsidiaries into U.S. dollars during a period in which the U.S. dollar is strengthening, our financial results will reflect decreases due to foreign currency translation. In addition, our consolidated financial results are adversely affected when foreign governments devalue their currencies. Our major foreign currency translation exposures involve the currencies in Europe, China, Brazil, Canada, and Mexico. For example, China's central bank has previously devalued the renminbi to boost the Chinese economy, which had a negative translation impact on our consolidated revenue and may in the future have a negative translation impact if this recurs. The overall favorable or unfavorable effect of foreign currency translation on our financial results will vary by quarter. We do not enter into derivatives or other financial instruments to hedge this type of foreign currency translation risk.

Risks Related to Regulation of our Business and Industry

Operating globally subjects us to changes in government regulations and policies in multiple jurisdictions around the world, including those related to tariffs and trade barriers, taxation, exchange controls and political risks.

Changes in government policies, political unrest, economic sanctions, trade embargoes, or other adverse trade regulations can negatively impact our business. Non-U.S. markets contribute a substantial portion of our revenues, and we intend to continue expanding our presence in these regions. For example, we operate businesses in Mexico and Canada, and we benefited from the North American Free Trade Agreement, which has been replaced by the United States-Mexico-Canada Agreement (USMCA), from which we also benefit. If the United States were to withdraw from or materially modify the USMCA or impose significant tariffs or taxes on goods imported into the United States, the cost of our products could significantly increase or no longer be priced competitively, which in turn could have a material adverse effect on our business and results of operations.

In addition, the Office of the United States Trade Representative has imposed tariffs on a wide variety of products from China, including pulp and paper machinery equipment, pursuant to Section 301 of the Trade Act of 1974. The tariffs on pulp and paper machinery are set at 25% and, effective as of February 2025, there is an additional 10% tariff on all imports from China. In addition, the U.S. Department of Commerce has imposed tariffs of 25% on numerous categories of steel and aluminum imports, under Section 232 of the Trade Expansion Act of 1962, and such tariffs could increase or expand to include

additional import categories. While we try to mitigate the impact of the existing and other proposed tariffs by the Trump administration through pricing and sourcing strategies, we cannot be certain how our customers and competitors will react to the actions we take. The tariffs have and could in the future negatively affect our ability to compete against competitors who do not manufacture in China and/or are not subject to the tariffs.

The United States has tightened trade sanctions targeting countries like China and Russia. For example, since 2018 the United States has imposed various trade and economic sanctions targeting certain persons in Russia and certain types of business with Russia. The United States has continued to expand export control restrictions applicable to certain Chinese firms and continued its assessment of new controls for "emerging foundational technologies," escalating U.S.-China tension concerning technology. Moreover, tensions between the U.S. and China have increased and future actions by the U.S. or Chinese governments may impact our operations in and supply from China, as well as sales to and from China. In response, Russia and China have begun considering and, in some cases, implementing trade sanctions that could affect U.S.-owned businesses. The imposition of trade sanctions has and may in the future continue to make it generally more difficult to do business in Russia and China and cause delays or prevent shipment of products or services performed by our personnel, or to receive payment for products or services.

Additionally, the military conflict between Russia and Ukraine and the global response to it has and may in the future adversely impact our revenues, gross margins and financial results. The United States, the European Union, and many other countries have imposed sanctions on Russia, individuals in Russia and Russian businesses, including several large banks. In 2024, our sales to Russia were minimal at $2.6 million. As a result of the international sanctions regime in place against Russia, it has become extremely difficult to sell any of our equipment or services into Russia. Any proposed sales into Russia are evaluated on a case-by-case basis, taking into account the risks related to the sale, the costs associated with ensuring compliance with applicable sanctions and the likelihood of receiving payment from either party's banks. It is not possible to predict the broader or longer-term consequences of this conflict, which could include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, currency exchange rates and financial markets. Such geopolitical instability and uncertainty has and could continue to have in the future a negative impact on our ability to sell to, ship products to, collect payments from, and support customers in certain regions based on trade restrictions, embargoes and export control law restrictions, and logistics restrictions, and could increase the costs, risks and adverse impacts from these new challenges. The conflict between Russia and Ukraine, as well as other conflicts such as those in the Middle East, may also have the effect of heightening other risks disclosed in this Annual Report on Form 10-K, any of which could materially and adversely affect our business and results of operations. Such risks include, but are not limited to, adverse effects on macroeconomic conditions, including inflation and business and consumer spending; disruptions to our global technology infrastructure, including through cyberattack, ransomware attack, or cyber-intrusion; adverse changes in international trade policies and relations; our ability to maintain or increase our prices, including any fuel surcharges in response to rising fuel costs; the energy crisis resulting from the Russia-Ukraine conflict, particularly in Europe; our ability to implement and execute our business strategy; disruptions in global supply chains; our exposure to foreign currency fluctuations; and constraints, volatility, or disruption in the capital markets. Such restrictions have and may in the future continue to have a material adverse impact on our business and operating results.

We are required to comply with a wide variety of laws and regulations, and are subject to regulation by various federal, state and foreign agencies.

We are subject to various local, state, federal, foreign and transnational laws and regulations, particularly those relating to environmental protection, the importation and exportation of products, tariffs and trade barriers, taxation, exchange controls, current good manufacturing practices, data protection, health and safety and our business practices in the U.S. and abroad, such as anti-corruption and anti-competition laws, and, in the future, any changes to such laws and regulations could adversely affect us. The costs associated with legal and regulatory compliance has increased as the number of laws and regulations applicable to our business has increased. Any noncompliance by us with applicable laws and regulations or the failure to maintain, renew or obtain necessary permits and licenses could result in criminal, civil and administrative penalties and could have an adverse effect on our results of operations.

We are subject to risks and costs associated with environmental laws and regulations.

The manufacturing of our products requires the use of hazardous materials that are subject to a broad array of environmental, health and safety laws and regulations. Our failure to manage the use, transportation, emissions, discharge, storage, recycling, or disposal of hazardous materials could lead to increased costs or regulatory penalties, fines and legal liability. Our ability to expand, modify or operate our manufacturing facilities in the future may be impeded by environmental regulations, such as air quality, wastewater requirements, and energy supply and use restrictions. The Chinese government has pledged to tackle the country's hazardous smog and improve air quality conditions, which has prompted authorities to impose strict pollution control measures when certain pollution levels are detected and ahead of high-profile events. Regulators have in

the past and may in the future temporarily restrict the operations of our manufacturing facilities in a particular geographic location as a result of attempts to control pollution levels, or energy supply or use restrictions in China. Environmental laws and regulations could also require us to acquire pollution abatement or remediation equipment, modify product designs, or incur other expenses. New regulations promulgated in reaction to climate change could result in increased manufacturing costs associated with air pollution control or energy requirements, and increased or new monitoring, recordkeeping, and reporting of greenhouse gas (GHG) emissions. For example, the Corporate Sustainability Reporting Directive in the European Union imposes obligations in future years to report GHG emissions. Calculation of some GHG emissions can involve uncertainty and lack precision because of the absence of reliable inputs or methods to perform such calculations. We also see the potential for higher energy costs driven by climate change regulations. Implementation of such new regulations could increase our costs or require us to modify our operations and negatively impact our business and results of operations.

Since 2020, we have set annual goals related to environmental, social and governance (ESG) issues. Some or all of our current or future ESG goals may be difficult to achieve and may be subject to factors beyond our reasonable control, including without limitation, actions of our customers and suppliers, technological advances with respect to replacing natural gas with renewable energy sources for industrial applications, and the availability of renewable energy sources for our facilities and applications. Failure to achieve our ESG goals could negatively impact our reputation, which could have an adverse impact on our overall business and stock price.

Environmental, health and mine safety laws and regulations impacting the mining industry may adversely affect demand for products manufactured by our Material Handling segment.

SMH, which is in our Material Handling segment, supplies equipment to mining companies operating in major mining regions throughout the world. SMH's customers' operations are subject to or affected by a wide array of regulations in the jurisdictions where they operate, including those directly impacting mining activities and those indirectly affecting their businesses, such as applicable environmental and mine safety laws. New environmental and health legislation or administrative regulations relating to mining or affecting demand for mined materials or more stringent interpretations of existing laws and regulations, may require SMH's customers to significantly change or curtail their operations. The mining industry has also encountered increased scrutiny as it relates to safety regulations. New legislation or regulations and the high cost of compliance with such regulations relating to mine safety standards may induce customers to discontinue or limit their mining operations and may discourage companies from developing new mines or maintaining existing mines, which in turn could diminish demand for our products and services. As a result of these factors, demand for SMH's mining equipment could be adversely affected by environmental and health regulations directly or indirectly impacting the mining industry. Any reduction in demand for SMH's products as a result of environmental, health or mine safety regulations could have an adverse effect on SMH's and our overall business, financial condition or results of operations.

Risks Related to Indebtedness and our Credit Agreement

Our debt may adversely affect our cash flow and may restrict our investment opportunities.

We have borrowed amounts under our five-year, unsecured multi-currency revolving credit facility (Credit Agreement) and under other agreements to fund our operations and our acquisition strategy. Our borrowing capacity under the Credit Agreement may decrease as a result of the impact that foreign exchange rate fluctuations could have on our foreign-denominated borrowings.

Pursuant to the Credit Agreement, we have a borrowing capacity of $400.0 million with an uncommitted, unsecured incremental borrowing facility of $200.0 million with a maturity date of November 30, 2027. In 2018, we also issued $10.0 million in senior notes under our Multi-Currency Note Purchase and Private Shelf Agreement with PGIM Private Capital, a unit of PGIM, Inc., and affiliate of Prudential Financial, Inc. (Note Purchase Agreement). We may also in the future obtain additional long-term debt and working capital lines of credit to meet future financing needs, which would have the effect of increasing our total leverage. Our indebtedness could have negative consequences, including:

– increasing our vulnerability to adverse economic and industry conditions;
– limiting our ability to obtain additional financing;
– limiting our ability to pay dividends on or to repurchase our capital stock;
– limiting our ability to complete a merger or an acquisition or acquire new products and technologies through acquisitions or licensing agreements; and
– limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we compete.

Substantially all of our existing indebtedness bears interest at floating rates, and as a result, our interest payment obligations on our indebtedness will fluctuate if interest rates increase or decrease.

In addition, the Tax Cuts and Jobs Act of 2017 (2017 Tax Act) places certain limitations on the deductibility of interest expense as a percentage of adjusted taxable income. If interest rates or the level of our debt increase, to the extent that the associated interest expense exceeds the limitation established by the 2017 Tax Act, the amount of interest expense that we would not be able to deduct for income tax purposes, if significant, could adversely affect our financial results and cash flows.

Our ability to satisfy our obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive, and other factors beyond our control. Our business may not generate sufficient cash flows to meet these obligations or to successfully execute our business strategy. If we were unable to service our debt and fund our business, we could be forced to reduce or delay capital expenditures or research and development expenditures, seek additional financing or equity capital, restructure or refinance our debt, curtail or eliminate our cash dividend to stockholders, or sell assets.

Restrictions in our Credit Agreement and Note Purchase Agreement may limit our activities.

Our Credit Agreement and the Note Purchase Agreement contain, and future debt instruments to which we may become subject may contain, restrictive covenants that limit our ability to engage in activities that could otherwise benefit us, including restrictions on our ability (including the ability of our subsidiaries) to: incur additional indebtedness; pay dividends on, redeem, or repurchase our capital stock; make investments; create liens; sell assets; enter into transactions with affiliates; and consolidate, merge, or transfer all or substantially all of our assets and the assets of our subsidiaries.

We are also required to meet specified financial covenants under the terms of our Credit Agreement and the Note Purchase Agreement. Our ability to comply with these financial restrictions and covenants is dependent on our future performance, which is subject to prevailing economic conditions and other factors, including factors that are beyond our control. Our failure to comply with any of these restrictions or covenants may result in an event of default under our Credit Agreement, the Note Purchase Agreement and other loan and note obligations, which could permit acceleration of the debt under those instruments and require us to repay the debt before its scheduled due date. If an event of default were to occur, we might not have sufficient funds available to make the payments required under our indebtedness. In addition, our inability to borrow funds under our Credit Agreement would have significant consequences for our business, including reducing funds available for acquisitions and other investments in our business; and impacting our ability to pay dividends and meet other financial obligations.

Furthermore, our Credit Agreement requires that any amounts borrowed under the facility be repaid by the maturity date in 2027. If we are unable to roll over the amounts borrowed into a new credit facility and we do not have sufficient cash to repay our borrowings, we may default under the Credit Agreement. We may need to repatriate cash from our overseas operations, which may not be possible, to fund the repayment and we may be required to pay taxes on the repatriated amounts. Such repatriation would have an adverse effect on our effective tax rate and cash flows.

Adverse changes to the soundness of financial institutions could affect us.

We have relationships with many financial institutions, including lenders under our credit facilities and insurance underwriters, and from time to time we execute transactions with counterparties in the financial industry, such as hedging transactions. In addition, our subsidiaries in China often hold banker's acceptance drafts that are received from customers in the normal course of business. These drafts may be discounted or used to pay vendors prior to the scheduled maturity date or submitted to an acceptance bank for payment at the scheduled maturity date. These financial institutions or counterparties could be adversely affected by volatile conditions in the financial markets, economic downturns, and difficult economic conditions. These conditions could result in financial instability, bankruptcy, or other adverse effects at these financial institutions or counterparties. We may not be able to access credit facilities in the future, complete transactions as intended, or otherwise obtain the benefit of the arrangements we have entered into with such financial parties, which could adversely affect our business and results of operations.

Risks Related to Ownership of our Capital Stock

Our share price fluctuates and experiences price and volume volatility.

Stock markets in general and our common stock in particular experience significant price and volume volatility from time to time. The market price and trading volume of our common stock may continue to be subject to significant fluctuations due not only to general stock market conditions but also to a change in sentiment in the market regarding our operations, business prospects, or future funding. Given the nature of the markets in which we participate and the volatility of orders, we may not be able to reliably predict future revenues and profitability, and unexpected changes may cause us to adjust our operations. A large proportion of our costs are fixed, due in part to our significant selling, general and administrative, research and development, and manufacturing costs. Thus, small declines in revenues could disproportionately affect our operating results. Other factors that could affect our share price and quarterly operating results include:

- changes in the assumptions used for revenue recognized over time;
- fluctuations in revenues due to customer-initiated delays in product shipments;
- failure of a customer to comply with an order's contractual obligations or inability of a customer to provide financial assurances of performance;
- adverse changes in demand for and market acceptance of our products;
- failure of our products to pass contractually agreed upon acceptance tests, which could delay or prohibit recognition of revenues under applicable accounting guidelines;
- competitive pressures resulting in lower sales prices for our products;
- adverse changes in the process industries we serve;
- delays or problems in our introduction of new products or in the manufacture of our products;
- our competitors' announcements of new products, services, or technological innovations;
- contractual liabilities incurred by us related to guarantees of our product performance;
- increased costs of raw materials or supplies, including the cost of energy;
- changes in the timing of product orders;
- changes in the estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, or expenses;
- the impact of acquisition accounting and the treatment of acquisition and restructuring costs as period costs;
- fluctuations in our outstanding indebtedness and associated interest expense;
- fluctuations in our effective tax rate;
- fluctuations in foreign currency exchange rates;
- the operating and share price performance of companies that investors consider to be comparable to us; and
- changes in global financial markets and global economies and general market conditions.

Anti-takeover provisions in our charter documents and under Delaware law could prevent or delay transactions that our shareholders may favor.

Provisions of our charter and bylaws may discourage, delay, or prevent a merger or acquisition that our shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. For example, these provisions:

- authorize the issuance of "blank check" preferred stock without any need for action by shareholders;
- provide for a classified board of directors with staggered three-year terms;
- require supermajority shareholder voting to effect various amendments to our charter and bylaws;
- eliminate the ability of our shareholders to call special meetings of shareholders;
- prohibit shareholder action by written consent; and
- establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

Our board of directors could adopt a shareholder rights plan in the future that could have anti-takeover effects and might discourage, delay, or prevent a merger or acquisition that our board of directors does not believe is in our best interest and those of our shareholders, including transactions in which shareholders might otherwise receive a premium for their shares.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

Cybersecurity is an important element of our overall enterprise risk management program. Like other global companies, we have experienced cybersecurity threats and incidents, although none to date have been material or had a material adverse effect on our business, results of operations or financial condition. We have a multilayered approach for assessing, identifying, evaluating, managing and monitoring risks related to cybersecurity threats, that is designed to help protect our information, systems, assets and operations from internal and external cybersecurity threats and help mitigate risks of cybersecurity incidents. We invest in efforts to protect, monitor, and mitigate risks from cybersecurity threats, including through our information security function, training and compliance programs, and regular employee training.

As part of our enterprise risk management program, we devote significant resources to protecting the security of our computer systems, software, networks and other technology assets, and our cybersecurity risk management processes include

physical, procedural and technical safeguards. Our cybersecurity policies, standards and procedures include incident response plans designed to help coordinate our response to cybersecurity incidents. We seek to enhance our policies and practices, as appropriate, to adapt to changes in regulations and evolving cybersecurity risks, including by conducting cybersecurity incident tabletop exercises with our management team.

We engage external parties, including consultants, network security firms and other experts, to help us assess and enhance our cybersecurity oversight. For example, we have hired an external security vendor to conduct penetration and vulnerability testing on our networks and receive regular updates about cybersecurity risks in the industry.

In order to oversee and identify risks from cybersecurity threats associated with our use of third-party service providers, we perform third-party risk assessments designed to help protect against the misuse of IT by third parties and business partners and request that material third-party service providers provide us information about their security policies and procedures. We monitor cybersecurity incidents involving our third-party providers and adjust our procedures, as appropriate.

In an effort to deter and detect cybersecurity threats, we require all employees who use an official company email account to conduct business to complete regular data protection and cybersecurity trainings, which cover timely and relevant topics, including social engineering, phishing, password protection, confidential data protection, asset use and mobile security, and educates employees on the importance of reporting potential incidents immediately. We also use technology-based tools to mitigate risks from cybersecurity threats.

As of the date of this filing, we do not believe that there currently are or have been any cybersecurity incidents, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us or our business strategy, results of operations or financial condition. For more information on risks related to cybersecurity threats, please see Part I, Item 1A, "Risk Factors."

Cybersecurity Governance and Oversight

Our cybersecurity program is integrated with the enterprise risk management framework and governance processes utilized by management and our board to oversee enterprise risk. Our board of directors has delegated oversight of cybersecurity risk to the risk oversight and sustainability committee to assist in fulfilling its oversight responsibilities with respect to management's identification, prevention, evaluation, management, and monitoring of our critical enterprise risks. The risk oversight and sustainability committee receives quarterly updates from our Head of Global IT or counsel regarding cybersecurity, including updates regarding recent cybersecurity incidents in the industry and the cybersecurity threat landscape, and is notified between such updates regarding significant new cybersecurity incidents, as appropriate. The board of directors receives regular reports from the risk oversight and sustainability committee.

Our cybersecurity program is overseen by our Head of Global IT, who is responsible for identifying and managing material cybersecurity risks. Our Head of Global IT oversees our global information security team (IT Security Team), which is responsible for leading organization-wide cybersecurity strategy, policy, standards and processes and works across relevant operating entities to assess and manage risks from cybersecurity threats. Our Head of Global IT and IT Security Team perform due diligence on the IT security systems and processes of all potential acquisition targets and have processes in place to manage post-acquisition network integration, including requiring all newly acquired companies to meet necessary security standards before they are permitted access into our IT networks or systems. The Head of Global IT's cybersecurity experience includes managing the network, infrastructure security and a cybersecurity team of a global consumer products company with a heavy online presence and with sales of services and goods to the U.S. government. In addition, our IT Security Team consists of employees that have security certifications from reputable cybersecurity training organizations, including CompTIA, and over 20 years of combined infrastructure architecture experience, including PCI, SOC1 and SOC2 level compliance.

We have also established a cross-functional Corporate Incident Response Team (CIRT) led by our General Counsel and consisting of various leaders, including our Head of Global IT, that is responsible for coordinating our response to cybersecurity incidents that present significant risk to us. The board of directors will be notified if the CIRT has been activated and provided periodic updates concerning the incident.

Item 2.   Properties

We believe that our facilities are in good condition and are suitable and adequate for our present operations. We do not anticipate significant difficulty in obtaining lease renewals or alternative space as needed.

The location and general character of our principal properties are as follows:

Flow Control Segment

We own approximately 1,013,000 square feet and lease approximately 381,000 square feet, under leases expiring on various dates ranging from 2025 to 2041, of manufacturing, engineering, and office space. In addition, in China, we lease the land associated with our buildings under long-term leases, which expire on dates ranging from 2050 to 2062.

Our principal engineering and manufacturing facilities are located in:

Valinhos, Brazil	Auburn, Massachusetts, United States	Bury, England
Three Rivers, Michigan, United States	Andover, Minnesota, United States	Jönköping, Sweden
Anderson, South Carolina, United States	Weesp, The Netherlands	Moers, Germany
Hückeswagen, Germany	Guadalajara, Mexico	Kamienna Gora, Poland
Wuxi, China		

Industrial Processing Segment

We own approximately 1,363,000 square feet and lease approximately 144,000 square feet, under leases expiring on various dates ranging from 2025 to 2031 of manufacturing, engineering, and office space. In addition, in China, we lease the land associated with our building under a long-term lease, which expires in 2071. In addition, in Sidney, British Columbia, Canada, we lease the land associated with our building under a long-term lease, which expires in 2032. Our principal engineering and manufacturing facilities are located in:

Jining, China	Sidney, British Columbia, Canada	Surrey, British Columbia, Canada
Vitry-le-François, France	Lohja, Finland	Tualatin, Oregon, United States
Lebanon, Ohio, United States		

Material Handling Segment

We own approximately 342,000 square feet and lease approximately 525,000 square feet, under leases expiring on various dates ranging from 2025 to 2034. Our principal manufacturing and office space is located in:

Saltillo, Mississippi, United States	Burleson, Texas, United States	Green Bay, Wisconsin, United States
Georgsmarienhütte, Germany	Crown Point, Indiana, United States	Alfreton, England

Corporate

We lease approximately 18,000 square feet in Westford, Massachusetts, United States, for our corporate headquarters under a lease that expires in 2026.

Item 3.   Legal Proceedings

Not applicable.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Market Price of Common Stock

Our common stock trades on the New York Stock Exchange under the symbol "KAI." The closing market price on the New York Stock Exchange for our common stock on February 14, 2025 was $388.46 per share.

Holders of Common Stock

As of February 14, 2025, we had 1,645 holders of record of our common stock. This does not include holdings in street or nominee name.

Issuer Purchases of Equity Securities

On May 16, 2024, our board of directors approved the repurchase of up to $50.0 million of our equity securities during the period from May 16, 2024 to May 16, 2025. We have not repurchased any shares of our common stock under this authorization or under our previous $50.0 million authorization, which expired on May 18, 2024.

Performance Graph

   This performance graph compares the cumulative, five-year total shareholder return assuming an investment of $100 (and the reinvestment of dividends) in our common stock, the Russell 3000 Stock Index, and the Dow Jones U.S. Industrial Machinery TSM Index. Because our fiscal year ends on a Saturday, the graph values are calculated using the last trading day prior to the end of our fiscal year.



	12/28/2019	1/2/2021	1/1/2022	12/31/2022	12/30/2023	12/28/2024
Kadant Inc.	$ 100.00	$ 134.60	$ 221.31	$ 171.70	$ 272.46	$ 342.40
Russell 3000	100.00	120.89	151.91	122.73	154.59	191.39
Dow Jones U.S. Industrial Machinery TSM	100.00	116.68	145.09	126.64	161.73	179.57

Item 6.   **[Reserved]**

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations should be read together with the consolidated financial statements and related notes set forth in Item 8, "Financial Statements and Supplementary Data." The following discussion also contains forward-looking statements, including the outlook for our business, that involve a number of risks and uncertainties. See Part I, "Forward-Looking Statements," for a discussion of the forward-looking statements contained below and Part I, Item 1A, "Risk Factors," for a discussion of certain risks that could cause our actual results to differ materially from the results anticipated in such forward-looking statements.

A detailed discussion of the year-over-year results for 2023 compared with 2022 can be found in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended December 30, 2023, filed with the SEC.

Overview

Company Background

We are a global supplier of technologies and engineered systems that drive Sustainable Industrial Processing®. Our products and services play an integral role in enhancing efficiency, optimizing energy utilization, and maximizing productivity in process industries while helping our customers advance their sustainability initiatives with products that reduce waste or generate more yield with fewer inputs, particularly fiber, energy, and water. Producing more while consuming less is a core aspect of Sustainable Industrial Processing and a major element of the strategic focus of our businesses.

Our financial results are reported in three reportable segments consisting of our Flow Control segment, Industrial Processing segment, and Material Handling segment. We have aggregated our operating segments into reportable segments where they contained similar products and economic characteristics, and shared similar types of customers, and production and distribution methods. Our Flow Control segment consists of our fluid-handling and doctoring, cleaning, & filtration operating segments and our Industrial Processing segment consists of our wood processing and fiber processing (formerly referred to as stock-preparation) operating segments. See Note 11, Business Segment and Geographical Information, in the accompanying consolidated financial statements for a description of and financial information on our reportable segments.

Industry and Business Overview

Bookings were a record $981.1 million in 2024, increasing 7% compared to 2023 due to strong contributions from our 2024 acquisitions. Organic bookings, which is defined as bookings excluding acquisitions and the effect of foreign currency translation, decreased 5% in 2024 compared to 2023 due to weaker demand for our capital equipment products driven by several factors, including economic uncertainties, macroeconomic conditions abroad, and the consolidation of some of our large customers.

While demand for our parts and consumables products remained strong in 2024, there was a lengthening in the timing for securing capital orders as customers became more cautious with some delaying large capital expenditures into 2025. From a geographic perspective, our operations in North America and Europe were also impacted by the consolidation of some large customers in the paper industry causing disruption and delays in their normal spending levels. In Europe, sluggish market conditions have been impacted by high interest rates and energy costs. Additionally, depressed conditions in China led to a tightening of available credit and more cautious capital spending.

We expect stronger capital bookings in 2025, especially in our Industrial Processing segment. However, the timing of securing capital orders can be uncertain and could shift by quarter and into 2026 due to macroeconomic uncertainty or other factors. We expect steady demand for our aftermarket products to continue in 2025.

We see long-term strength in our end markets as customers continue to rely on our products to help maximize productivity through more efficient production processes. In addition, we see growth opportunities from proposed and adopted legislation in the U.S. and abroad aimed at fueling investment.

An overview of our business by reportable segment is as follows:

- *Flow Control* – Our Flow Control segment bookings increased 1% in 2024 compared to 2023, including a 5% increase from acquisitions. Organic bookings decreased 3% in 2024 compared to 2023 primarily due to sluggish manufacturing activity, especially in Europe. Weaker demand for paper led to low mill operating rates and mill closures. In Europe, these challenges were further impacted by weak macroeconomic conditions and aggressive competition, which led to decreased demand for our capital equipment products. We expect steady demand in our Flow Control segment in 2025 and long-term strength in our end markets.

- *Industrial Processing* – Our Industrial Processing segment bookings increased 15% in 2024 compared to 2023, including an 18% increase from acquisitions. Organic bookings decreased 2% in 2024 compared to 2023 led by decreased demand for our capital equipment products at our wood processing business in North America. High mortgage rates and economic uncertainty led to a decline in new construction in the U.S., leading to reduced demand

for OSB, lumber, and our products. Consequently, the number of dormant or idle lines in the North American lumber industry remained high as lumber producers waited for market conditions to improve. We anticipate that the significant pent up demand for housing, coupled with the continued focus on remodeling, will lead to increased demand for our wood processing products in 2025. Demand for our capital equipment and aftermarket parts products at our fiber processing businesses remained stable compared to 2023, except at our Chinese operations due to challenging market conditions. Overcapacity led to the closure of several smaller mills, while declining prices reduced profit margins at the remaining mills. These unfavorable conditions led to delays in capital project activity. In addition, the consolidation of some large customers in the paper industry disrupted and delayed their normal spending patterns, leading to decreased demand for our products in North America and Europe. In this environment, customers are increasingly focused on projects aimed at reducing input costs, which is expected to drive increased demand for our products in this segment.

• *Material Handling* – Our Material Handling segment bookings increased 5% in 2024 compared to 2023, including a 17% increase from acquisitions. Organic bookings decreased 13% led by a reduction in capital equipment bookings. At our conveying and vibratory business, a large $12 million capital order for a conveying line in 2023 resulted in comparatively weaker capital bookings in 2024. This impact was coupled with constrained capital spending by customers in the aggregates industry. However, the long-term outlook for the aggregates industry remains strong, particularly in North America, fueled by new infrastructure projects as a result of significant federal and state investment. At our baling businesses, organic bookings decreased both in North America and Europe, as customers were reluctant to commit to capital expenditures towards the end of the year. While quote activity was active, a drop in used paper prices, constrained market conditions in Europe, and uncertainty related to borrowing costs all contributed to customers' hesitation. We expect customers will place these orders in 2025. For the overall Material Handling segment, planned infrastructure projects and asset modernization in the recycling and waste management sectors are expected to lead to increased demand in 2025.

Our global operations have been and continue to be impacted by complex market conditions fueled by inflationary pressures, geopolitical tensions, labor availability and uncertainty in the markets. While the U.S. economy has proven more resilient, growth in the European economy has slowed due to high interest rates, elevated inflation, and geopolitical tensions and China's manufacturing industry has contracted. We expect our operating environment to continue to be challenging, which creates continued uncertainty for 2025. However, we believe that the fundamentals of our business remain strong, particularly given our solid market position in key product lines, strong global operations teams, and long-term strength of our end markets.

International Sales

Approximately 50% of our sales are to customers outside the United States, mainly in Europe, Asia, and Canada. As a result, our financial performance can be materially affected by currency exchange rate fluctuations between the U.S. dollar and foreign currencies. To mitigate the impact of foreign currency fluctuations, we generally seek to charge our customers in the same currency in which our operating costs are incurred. Additionally, we may enter into forward currency exchange contracts to hedge certain firm purchase and sale commitments denominated in currencies other than our subsidiaries' functional currencies. We currently do not use derivative instruments to hedge our exposure to exchange rate fluctuations created by the translation into the U.S. dollar of our foreign subsidiaries' results that are in functional currencies other than the U.S. dollar.

Global Trade

The United States has imposed tariffs in the past and more recently proposed and implemented new tariffs on certain imports, which has and will continue to increase the cost of some of the parts and equipment we import. In addition, foreign countries may implement retaliatory tariffs in response to these actions by the United States, which may negatively impact our operations. Although we are working to mitigate the impact of tariffs through pricing and sourcing strategies, we cannot be sure these strategies will effectively mitigate the impact of these costs. For more information on risks associated with our global operations, including tariffs, please see Part I, Item 1A, "Risk Factors."

Acquisitions

We expect that a significant driver of our long-term growth will be through the acquisition of businesses and technologies that complement or augment our existing products and services or may involve entry into a new process industry. We have acquired several businesses in recent years and continue to pursue acquisition opportunities.

On January 1, 2024, we acquired Key Knife for $153.4 million, net of cash acquired and subject to a post-closing adjustment. Key Knife is a global supplier of engineered knife systems for custom chipping, planing, and flaking solutions for wood products industries, with revenue of approximately $65.0 million for the twelve months ended September 30, 2023, and is part of our Industrial Processing segment.

On January 24, 2024, we acquired KWS for $79.4 million. KWS is a leading manufacturer of conveying equipment for the bulk material handling industry, with revenue of approximately $45.0 million for the twelve months ended September 30, 2023, and is part of our Material Handling segment.

On May 31, 2024, we acquired DSTI for $53.6 million, net of cash acquired. DSTI is a leading manufacturer of engineered fluid sealing and transfer solutions for rotating applications, with revenue of approximately $25.0 million for the twelve months ended March 31, 2024, and is part of our Flow Control segment.

We funded these acquisitions primarily through borrowings under our revolving credit facility. We expect several synergies in connection with the acquisitions, including expansion of product sales into new markets by leveraging our global sales network and relationships, broadening our product portfolio, and strengthening our position in the various markets we serve.

We also completed several smaller acquisitions in 2024. See Note 2, Acquisitions, in the accompanying consolidated financial statements for further details.

Results of Operations

2024 Compared to 2023

Revenue

The following table presents changes in revenue by segment between 2024 and 2023, and those changes excluding the effect of acquisitions and foreign currency translation, which we refer to as change in organic revenue. Organic revenue excludes the effect of acquisitions for the four quarterly reporting periods following the date of the acquisition. The presentation of the change in organic revenue is a non-GAAP measure. We believe this non-GAAP measure helps investors gain an understanding of our underlying operations consistent with how management measures and forecasts its performance, especially when comparing such results to prior periods. This non-GAAP measure should not be considered superior to or a substitute for the corresponding GAAP measure.

Revenue by reportable segment in 2024 and 2023 is as follows:

(In thousands, except percentages)	December 28, 2024	December 30, 2023	Increase	% Change	Acquisitions	Currency Translation	(Non-GAAP) Change in Organic Revenue Increase (Decrease)	% Change
Flow Control	$ 371,177	$ 363,451	$ 7,726	2 %	$ 15,083	$ (1,913)	$ (5,444)	(1)%
Industrial Processing	432,738	354,703	78,035	22 %	60,610	$ (2,971)	20,396	6 %
Material Handling	249,469	239,518	9,951	4 %	39,724	$ 282	(30,055)	(13)%
Consolidated	$ 1,053,384	$ 957,672	$ 95,712	10 %	$ 115,417	$ (4,602)	$ (15,103)	(2)%

Consolidated revenue increased 10% in 2024, including a 12% increase from acquisitions. Organic revenue decreased 2% primarily due to weak demand in our Material Handling segment, partially offset by stronger demand at our Industrial Processing segment, especially for our capital equipment products. From a geographic perspective, organic revenue was impacted by softening demand in Europe due to weak macroeconomic conditions.

Revenue at our Flow Control segment increased 2% while organic revenue decreased 1% in 2024 driven by lower demand for our capital equipment products in Europe reflecting challenging market conditions and a slowdown in manufacturing activity. This decrease was partially offset by higher demand for our capital equipment products in North America, especially our fluid handling products that help customers optimize energy utilization and maximize productivity.

Revenue at our Industrial Processing segment increased 22% in 2024, including a 17% increase from acquisitions. Organic revenue increased 6% in 2024 led by increased demand for our capital equipment products at our fiber processing business. Capital equipment revenue increased 28% at our fiber processing business due to higher completion rates on large projects recognized on an over time basis in China and increased replacement and refurbishment projects in North America. In addition, maintenance and production requirements at our customers in North America led to increased demand for our parts and consumables products at our wood processing business.

Revenue at our Material Handling segment increased 4% in 2024, including a 17% increase from acquisitions. Organic revenue decreased 13% led by weaker demand for our capital equipment products. At our conveying and vibratory business, a large expansion project for a conveying line in 2023 resulted in comparatively lower capital revenue in 2024. At our baling business in Europe, high interest rates and declines in waste paper prices led to decreased demand for our capital equipment products.

Kadant Inc.

Gross Profit Margin

Gross profit margin by reportable segment in 2024 and 2023 is as follows:

	December 28, 2024	December 30, 2023	Basis Point Change
Flow Control	52.5%	51.8%	70 bps
Industrial Processing	41.8%	40.2%	160 bps
Material Handling	36.3%	35.7%	60 bps
Consolidated	44.3%	43.5%	80 bps

Consolidated gross profit margin increased to 44.3% in 2024 compared with 43.5% in 2023 due to a favorable increase in the proportion of parts and consumables revenue, which increased to 66% of total revenue compared to 62% in 2023. This increase was partially offset by the inclusion of $5.2 million of amortization expense related to acquired profit in inventory, which lowered consolidated gross profit margin in 2024 by 0.4 percentage points.

Within our reportable segments, gross profit margin:

- Increased to 52.5% at our Flow Control segment from 51.8% in 2023 primarily due to higher margins achieved on our capital equipment products. This increase was partially offset by the inclusion of $2.0 million of amortization expense related to acquired profit in inventory, which lowered gross profit margin in 2024 by 0.5 percentage points.

- Increased to 41.8% at our Industrial Processing segment from 40.2% in 2023 due to higher margins achieved on our capital equipment products and a higher proportion of parts and consumables revenue. These increases were partially offset by the inclusion of $2.2 million of amortization expense related to acquired profit in inventory, which lowered gross profit margin in 2024 by 0.5 percentage points.

- Increased to 36.3% at our Material Handling segment from 35.7% in 2023. The favorable increase in the proportion of parts and consumables revenue in 2024 was partially offset by the inclusion of $1.0 million of amortization expense related to acquired profit in inventory, which lowered gross profit margin in 2024 by 0.5 percentage points.

Selling, General, and Administrative Expenses

Selling, general, and administrative (SG&A) expenses by reportable segment and corporate in 2024 and 2023 are as follows:

(In thousands, except percentages)	December 28, 2024	December 30, 2023	Increase	% Change
Flow Control	$ 96,693	$ 87,427	$ 9,266	11%
Industrial Processing	87,816	66,384	21,432	32%
Material Handling	54,355	43,008	11,347	26%
Corporate	41,056	39,445	1,611	4%
Consolidated	$ 279,920	$ 236,264	$ 43,656	18%
Consolidated as a Percentage of Revenue	27%	25%		

Consolidated SG&A expenses as a percentage of revenue increased to 27% in 2024 compared to 25% in 2023 principally due to the impact of our acquisitions and acquisition-related costs. Consolidated SG&A expenses increased $43.7 million, or 18%, primarily due to the inclusion of $35.6 million of SG&A expenses from acquisitions, $4.7 million of incremental acquisition-related costs and annual wage increases. Acquisition-related costs included in SG&A consist of amortization expense associated with acquired backlog and acquisition costs.

Within our reportable segments and corporate, SG&A expenses:

- Increased $9.3 million at our Flow Control segment principally due to the inclusion of $5.2 million of SG&A expenses from acquisitions, $2.2 million of acquisition-related costs and increased compensation expense, partially offset by a decrease in commission expense.

- Increased $21.4 million at our Industrial Processing segment due to the inclusion of $19.5 million of SG&A expenses from acquisitions and increased compensation expense. These increases were partially offset by a $0.5 million favorable effect of foreign currency translation.

- Increased $11.3 million at our Material Handling segment primarily due to the inclusion of $10.9 million of SG&A expenses from acquisitions and $2.4 million of incremental acquisition-related costs, partially offset by a decrease in expense related to external commissions and sales incentives.

- Increased $1.6 million at Corporate due to annual wage increases and consulting costs.

Other Costs, Net

The components of other costs, net in 2024 and 2023 are as follows:

(In thousands)	December 28, 2024	December 30, 2023
Restructuring and Impairment Costs	$ —	$ 766
Other Costs (Income)	658	(43)
	$ 658	$ 723

Restructuring and Impairment Costs

- Restructuring and impairment costs of $0.4 million in 2023 within our Flow Control segment related to our restructuring plan to consolidate a small manufacturing operation into a larger facility in Germany. Restructuring and impairment costs related to this plan consisted of severance costs for the termination of 10 employees, facility and other closure costs, and asset-write downs.

- Restructuring costs of $0.4 million in 2023 within our Flow Control segment related to the termination of a contract at one of our operations in Germany.

Other Costs (Income)

- Loss of $0.7 million in 2024 related to the recognition of a cumulative translation adjustment associated with the liquidation of a small foreign subsidiary in the Flow Control segment.
- In 2022, we entered into several agreements with the local government in China to sell our then existing manufacturing building and land use rights of one of our subsidiaries in China (China Transaction). In connection with the China Transaction, we recognized other income of $0.8 million in 2023 related to the outsourcing of demolition and cleanup work of the then existing manufacturing building in China and sale of the remaining fixed assets. In addition, we incurred costs of $0.8 million in 2023 related to the relocation of machinery and equipment and administrative offices to the new manufacturing facility in China.

Interest Expense

Interest expense increased to $20.0 million in 2024 from $8.4 million in 2023 due to increased borrowings under our revolving credit facility, which were primarily used to fund our acquisitions and, to a lesser extent, a higher weighted average interest rate.

Provision for Income Taxes

Our provision for income taxes decreased to $40.5 million in 2024 from $42.2 million in 2023 primarily due to the decrease of $5.9 million in pre-tax income. The effective tax rate was 26.5% in both 2024 and 2023 and was higher than our statutory rate of 21% primarily due to the distribution of our worldwide earnings, state taxes, and nondeductible expenses.

Net Income

Net income decreased to $112.6 million in 2024 from $116.8 million in 2023 primarily due to a $11.6 million increase in interest expense, offset in part by a $5.5 million increase in operating income and a $1.7 million decrease in provision for income taxes (see discussions above for further details).

Non-GAAP Key Performance Indicators

In addition to the financial measures prepared in accordance with GAAP, we use certain non-GAAP financial measures, including organic revenue (defined as revenue excluding the effect of acquisitions and foreign currency translation), adjusted operating income, earnings before interest, taxes, depreciation, and amortization (EBITDA), adjusted EBITDA, adjusted EBITDA margin (defined as adjusted EBITDA divided by revenue), and free cash flow (defined as net cash provided by operating activities less capital expenditures).

We use organic revenue in order to understand our trends and to forecast and evaluate our financial performance and compare revenue to prior periods (see discussion in *Revenue* above). Adjusted operating income, adjusted EBITDA, and adjusted EBITDA margin exclude amortization expense related to acquired profit in inventory and backlog, acquisition costs,

restructuring and impairment costs, relocation costs and other income and expense, as indicated. These items are excluded as they are not indicative of our core operating results and are not comparable to other periods, which have differing levels of incremental costs, expenditures or income, or none at all. Additionally, we use free cash flow in order to provide insight on our ability to generate cash for acquisitions and debt repayments, as well as for other investing and financing activities.

We believe these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our core business, operating results, or future outlook. We believe that the inclusion of such measures helps investors gain an understanding of our underlying operating performance and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts and to the performance of our competitors. Such measures are also used by us in our financial and operating decision-making and for compensation purposes. We also believe this information is responsive to investors' requests and gives them additional measures of our performance.

Our non-GAAP financial measures are not meant to be considered superior to or a substitute for the results of operations or cash flows prepared in accordance with GAAP. In addition, our non-GAAP financial measures have limitations associated with their use as compared to the most directly comparable GAAP measures, in that they may be different from, and therefore not comparable to, similar measures used by other companies.

A reconciliation of adjusted operating income, adjusted EBITDA, and adjusted EBITDA margin from net income attributable to Kadant is as follows:

(In thousands, except percentages)	December 28, 2024	December 30, 2023	December 31, 2022
Net Income Attributable to Kadant	$ 111,598	$ 116,069	$ 120,928
Net Income Attributable to Noncontrolling Interest	956	737	802
Provision for Income Taxes	40,516	42,210	43,906
Interest Expense, Net	18,113	6,640	5,574
Other Expense, Net	69	101	72
Operating Income	171,252	165,757	171,282
Gain on Sale (a)	—	—	(20,190)
Acquired Profit in Inventory Amortization (b)	5,189	—	(218)
Acquired Backlog Amortization (c)	3,252	—	703
Acquisition Costs	2,872	1,442	668
Indemnification Asset Reversal, Net (d)	158	102	1,316
Restructuring and Impairment Costs	—	766	1,334
Other Costs (Income) (e)	658	(43)	—
Adjusted Operating Income (non-GAAP measure)	183,381	168,024	154,895
Depreciation and Amortization	46,335	33,297	34,233
Adjusted EBITDA (non-GAAP measure)	$ 229,716	$ 201,321	$ 189,128
Adjusted EBITDA Margin (non-GAAP measure)	21.8%	21.0%	20.9%

A reconciliation of free cash flow from net cash provided by operating activities is as follows:

(In thousands)	December 28, 2024	December 30, 2023	December 31, 2022
Net Cash Provided by Operating Activities	$ 155,265	$ 165,545	$ 102,625
Less: Capital Expenditures (f)	(21,005)	(31,850)	(28,199)
Free Cash Flow (non-GAAP measure)	$ 134,260	$ 133,695	$ 74,426

(a) Represents a gain on the China Transaction in our Industrial Processing segment.
(b) Represents expense (income) within cost of revenue associated with amortization of acquired profit in inventory.
(c) Represents intangible amortization expense associated with acquired backlog.
(d) Represents the provision for or reversal of indemnification assets related to the establishment or release of tax reserves associated with uncertain tax positions.
(e) Includes a loss of $0.7 million from the recognition of a cumulative translation adjustment associated with the liquidation of a small foreign subsidiary in our Flow Control segment in 2024.
(f) Includes capital expenditures of $7.4 million in 2023 and $10.4 million in 2022 associated with the China Transaction.

Liquidity and Capital Resources

Consolidated working capital was $250.8 million at December 28, 2024, compared with $225.8 million at December 30, 2023. Cash and cash equivalents were $94.7 million at December 28, 2024, compared with $103.8 million at December 30, 2023, which included cash and cash equivalents held by our foreign subsidiaries of $73.8 million at December 28, 2024 and $94.6 million at December 30, 2023.

Cash Flow

Cash flow information is as follows:

(In thousands)	December 28, 2024	December 30, 2023
Net Cash Provided by Operating Activities	$ 155,265	$ 165,545
Net Cash Used in Investing Activities	(319,137)	(30,790)
Net Cash Provided by (Used in) Financing Activities	159,914	(111,111)
Exchange Rate Effect on Cash, Cash Equivalents, and Restricted Cash	(6,549)	3,084
(Decrease) Increase in Cash, Cash Equivalents, and Restricted Cash	$ (10,507)	$ 26,728

Operating Activities

Cash provided by operating activities decreased to $155.3 million in 2024 from $165.5 million in 2023 primarily due to an increase in cash used for working capital. Our operating cash flows are primarily generated from cash received from customers, offset by cash payments for items such as inventory, employee compensation, operating leases, income taxes, and interest payments on outstanding debt obligations.

During 2024, significant operating cash outflows were associated with accounts receivable, customer deposits and other liabilities. A decrease in customer deposits used cash of $29.8 million due to a reduction in capital equipment orders and an increase in accounts receivable and contract assets used cash of $9.8 million primarily due to our revenue growth. Other liabilities used cash of $21.2 million primarily due to cash outflows from incentive compensation and operating lease payments. These uses of cash were offset in part by cash provided from the shipment of inventory of $24.0 million and increases in accounts payable of $10.6 million related to inventory purchases and the timing of payments.

During 2023, significant operating cash inflows were associated with working capital related to inventory, other liabilities and unbilled revenue. Shipments of inventory provided cash of $14.1 million and increases in other liabilities provided cash of $9.2 million due to the timing of payments to subcontractors and outside vendors. In addition, a reduction in unbilled revenue provided cash of $6.5 million. These sources of cash were offset in part by $28.9 million of operating cash outflows associated with accounts payable and customer deposits primarily due to the timing of payments.

Investing Activities

Cash used in investing activities was $319.1 million in 2024 compared with $30.8 million in 2023. Consideration paid for acquisitions, net of cash acquired, was $300.3 million in 2024. Additionally, capital expenditures were $21.0 million in 2024 and $31.9 million in 2023, which included capital expenditures associated with the China Transaction of $7.4 million.

Financing Activities

Cash provided by financing activities was $159.9 million in 2024 compared with cash used of $111.1 million in 2023. Borrowings under our revolving credit facility were $305.2 million in 2024, which were primarily used to fund our 2024 acquisitions. Repayments of short- and long-term obligations were $124.5 million in 2024 compared to $94.0 million in 2023. Cash dividends paid to stockholders were $14.7 million in 2024 and $13.2 million in 2023. In addition, taxes paid related to the vesting of equity awards were $5.9 million in 2024 compared to $3.9 million in 2023.

Exchange Rate Effect on Cash, Cash Equivalents, and Restricted Cash

The exchange rate effect on cash, cash equivalents, and restricted cash represents the impact of translation of cash balances at our foreign subsidiaries. The $6.5 million decrease in cash, cash equivalents, and restricted cash in 2024 related to exchange rates was primarily attributable to the strengthening of the U.S. dollar against the euro and the Canadian dollar and, to a lesser extent, the Brazilian real and Mexican peso. The $3.1 million increase in cash, cash equivalents and restricted cash in 2023 was primarily attributable to the weakening of the U.S. dollar against the euro, the Canadian dollar, and Mexican peso.

Borrowing Capacity and Debt Obligations

Our unsecured multi-currency revolving credit facility originally entered into on March 1, 2017 (as amended and restated to date, the Credit Agreement) matures on November 30, 2027 and has a total borrowing capacity of $400.0 million.

In 2024, we borrowed $305.2 million under our revolving credit facility, which was primarily used to fund our acquisitions.

As of December 28, 2024, our outstanding balance under the Credit Agreement was $278.4 million, including $71.4 million of euro-denominated borrowings. We also had $121.8 million of available borrowing capacity, along with a $200.0 million uncommitted, unsecured incremental borrowing facility. Borrowings under our revolving credit facility bear variable rates of interest and adjust frequently based on prevailing market rates and the terms of our Credit Agreement. Under our debt agreements, our leverage ratio must be less than 3.75 or, if we elect, for the quarter during which a material acquisition occurs and for the three fiscal quarters thereafter, must be less than 4.25. As of December 28, 2024, our leverage ratio was 0.99 and we were in compliance with our debt covenants. See Note 6, Long-Term Obligations, in the accompanying consolidated financial statements for additional information regarding our debt obligations.

Additional Liquidity and Capital Resources

In addition to the obligations on our consolidated balance sheet at December 28, 2024, which include, but are not limited to, long-term obligations (Note 6), unrecognized tax benefits (Note 5), leases (Note 9), and contingent consideration associated with a 2024 acquisition (Note 2), we have outstanding letters of credit and bank guarantees of $13.9 million at December 28, 2024, primarily relating to performance obligations and customer deposit guarantees (Note 7).

On May 16, 2024, our board of directors approved the repurchase of up to $50.0 million of our equity securities during the period from May 16, 2024 to May 16, 2025. We have not repurchased any shares of our common stock under this authorization or under our previous $50.0 million authorization that expired on May 18, 2024.

We paid cash dividends of $14.7 million in 2024. On November 14, 2024, we declared a quarterly cash dividend of $0.32 per share totaling $3.8 million that was paid on February 6, 2025. Future declarations of dividends are subject to our board of directors' approval and may be adjusted as business needs or market conditions change. The declaration of cash dividends is also subject to our compliance with the covenant in our Credit Agreement related to our consolidated leverage ratio.

We plan to make capital expenditures of approximately $24.0 to $26.0 million during 2025 for property, plant, and equipment.

As of December 28, 2024, we had approximately $296.1 million of total unremitted foreign earnings. It is our intent to indefinitely reinvest $255.3 million of these earnings to support the current and future capital needs of our foreign operations, including debt repayments, if any. In 2024, we recorded withholding taxes on the earnings in certain foreign subsidiaries that we plan to repatriate in the foreseeable future. The foreign withholding taxes that would be required if we were to remit the indefinitely-reinvested foreign earnings to the United States would be approximately $5.3 million.

We believe that our existing cash and cash equivalents, along with cash generated from operations and our existing borrowing capacity will be sufficient to meet the capital requirements of our operations for the next 12 months and the foreseeable future.

Application of Critical Accounting Estimates

Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Our actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies and estimates are defined as those that entail significant judgments and uncertainties and could potentially result in materially different results under different assumptions and conditions. For a discussion on the application of these estimates and other accounting policies, see Note 1, Nature of Operations and Summary of Significant Accounting Policies, in the accompanying consolidated financial statements. We believe that our most critical accounting policies and estimates upon which our financial position depends, and which involve the most complex or subjective decisions or assessments, are those described below.

Income Taxes

We operate in numerous countries under many legal forms and, as a result, are subject to the jurisdiction of numerous domestic and non-U.S. tax authorities, as well as to tax agreements and treaties among these governments. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events, such as the amount, timing and character of deductions, permissible revenue recognition methods under the tax law and the sources and character of income and available tax credits. Changes in tax laws, regulations, agreements and treaties, currency-exchange restrictions or our level of operations or profitability in each taxing jurisdiction could have an impact upon the amount of current tax and deferred tax balances and our results of operations.

We compute our provision for income taxes using the asset and liability method, and we recognize deferred tax assets

and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for tax loss or credit carryforwards. We measure deferred tax assets and liabilities using the currently enacted tax rates that are expected to apply to taxable income in the years in which we expect to realize those deferred tax assets and liabilities. We estimate the degree to which our deferred tax assets on deductible temporary differences and tax loss or credit carryforwards will result in an income tax benefit based on the expected profitability by tax jurisdiction, and we provide a valuation allowance for these deferred tax assets if it is more likely than not that they will not be realized in the future. If it were to become more likely than not that these deferred tax assets would be realized, we would reverse the related valuation allowance. Should our actual future taxable income by tax jurisdiction vary from our estimates, additional valuation allowances or reversals thereof may be necessary. When assessing the need for a valuation allowance in a tax jurisdiction, we evaluate the weight of all available evidence to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. As part of this evaluation, we consider our cumulative three-year history of earnings before income taxes, taxable income in prior carryback years, future reversals of existing taxable temporary differences, prudent and feasible tax planning strategies, and expected future results of operations. At year-end 2024, we maintained a valuation allowance against a portion of our state operating loss carryforwards in the United States and a valuation allowance in certain foreign jurisdictions due to the uncertainty of future profitability in the state and those foreign jurisdictions. Our tax valuation allowance was $7.6 million at year-end 2024.

In the ordinary course of business there are inherent uncertainties and judgements required in quantifying our income tax positions. It is our policy to provide for uncertain tax positions and the related interest and penalties based upon our assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. On a quarterly basis, we evaluate our uncertain tax positions against various factors, including changes in facts or circumstances, tax laws, or the status of audits by tax authorities. We believe that we have appropriately accounted for any liability for unrecognized tax benefits, and at year-end 2024, our liability for these unrecognized tax benefits, including an accrual for the related interest and penalties, totaled $18.0 million. To the extent we prevail in matters for which a liability for an unrecognized tax benefit is established or are required to pay amounts in excess of the liability, our effective tax rate in a given financial statement period may be affected.

We intend to repatriate the distributable reserves of select foreign subsidiaries back to the United States and, during 2024, we recorded $0.6 million of tax expense associated with these foreign earnings that we plan to repatriate in 2025. Except for these select foreign subsidiaries, we intend to reinvest indefinitely the earnings of our international subsidiaries in order to support the current and future capital needs of their operations, including the repayment of our foreign debt.

In December 2021, the OECD released the Pillar Two Rules. Since the release of the Pillar Two Rules, the OECD has issued four tranches of administrative guidance, as well as guidance on transitional safe harbor relief. Various countries, including the member states of the European Union, have adopted Pillar Two Rules into their domestic laws, with certain rules coming into effect for fiscal years beginning in 2024. While the Pillar Two Rules serve as a framework for implementing the minimum tax, countries may enact domestic laws that vary slightly from the Pillar Two Rules and may also adjust domestic tax incentives to align with the Pillar Two Rules on different timelines. We continue to assess the potential impact of the Pillar Two global minimum tax on our operations and effective tax rate. Certain jurisdictions in which we operate have enacted or proposed legislation to align with the OECD's Pillar Two Rules. For fiscal 2024, we qualify for the transitional safe harbor, which provides temporary relief from the application of the global minimum tax. As a result of meeting the transitional safe harbor criteria, we do not anticipate a material impact on our effective tax rate or incremental tax liabilities in the near term. We continue to evaluate our eligibility under the safe harbor provisions and monitor evolving regulatory guidance that may affect our long-term tax position.

Revenue Recognition

Approximately 90% of our revenue is recognized at a point in time following the transfer of control of the goods or service to the customer, primarily relating to our products that require minimal customization for the customer. The remaining portion of our revenue is recognized on an over time basis using an input method that compares the costs incurred to date to the total expected costs required to satisfy the performance obligation. Most revenue recognized on an over time basis is for large capital products that are highly customized for the customer and, as a result, would include significant cost to rework in the event of cancellation. The over time basis of accounting requires significant judgment in determining applicable contract costs and the corresponding revenue to be recognized, which could be different if there were to be changes to the circumstances of the contract. When adjustments to revenue and costs are required, the adjustments are included in earnings in the period of the change. Judgment is also required for contracts involving variable consideration and multiple performance obligations.

Valuation of Goodwill and Intangible Assets

We use assumptions and estimates in determining the fair value of assets acquired and liabilities assumed in a business combination, including the determination of the fair value of intangible assets acquired, which represents a significant portion of the purchase price in many of our acquisitions. We estimate the fair value of intangible assets primarily using the multi-

period excess earnings and relief-from-royalty valuation methods, which are based on projections of discounted cash flows or royalty payments avoided that we expect from the identifiable intangible assets of the acquired businesses. Our valuation models incorporate significant assumptions, including future revenue growth rates, customer attrition rates, gross and operating margins, discount rates and royalty rates. The determination of the allocation of the purchase price for the fair value of intangible assets acquired requires significant judgment as does the determination as to whether such intangibles are amortizable or non-amortizable and, if amortizable, the amortization period of the intangible asset.

We evaluate the recoverability of goodwill and indefinite-lived intangible assets as of the first day of our fourth quarter of each fiscal year, or more frequently if events or changes in circumstances indicate that the carrying value of an asset might be impaired. Potential impairment indicators include a significant decline in sales, earnings, or cash flows, material adverse changes in the business climate, and a significant decline in the market capitalization due to a sustained decrease in our stock price. We are permitted to first assess qualitative factors to determine whether the quantitative impairment test is necessary. If the qualitative impairment analysis (Step 0) results in a determination that the fair value of a reporting unit or an indefinite lived intangible asset is more likely than not less than its carrying amount, we perform a quantitative impairment analysis (Step 1). We may bypass the qualitative assessment and proceed directly to the quantitative assessment. Estimates of discounted future cash flows arising from intangible assets acquired require assumptions related to revenue and operating income growth rates, discount rates, and other factors. Different assumptions from those made in our analysis could materially affect projected cash flows and our evaluation of goodwill and indefinite-lived intangible assets for impairment.

At September 29, 2024 (the first day of the fourth quarter of 2024), we performed a qualitative impairment analysis on our goodwill and indefinite-lived intangible assets. Based on these analyses, we determined goodwill and indefinite-lived intangible assets were not impaired. Goodwill totaled $493.1 million and indefinite-lived intangible assets totaled $28.6 million at September 29, 2024. At year-end 2024, no factors were identified that would alter the conclusions of our September 29, 2024 analysis. Goodwill totaled $479.2 million and indefinite-lived intangible assets totaled $27.9 million at year-end 2024.

Definite-lived intangible assets are evaluated for impairment if events or changes in circumstances indicate that the carrying value of an asset might be impaired, such as a significant reduction in cash flows associated with the assets. Actual cash flows arising from a particular intangible asset could vary from projected cash flows which could imply different carrying values from those established at the dates of acquisition and which could result in impairment of such asset. No indicators of impairment were identified in 2024 and 2023. Definite-lived intangible assets were $251.6 million at year-end 2024.

A material adverse change in the business climate including a prolonged economic downturn and weakness in demand for our products could negatively affect the revenue and profitability assumptions used in our assessment of goodwill and intangible assets, which may result in impairment charges. Any future impairment charges could have a material adverse effect on our results of operations in the period in which an impairment is determined to exist.

Inventories

We value our inventory at the lower of the actual cost (on a first-in, first-out; or weighted average basis) or net realizable value and include materials, labor, and manufacturing overhead. The valuation of inventory requires us to make judgments, based on currently available information, about the forecasted usage of and demand for each particular product or product line. Assumptions about future dispositions of inventory are inherently uncertain and, although we make every effort to ensure the accuracy of our forecasts of future product usage and demand, any changes in those assumptions may result in a write-down of inventory in the period in which inventory is deemed excessive or obsolete, which could adversely affect our results of operations.

Recent Accounting Pronouncements

See Note 1, Nature of Operations and Summary of Significant Accounting Policies, under the heading *Recent Accounting Pronouncements*, in the accompanying consolidated financial statements for further details.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates and foreign currency exchange rates, which could affect our future results of operations and financial condition. We manage our exposure to these risks through our regular operating and financing activities. From time to time, we have entered into swap agreements to hedge a portion of our exposure to variable rate long-term debt. Additionally, we use short-term forward contracts to manage certain exposures to foreign currencies. We enter into forward currency-exchange contracts to hedge firm purchase and sale commitments denominated in currencies other than our subsidiaries' functional currencies. We do not engage in extensive foreign currency hedging activities. However, when we do enter into foreign currency hedging activities, the purpose is to protect our functional currency cash flows related to these commitments from fluctuations in foreign exchange rates. Our forward currency-exchange contracts hedge transactions primarily denominated in U.S. dollars, Canadian dollars, and euros. Gains and losses arising from forward contracts are recognized as offsets to gains and losses resulting from the transactions being hedged. We do not hold or engage in transactions involving derivative instruments for purposes other than risk management.

Interest Rates

Our exposure to changes in interest rates relates primarily to our long-term debt. Our borrowings under the Credit Agreement of $278.4 million at year-end 2024 bear variable rates of interest, which adjust frequently based on prevailing market rates. Assuming year-end borrowing levels, a 10% increase in interest rates on our variable-rate debt would have increased our annual pre-tax interest expense by $1.2 million in 2024.

Currency Exchange Rates

We generally view our investment in foreign subsidiaries in a functional currency other than our reporting currency as long-term. Our investment in foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The functional currencies of our foreign subsidiaries are principally denominated in euros, British pounds sterling, Mexican pesos, Canadian dollars, Chinese renminbi, Brazilian reals, and Swedish krona. The effect of changes in foreign exchange rates on our net investment in foreign subsidiaries is reflected in the "accumulated other comprehensive items" component of stockholders' equity. A 10% decrease in functional currencies relative to the U.S. dollar, would have resulted in a reduction in stockholders' equity of $62.8 million at year-end 2024.

At year-end 2024, we had $71.4 million of euro-denominated borrowings outstanding. The translation of our foreign-denominated debt impacts our borrowing capacity available under our Credit Agreement, which is calculated in U.S. dollars. A 10% increase in the euro foreign exchange rate against the U.S. dollar would have decreased our borrowing capacity by approximately $7.1 million at year-end 2024.

The fair value of forward currency-exchange contracts is sensitive to fluctuations in foreign currency exchange rates. The fair value of forward currency-exchange contracts is the estimated amount that we would pay or receive upon termination of the contracts. Any adverse change related to the value of our foreign currency contracts will largely be offset by the corresponding change in the fair value of the underlying hedged items. We did not engage in any material forward currency-exchange contract activity in 2024.

Item 8. Financial Statements and Supplementary Data

This data is submitted as a separate section to this report and incorporated herein by reference. See Item 15, "Exhibits and Financial Statement Schedules."

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures at year-end 2024. The term "disclosure controls and procedures," as defined in Securities Exchange Act Rules 13a-15(e) and 15d-15(e), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based upon the evaluation of our disclosure controls and procedures at year-end 2024, our Chief Executive Officer and Chief Financial Officer concluded that at year-end 2024, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rules 13a-15(f) and 15d-15(f). Our management assessed the effectiveness of our internal control over financial reporting at year-end 2024. In making this assessment, our management used the criteria set forth in "Internal Control—Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management believes that at year-end 2024 our internal control over financial reporting was effective based on the criteria issued by COSO.

Our audited consolidated financial statements include the results of the acquisitions of Key Knife, KWS, and DSTI since their dates of acquisition, including total assets of $315,451,000 and total revenue of $112,858,000 as of and for the fiscal year ended December 28, 2024, but management has excluded these acquisitions from its assessment of the effectiveness of internal control over financial reporting as of December 28, 2024.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our independent registered public accountants, KPMG LLP, have issued an audit report on our internal control over financial reporting, which is included herein on pages F-2 and F-3 and incorporated into this Item 9A by reference.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the fiscal quarter ended December 28, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Insider Trading Arrangements

None of our directors or officers adopted or terminated a Rule 10b5-1 trading arrangement or adopted or terminated a non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K) during the fiscal quarter ended December 28, 2024.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

Information about our Directors

This information will be included under the heading "Election of Directors" in our 2025 proxy statement and is incorporated in this report by reference, except for the information concerning executive officers, which is included under the heading "Information about our Executive Officers" in Part I, Item 1 of this report.

Insider Trading Policies

We have adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our securities by directors, officers and employees, or the Company itself, that we believe are reasonably designed to promote compliance with insider trading laws, rule and regulations, and any listing standards applicable to us. See Exhibit 19, Insider Trading Policies and Procedures, in the "Exhibit Index" in Part IV of this report.

Section 16(a) Beneficial Ownership Reporting Compliance

The information required under Item 405 of Regulation S-K will be included under the heading "Stock Ownership–Delinquent Section 16(a) Reports" in our 2025 proxy statement and is incorporated in this report by reference.

Corporate Governance

The information required under Items 406 and 407 of Regulation S-K will be included under the heading "Corporate Governance" in our 2025 proxy statement and is incorporated in this report by reference.

Item 11. Executive Compensation

This information will be included under the headings "Executive Compensation," "Corporate Governance - Compensation Committee Interlocks and Insider Participation," and "Compensation Discussion and Analysis" in our 2025 proxy statement and is incorporated in this report by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

This information will be included under the heading "Stock Ownership" in our 2025 proxy statement and is incorporated in this report by reference.

The following table provides information about the securities authorized for issuance under our equity compensation plans at year-end 2024:

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants, and Rights		Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)	
Equity compensation plans approved by security holders	73,718	(a)	$ —	(b)	335,478	(c)
Equity compensation plans not approved by security holders	—		$ —		—	
Total	73,718	(a)	$ —	(b)	335,478	(c)

(a) Consists of shares of our common stock issuable upon the vesting of restricted stock units and performance-based restricted stock units under the Amended and Restated 2006 Equity Incentive Plan.

(b) Shares of restricted stock units and performance-based restricted stock units outstanding on December 28, 2024 had a weighted average grant date fair value of $258.49.

(c) Includes an aggregate of 71,905 shares of common stock issuable under our employees' stock purchase plan in connection with current and future offering periods under the plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence

This information will be included under the heading "Corporate Governance" in our 2025 proxy statement and is incorporated in this report by reference.

Item 14. Principal Accountant Fees and Services

Our independent registered public accounting firm is KPMG LLP, located in Boston, Massachusetts, auditor firm ID:185. The information required by this item will be included under the heading "Independent Registered Public Accounting Firm" in our 2025 proxy statement and is incorporated in this report by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)   The following documents are filed as part of this report:

(1) Consolidated Financial Statements (see Index on Page F-1 of this report):
      Report of Independent Registered Public Accounting Firm
      Consolidated Balance Sheet
      Consolidated Statement of Income
      Consolidated Statement of Comprehensive Income
      Consolidated Statement of Cash Flows
      Consolidated Statement of Stockholders' Equity
      Notes to Consolidated Financial Statements

(2) All schedules are omitted because they are not applicable or not required, or because the required information is shown either in the consolidated financial statements or in the notes thereto.

(3) Exhibits filed herewith or incorporated in this report by reference are set forth in the "Exhibit Index" beginning on page 38. This list of exhibits identifies each management contract or compensatory plan or arrangement required to be filed as an exhibit to this report.

(b) Exhibits

Exhibit Number	Description of Exhibit
2.1	Securities Purchase Agreement dated as of December 22, 2023, by and among Key Knife, Inc., Key Knife Canadian Investments Corporation, Key Knife, Inc., Employee Stock Ownership Trust, Kadant Inc. and Kadant Canada Corp. (filed as Exhibit 2.1 to the Registrant's Annual Report on Form 10-K for the year ended December 30, 2023 [File No. 001-11406] and incorporated in this document by reference).
3.1	Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 [File No. 001-11406] and incorporated in this document by reference).
3.2	Amended and Restated By-laws of the Registrant effective November 20, 2014 (filed as Exhibit 3.1 to the Registrant's Form 8-K [File No. 001-11406] filed with the Commission on November 25, 2014 and incorporated in this document by reference).
4.1	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934.
10.1*	Form of Indemnification Agreement between the Registrant and its directors and officers (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 [File No. 001-11406] and incorporated in this document by reference).
10.2*	Form of Amended and Restated Executive Retention Agreement (change in control agreement) between the Registrant and its named executive officers, as amended and restated on December 9, 2008 (filed as Exhibit 10.3 to the Registrant's Annual Report on Form 10-K for the year ended January 3, 2009 [File No. 001-11406] and incorporated in this document by reference).
10.3*	Form of Executive Retention Agreement (change in control agreement) between the Registrant and its executive officers for new agreements entered into from and after November 16, 2016 (filed as Exhibit 10.3 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2016 [File No. 001-11406] and incorporated in this document by reference).
10.4*	Employment Agreement between Kadant Johnson Europe B.V. and Fredrik Westerhout dated May 16, 2022 (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 2, 2022 [File No. 011-11406] and incorporated in this document by reference).
10.5*	Amended and Restated 2006 Equity Incentive Plan of the Registrant effective as of May 15, 2024 (filed as Annex A to the Registrant's Proxy Statement for the Annual Meeting of Stockholders with the Commission on March 27, 2024 [File No. 011-11406] and incorporated in this document by reference).
10.6*	Cash Incentive Plan of the Registrant, Amended and Restated as of March 9, 2022 (filed as Exhibit 99.1 to the Registrant's Current Report on Form 8-K [File No. 001-11406] filed with the Commission on March 15, 2022 and incorporated in this document by reference).
10.7*	Summary of non-employee director compensation of the Registrant (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 2, 2022 [File No. 001-11406] and incorporated in this document by reference).
10.8*	Form of Performance-Based Restricted Stock Unit Award Agreement between the Registrant and its executive officers used for restricted stock unit awards on or after March 5, 2014 (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 [File No. 011-11406] and incorporated in this document by reference).
10.9*	Form of Time-Based Restricted Stock Unit Award Agreement between the Registrant and its executive officers used for restricted stock unit awards on or after March 5, 2014 (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 [File No. 011-11406] and incorporated in this document by reference).
10.10*	Form of Directors Restricted Stock Unit Award Agreement between the Registrant and its non-employee directors used for restricted stock unit awards on or after March 5, 2014 (filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 [File No. 011-11406] and incorporated in this document by reference).
10.11	Amended and Restated Credit Agreement dated as of March 1, 2017, among the Registrant, the Foreign Subsidiary Borrowers from time to time parties thereto, the several banks and other financial institutions or entities from time to time parties thereto, Citizens Bank, N.A., as Administrative Agent and Multicurrency Administrative Agent (filed as Exhibit 99.1 to the Registrant's Current Report on Form 8-K [File No. 001-11406] filed with the Commission on March 7, 2017 and incorporated in this document by reference).

Exhibit Number	Description of Exhibit
10.12	First Amendment and Limited Consent, dated as of May 24, 2017, to the Amended and Restated Credit Agreement dated as of March 1, 2017 by and among the Registrant, the Foreign Subsidiary Borrowers from time to time parties thereto, the several banks and other financial institutions or entities from time to time parties thereto, Citizens Bank, N.A., as Administrative Agent and Multicurrency Administrative Agent (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 1, 2017 [File No. 011-11406] and incorporated in this document by reference).
10.13	Limited Consent, dated as of December 9, 2018, to the Amended and Restated Credit Agreement dated as of March 1, 2017 by and among the Registrant, the Foreign Subsidiary Borrowers from time to time parties thereto, the several banks and other financial institutions or entities from time to time parties thereto, Citizens Bank, N.A., as Administrative Agent and Multicurrency Administrative Agent (filed as Exhibit 10.24 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2018 [File No. 001-11406] and incorporated in this document by reference).
10.14	Second Amendment, dated as of December 14, 2018, to the Amended and Restated Credit Agreement dated as of March 1, 2017 by and among the Registrant, the Foreign Subsidiary Borrowers from time to time parties thereto, the several banks and other financial institutions or entities from time to time parties thereto, Citizens Bank, N.A., as Administrative Agent and Multicurrency Administrative Agent (filed as Exhibit 10.25 to the Registrant's Annual Report on Form 10-K for the year ended December 29, 2018 [File No. 001-11406] and incorporated in this document by reference).
10.15	Third Amendment, dated as of March 16, 2020, to the Amended and Restated Credit Agreement dated as of March 1, 2017 by and among the Registrant, the Foreign Subsidiary Borrowers from time to time parties thereto, the several banks and other financial institutions or entities from time to time parties thereto, Citizens Bank, N.A., as Administrative Agent and Multicurrency Administrative Agent (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 28, 2020 [File No. 001-11406] and incorporated in this document by reference).
10.16	Fourth Amendment, dated as of May 4, 2021, to the Amended and Restated Credit Agreement, dated as of March 1, 2017, by and among the Registrant, the Foreign Subsidiary Borrowers from time to time parties thereto, the several banks and other financial institutions or entities from time to time parties thereto, and Citizens Bank, N.A., as Administrative Agent and Multicurrency Administrative Agent (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 3, 2021 [File No. 001-11406] and incorporated in this document by reference).
10.17	Joinder Agreement, dated as of May 4, 2021, to the Amended and Restated Credit Agreement, dated as of March 1, 2017, by and among the Registrant, the Foreign Subsidiary Borrowers from time to time parties thereto, the several banks and other financial institutions or entities from time to time parties thereto, and Citizens Bank, N.A., as Administrative Agent and Multicurrency Administrative Agent (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 3, 2021 [File No. 001-11406] and incorporated in this document by reference).
10.18	Fifth Amendment, dated as of December 9, 2021, to the Amended and Restated Credit Agreement, dated as of March 1, 2017, by and among the Registrant, the Foreign Subsidiary Borrowers from time to time parties thereto, the several banks and other financial institutions or entities from time to time parties thereto, and Citizens Bank, N.A., as Administrative Agent and Multicurrency Administrative Agent (filed as Exhibit 10.21 to the Registrant's Annual Report on Form 10-K for the year ended January 1, 2022 [File No. 001-11406] and incorporated in this document by reference).
10.19	Sixth Amendment, dated as of November 30, 2022, to the Amended and Restated Credit Agreement, dated as of March 1, 2017, by and among the Registrant, the Foreign Subsidiary Borrowers from time to time parties thereto, the several banks and other financial institutions or entities from time to time parties thereto, and Citizens Bank, N.A., as Administrative Agent and Multicurrency Administrative Agent (filed as Exhibit 10.21 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2022 [File No. 001-11406] and incorporated in this document by reference).
10.20	Seventh Amendment, dated as of June 24, 2024, to the Amended and Restated Credit Agreement, dated as of March 1, 2017, by and among the Registrant, the Foreign Subsidiary Borrowers from time to time parties thereto, the several banks and other financial institutions or entities from time to time parties thereto, and Citizens Bank, N.A., as Administrative Agent and Multicurrency Administrative Agent (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 29, 2024 [File No. 001-11406] and incorporated in this document by reference).

Exhibit Number	Description of Exhibit
10.21	Amended and Restated Guarantee Agreement dated as of March 1, 2017, among the Registrant, as Borrower, and each of the Subsidiary Guarantors, in favor of Citizens Bank, N.A., as Administrative Agent and as Multicurrency Administrative Agent for the bank and other financial institutions or entities from time to time parties to the Amended and Restated Credit Facility (filed as Exhibit 99.2 to the Registrant's Current Report on Form 8-K [File No. 001-11406] filed with the Commission on March 7, 2017 and incorporated in this document by reference).
10.22	Guarantee Agreement dated as of March 1, 2017, by Kadant Cayman Ltd. in favor of Citizens Bank, N.A., as Administrative Agent and as Multicurrency Administrative Agent for the banks and other financial institutions or entities from time to time parties to the Amended and Restated Credit Facility (filed as Exhibit 99.3 to the Registrant's Current Report on Form 8-K [File No. 001-11406] filed with the Commission on March 7, 2017 and incorporated in this document by reference).
10.23	Multi-Currency Note Purchase and Private Shelf Agreement, dated as of December 14, 2018 among the Registrant, PGIM, Inc. and the Purchasers as defined therein (filed as Exhibit 10.28 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2018 [File No. 001-11406] and incorporated in this document by reference).
19	Insider Trading Policies and Procedures.
21	Subsidiaries of the Registrant.
23	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
24	Power of Attorney (included on the signatures page to the Annual Report on Form 10-K).
31.1	Certification of the Principal Executive Officer of the Registrant Pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.
31.2	Certification of the Principal Financial Officer of the Registrant Pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.
32	Certification of the Chief Executive Officer and the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Dodd-Frank Compensation Recovery Policy (adopted May 2023) (filed as Exhibit 97 to the Registrant's Annual Report on Form 10-K for the year ended December 30, 2023 [File No. 001-11406] and incorporated in this document by reference).
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*   Management contract or compensatory plan or arrangement.

(1)   The schedules to this document have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of any of the schedules to the U.S. Securities and Exchange Commission upon request.

Item 16.   Form 10-K Summary

Not applicable.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KADANT INC.

Date: February 25, 2025   By: /s/ Jeffrey L. Powell

Jeffrey L. Powell
Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey L. Powell, Michael J. McKenney and Deborah S. Selwood, jointly and severally, his or her attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated, on February 25, 2025.

Signature	Title
By: /s/ Jeffrey L. Powell **Jeffrey L. Powell**	Chief Executive Officer, President and Director (Principal Executive Officer)
By: /s/ Michael J. McKenney **Michael J. McKenney**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
By: /s/ Deborah S. Selwood **Deborah S. Selwood**	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)
By: /s/ Jonathan W. Painter **Jonathan W. Painter**	Director and Chairman of the Board
By: /s/ John M. Albertine **John M. Albertine**	Director
By: /s/ Thomas C. Leonard **Thomas C. Leonard**	Director
By: /s/ Rebecca Martinez O'Mara **Rebecca Martinez O'Mara**	Director
By: /s/ Erin L Russell **Erin L. Russell**	Director

Kadant Inc.
Annual Report on Form 10-K
Index to Consolidated Financial Statements and Schedule

The following Consolidated Financial Statements of the Registrant and its subsidiaries are required to be included in Item 8:

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Kadant Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Kadant Inc. and subsidiaries (the Company) as of December 28, 2024 and December 30, 2023, the related consolidated statements of income, comprehensive income, cash flows and stockholders' equity for each of the fiscal years in the three-year period ended December 28, 2024, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 28, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 28, 2024 and December 30, 2023, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended December 28, 2024, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 28, 2024 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired Key Knife, Inc. (Key Knife), KWS Manufacturing Company, Ltd. (KWS), and Dynamic Sealing Technologies LLC (DSTI) during 2024, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 28, 2024, Key Knife's, KWS's, and DSTI's internal control over financial reporting associated with total assets of $315,451,000 and total revenues of $112,858,000 included in the consolidated financial statements of the Company as of and for the fiscal year ended December 28, 2024. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Key Knife, KWS, and DSTI.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Report of Independent Registered Public Accounting Firm (continued)

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of customer relationships intangible assets acquired in the Key Knife and KWS business combinations

As discussed in Note 2 to the consolidated financial statements, the Company acquired Key Knife for $153,386,000 on January 1, 2024, and also acquired KWS for $79,429,000 on January 24, 2024. As of the date of each of the transactions, the Company recognized intangible assets acquired with estimated fair values of $91,620,000 for Key Knife and $29,100,000 for KWS, a portion of which related to customer relationships. The Company determined the fair value of the customer relationships using the multi-period excess earnings methodology.

We identified the assessment of the valuation of certain customer relationships intangible assets acquired in the Key Knife and KWS business combinations as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate certain assumptions in the valuation of the customer relationships intangible assets, specifically the future revenue growth rates, gross margins, and discount rates. Additionally, evaluating the discount rates required the involvement of valuation professionals with specialized skills and knowledge. Minor changes in these assumptions could have had a significant impact on the Company's estimate of fair value of the customer relationships intangible assets.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's acquisition date valuation process, including controls related to the development of the future revenue growth rates, gross margins, and discount rate assumptions. We evaluated the future revenue growth rates and gross margins by comparing them to the historical financial results of the acquired businesses. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rates by comparing them to discount rates that were independently developed using publicly available market data for comparable peer companies.

/s/ KPMG LLP

We have served as the Company's auditor since 2012.

Boston, Massachusetts
February 25, 2025

Consolidated Balance Sheet

(In thousands, except share and per share amounts)	December 28, 2024	December 30, 2023
Assets		
Current Assets:		
Cash and cash equivalents	$ 94,660	$ 103,832
Restricted cash	1,286	2,621
Accounts receivable, net of allowances of $4,403 and $4,090	142,462	133,929
Inventories	146,092	152,677
Contract assets	18,408	8,366
Other current assets	39,418	38,757
Total Current Assets	442,326	440,182
Property, Plant, and Equipment, Net	170,331	140,504
Other Assets	59,025	43,609
Intangible Assets, Net (Notes 1 and 2)	279,494	159,286
Goodwill (Notes 1 and 2)	479,169	392,084
Total Assets	$ 1,430,345	$ 1,175,665
Liabilities and Stockholders' Equity		
Current Liabilities:		
Current maturities of long-term obligations (Note 6)	$ 3,376	$ 3,209
Accounts payable	51,062	42,104
Accrued payroll and employee benefits	43,815	41,855
Accrued warranty and installation costs	10,664	8,154
Customer deposits	35,887	62,641
Advanced billings	7,641	12,194
Other current liabilities	39,120	44,252
Total Current Liabilities	191,565	214,409
Long-Term Obligations (Note 6)	285,151	107,666
Long-Term Deferred Income Taxes (Note 5)	41,850	36,398
Other Long-Term Liabilities	53,651	40,952
Commitments and Contingencies (Note 7)		
Stockholders' Equity (Notes 3 and 4):		
Preferred stock, $.01 par value, 5,000,000 shares authorized; none issued	—	—
Common stock, $.01 par value, 150,000,000 shares authorized; 14,624,159 shares issued	146	146
Capital in excess of par value	130,180	124,940
Retained earnings	859,693	763,131
Treasury stock at cost, 2,878,080 and 2,915,978 shares	(70,524)	(71,453)
Accumulated other comprehensive items (Note 13)	(72,368)	(43,062)
Total Kadant Stockholders' Equity	847,127	773,702
Noncontrolling interests (Note 2)	11,001	2,538
Total Stockholders' Equity	858,128	776,240
Total Liabilities and Stockholders' Equity	$ 1,430,345	$ 1,175,665

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Income

(In thousands, except per share amounts)	December 28, 2024	December 30, 2023	December 31, 2022
Revenue (Notes 1 and 11)	$ 1,053,384	$ 957,672	$ 904,739
Costs and Operating Expenses:			
Cost of revenue	587,236	541,366	515,184
Selling, general, and administrative expenses	279,920	236,264	224,405
Research and development expenses	14,318	13,562	12,724
Gain on sale and other costs, net (Note 8)	658	723	(18,856)
	882,132	791,915	733,457
Operating Income	171,252	165,757	171,282
Interest Income	1,915	1,758	904
Interest Expense	(20,028)	(8,398)	(6,478)
Other Expense, Net	(69)	(101)	(72)
Income Before Provision for Income Taxes	153,070	159,016	165,636
Provision for Income Taxes (Note 5)	40,516	42,210	43,906
Net Income	112,554	116,806	121,730
Net Income Attributable to Noncontrolling Interest	(956)	(737)	(802)
Net Income Attributable to Kadant	$ 111,598	$ 116,069	$ 120,928
Earnings per Share Attributable to Kadant (Note 12)			
Basic	$ 9.51	$ 9.92	$ 10.38
Diluted	$ 9.48	$ 9.90	$ 10.35
Weighted Average Shares (Note 12)			
Basic	11,739	11,700	11,654
Diluted	11,771	11,729	11,688

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income

(In thousands)	December 28, 2024	December 30, 2023	December 31, 2022
Net Income	$ 112,554	$ 116,806	$ 121,730
Other Comprehensive Items:			
Foreign currency translation adjustment			
Foreign currency translation adjustment	(30,198)	11,554	(25,522)
Reclassification adjustment for loss included in net income	658	—	—
Pension and other post-retirement liability adjustments, net (net of tax of $17, $45, and $225)	59	137	644
Deferred gain (loss) on cash flow hedges (net of tax of $13, $(32), and $147)	38	(96)	520
Other Comprehensive Items	(29,443)	11,595	(24,358)
Comprehensive Income	83,111	128,401	97,372
Comprehensive Income Attributable to Noncontrolling Interests	(819)	(816)	(672)
Comprehensive Income Attributable to Kadant	$ 82,292	$ 127,585	$ 96,700

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

(In thousands)	December 28, 2024	December 30, 2023	December 31, 2022
Operating Activities			
Net income attributable to Kadant	$ 111,598	$ 116,069	$ 120,928
Net income attributable to noncontrolling interest	956	737	802
Net income	112,554	116,806	121,730
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	49,587	33,297	34,936
Stock-based compensation expense	10,639	9,765	8,576
Provision for losses on accounts receivable	721	531	1,165
Gain on sale of assets and other income (Note 8)	—	(841)	(20,190)
Loss on liquidation of subsidiary (Note 8)	658	—	—
Non-cash impairment costs (Note 8)	—	36	731
Deferred income tax provision (benefit)	1,232	(1,949)	7,159
Other items, net	7,169	4,612	6,658
Changes in assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(2,833)	(1,694)	(18,515)
Contract assets	(6,999)	6,450	(6,715)
Inventories	23,951	14,085	(36,116)
Other assets	(1,088)	4,165	(1,558)
Accounts payable	10,577	(19,896)	1,362
Customer deposits	(29,751)	(9,011)	14,358
Other liabilities	(21,152)	9,189	(10,956)
Net cash provided by operating activities	155,265	165,545	102,625
Investing Activities			
Acquisitions, net of cash acquired (Note 2)	(300,335)	(905)	(3,474)
Purchases of property, plant, and equipment	(21,005)	(31,850)	(28,199)
Proceeds from sale of property, plant, and equipment	1,289	1,637	2,111
Other investing activities	914	328	42
Net cash used in investing activities	(319,137)	(30,790)	(29,520)
Financing Activities			
Proceeds from issuance of short- and long-term obligations (Note 6)	305,211	—	22,057
Repayment of short- and long-term obligations	(124,480)	(93,965)	(85,510)
Dividends paid	(14,672)	(13,223)	(12,001)
Proceeds from issuance of Company common stock	1,605	—	1,376
Tax withholding payments related to stock-based compensation	(5,881)	(3,915)	(4,607)
Dividend paid to noncontrolling interest	(1,346)	—	(630)
Acquisition of subsidiary shares from noncontrolling interest (Note 2)	(523)	—	—
Other financing activities	—	(8)	(1,254)
Net cash provided by (used in) financing activities	159,914	(111,111)	(80,569)
Exchange Rate Effect on Cash, Cash Equivalents, and Restricted Cash	(6,549)	3,084	(6,972)
(Decrease) Increase in Cash, Cash Equivalents, and Restricted Cash	(10,507)	26,728	(14,436)
Cash, Cash Equivalents, and Restricted Cash at Beginning of Year	106,453	79,725	94,161
Cash, Cash Equivalents, and Restricted Cash at End of Year	$ 95,946	$ 106,453	$ 79,725

See Note 1, Nature of Operations and Summary of Significant Accounting Policies,
under the heading *Supplemental Cash Flow Information* for further details.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Stockholders' Equity

(In thousands, except share and per share amounts)	Common Stock		Capital in Excess of Par Value	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Items	Noncontrolling Interests	Total Stockholders' Equity
	Shares	Amount			Shares	Amount			
Balance at January 1, 2022	14,624,159	$ 146	$115,888	$ 551,848	3,003,419	$(73,596)	$ (30,350)	$ 1,680	$ 565,616
Net income	—	—	—	120,928	—	—	—	802	121,730
Dividends declared – Common Stock, $1.04 per share	—	—	—	(12,132)	—	—	—	—	(12,132)
Dividend paid to noncontrolling interest	—	—	—	—	—	—	—	(630)	(630)
Activity under stock plans	—	—	4,036	—	(53,422)	1,309	—	—	5,345
Other comprehensive items	—	—	—	—	—	—	(24,228)	(130)	(24,358)
Balance at December 31, 2022	14,624,159	$ 146	$119,924	$ 660,644	2,949,997	$(72,287)	$ (54,578)	$ 1,722	$ 655,571
Net income	—	—	—	116,069	—	—	—	737	116,806
Dividends declared – Common Stock, $1.16 per share	—	—	—	(13,582)	—	—	—	—	(13,582)
Activity under stock plans	—	—	5,016	—	(34,019)	834	—	—	5,850
Other comprehensive items	—	—	—	—	—	—	11,516	79	11,595
Balance at December 30, 2023	14,624,159	$ 146	$124,940	$ 763,131	2,915,978	$(71,453)	$ (43,062)	$ 2,538	$ 776,240
Net income	—	—	—	111,598	—	—	—	956	112,554
Dividends declared – Common Stock, $1.28 per share	—	—	—	(15,036)	—	—	—	—	(15,036)
Activity under stock plans	—	—	5,434	—	(37,898)	929	—	—	6,363
Noncontrolling interests acquired (Note 2)	—	—	—	—	—	—	—	9,319	9,319
Acquisition of subsidiary shares (Note 2)	—	—	(194)	—	—	—	—	(329)	(523)
Dividend paid to noncontrolling interest	—	—	—	—	—	—	—	(1,346)	(1,346)
Other comprehensive items	—	—	—	—	—	—	(29,306)	(137)	(29,443)
Balance at December 28, 2024	14,624,159	$ 146	$130,180	$ 859,693	2,878,080	$(70,524)	$ (72,368)	$ 11,001	$ 858,128

The accompanying notes are an integral part of these consolidated financial statements.


Notes to Consolidated Financial Statements


1.   Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Kadant Inc. was incorporated in Delaware in November 1991 and trades on the New York Stock Exchange under the ticker symbol "KAI."

Kadant Inc. (together with its subsidiaries, the Company) is a global supplier of technologies and engineered systems that drive Sustainable Industrial Processing®. Its products and services play an integral role in enhancing efficiency, optimizing energy utilization, and maximizing productivity in process industries while helping customers advance their sustainability initiatives with products that reduce waste or generate more yield with fewer inputs, particularly fiber, energy, and water. Producing more while consuming less is a core aspect of Sustainable Industrial Processing and a major element of the strategic focus of the Company's three reportable segments consisting of the Flow Control segment, Industrial Processing segment, and Material Handling segment.

Principles of Consolidation

The accompanying consolidated financial statements of the Company include the accounts of its wholly and majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

Noncontrolling Interests

In connection with the Company's January 2024 acquisition of Key Knife, Inc. and certain of its affiliates (collectively, Key Knife), the Company acquired a 45% interest in two of Key Knife's subsidiaries. Under a put and purchase option as outlined in the securities purchase agreement, the seller can demand the Company purchase, or the Company can demand that the seller sell to the Company, the remaining interest in the subsidiary where the Company holds a noncontrolling interest at any time after December 31, 2027. In May 2024, the Company acquired the remaining shares in one of the two subsidiaries. See Note 2, Acquisitions, for additional information about the Company's acquisition of Key Knife.

In addition, one of the Company's foreign subsidiaries that manufactures fluid-handling products is part of a joint venture agreement with an Italian company in which each holds a 50% ownership interest. The agreement provides the Company's subsidiary with the option to purchase the remaining 50% interest in the joint venture.

Fiscal Year

The Company has adopted a fiscal year ending on the Saturday nearest to December 31. References to 2024, 2023, and 2022 are for the Company's fiscal years ended December 28, 2024 (fiscal 2024), December 30, 2023 (fiscal 2023) and December 31, 2022 (fiscal 2022).

Financial Statement Presentation

The Company reclassified the prior year accrued warranty and installation costs amount in the accompanying consolidated balance sheet to present it separately to conform with the current year presentation.

Use of Estimates and Critical Accounting Policies

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Although the Company makes every effort to ensure the accuracy of the estimates and assumptions used in the preparation of its consolidated financial statements or in the application of accounting policies, if business conditions were different, or if the Company were to use different estimates and assumptions, it is possible that materially different amounts could be reported in the Company's consolidated financial statements.

Critical accounting policies are defined as those that entail significant judgments and estimates, and could potentially result in materially different results under different assumptions and conditions. The Company believes that the most critical accounting policies upon which its financial position depends, and which involve the most complex or subjective decisions or assessments, concern income taxes, revenue recognition, the valuation of goodwill and intangible assets, and inventories. A discussion of the application of these and other accounting policies is included within this note.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) 606, *Revenue from Contracts with Customers* (ASC 606). Most of the Company's revenue is recognized at a point in time for each performance obligation under the contract when the customer obtains control of the goods or service. Most of the Company's parts and consumables products and its capital products with minimal customization are accounted for at a point in time. The Company has made a policy election to not treat the obligation to ship as a separate performance obligation under the contract and, as a result, the associated shipping costs are reflected in cost of revenue when revenue is recognized.

The remaining portion of the Company's revenue is recognized over time based on an input method that compares the costs incurred to date to the total expected costs required to satisfy the performance obligation. Contracts are accounted for on an over time basis when they include products which have no alternative use and an enforceable right to payment over time. Most of the contracts recognized on an over time basis are for large capital projects. These projects are highly customized for the customer and, as a result, would include a significant cost to rework in the event of cancellation.

The following table presents revenue by revenue recognition method:

(In thousands)	December 28, 2024	December 30, 2023	December 31, 2022
Point in Time	$ 935,520	$ 849,507	$ 807,966
Over Time	117,864	108,165	96,773
	$ 1,053,384	$ 957,672	$ 904,739

The transaction price includes estimated variable consideration where applicable. Such variable consideration relates to certain performance guarantees and rights to return the product. The Company estimates variable consideration as the most likely amount to which it expects to be entitled based on the terms of the contracts with customers and historical experience, where relevant. For contracts with multiple performance obligations, the transaction price is allocated to each performance obligation based on the relative stand-alone selling price.

The Company disaggregates its revenue from contracts with customers by reportable segment, product type and geography as this best depicts how its revenue is affected by economic factors.

The following table presents the disaggregation of revenue by product type and geography:

(In thousands)	December 28, 2024	December 30, 2023	December 31, 2022
Revenue by Product Type:			
Parts and Consumables	$ 693,612	$ 598,343	$ 572,988
Capital	359,772	359,329	331,751
	$ 1,053,384	$ 957,672	$ 904,739
Revenue by Geography (based on customer location):			
North America	$ 661,016	$ 538,658	$ 508,899
Europe	230,141	245,154	233,790
Asia	101,714	113,511	113,932
Rest of World	60,513	60,349	48,118
	$ 1,053,384	$ 957,672	$ 904,739

See Note 11, Business Segment and Geographical Information, for information on the disaggregation of revenue by reportable segment.

The following table presents contract balances from contracts with customers:

(In thousands)	December 28, 2024	December 30, 2023
Contract Assets	$ 18,408	$ 8,366
Contract Liabilities	$ 46,062	$ 79,397

Contract assets in the accompanying consolidated balance sheet represent unbilled revenue associated with revenue recognized on contracts accounted for on an over time basis, which will be billed in future periods based on the contract terms. Contract liabilities consist of short- and long-term customer deposits, advanced billings, and deferred revenue. Deferred revenue is included in other current liabilities and long-term customer deposits are included in other

long-term liabilities in the accompanying consolidated balance sheet. Contract liabilities will be recognized as revenue in future periods once the revenue recognition criteria are met. The majority of the contract liabilities relate to advance payments on contracts accounted for at a point in time. These advance payments will be recognized as revenue when the Company's performance obligations have been satisfied, which typically occurs when the product has shipped and control of the asset has transferred to the customer.

The Company recognized revenue of $70,943,000 in 2024 and $65,562,000 in 2023 that was included in the contract liabilities balance at the beginning of 2024 and 2023, respectively. The majority of the Company's contracts for capital equipment have an original expected duration of one year or less. Certain capital contracts require longer lead times and could take up to 24 months to complete. For contracts with an original expected duration of over one year, the aggregate amount of the transaction price allocated to the remaining unsatisfied or partially unsatisfied performance obligations as of year-end 2024 was $18,959,000. The Company will recognize revenue for these performance obligations as they are satisfied, approximately 52% of which is expected to occur within the next twelve months and the remaining 48% after January 3, 2026.

Customers in China will often settle their accounts receivable with banker's acceptance drafts, in which case cash settlement will be delayed until the drafts mature or are settled prior to maturity. For customers outside of China, final payment for the majority of the Company's products is received in the quarter following the product shipment. Certain of the Company's contracts include a longer period before final payment is due, which is typically within one year of final shipment or transfer of control to the customer.

The Company includes in revenue amounts invoiced for shipping and handling with the corresponding costs reflected in cost of revenue. Provisions for discounts, warranties, returns and other adjustments are provided for in the period in which the related sale was recorded. Sales taxes, value-added taxes, and certain excise taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenue.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable arise from sales on credit to customers, are recorded at the invoiced amount, and do not bear interest. The Company establishes an allowance for credit losses to reduce accounts receivable to the net amount expected to be collected. The Company exercises judgment in determining its allowance for credit losses, which is based on its historical collection and write-off experience, adjusted for current macroeconomic trends and conditions, credit policies, specific customer collection issues, and accounts receivable aging. The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and each customer's current creditworthiness. The Company continuously monitors collections and payments from its customers. Account balances are charged off against the allowance when the Company believes it is probable the receivable will not be recovered. In some instances, the Company utilizes letters of credit to mitigate its credit exposure.

The changes in the allowance for credit losses are as follows:

(In thousands)	December 28, 2024	December 30, 2023	December 31, 2022
Balance at Beginning of Year	$ 4,090	$ 3,595	$ 2,735
Provision charged to expense	721	531	1,165
Accounts written off	(215)	(89)	(129)
Currency translation	(193)	53	(176)
Balance at End of Year	$ 4,403	$ 4,090	$ 3,595

Banker's Acceptance Drafts Included in Accounts Receivable

The Company's Chinese subsidiaries may receive banker's acceptance drafts from customers as payment for their trade accounts receivable. The drafts are non-interest bearing obligations of the issuing bank and generally mature within six months of the origination date. The Company's Chinese subsidiaries may sell the drafts at a discount to a third-party financial institution or transfer the drafts to vendors in settlement of current accounts payable prior to the scheduled maturity date. These drafts, which totaled $5,299,000 at year-end 2024 and $10,826,000 at year-end 2023, are included in accounts receivable in the accompanying consolidated balance sheet until the subsidiary sells the drafts to a bank and receives a discounted amount, transfers the banker's acceptance drafts in settlement of current accounts payable prior to maturity, or obtains cash payment on the scheduled maturity date.

Notes to Consolidated Financial Statements

Warranty Obligations

The Company's contracts covering the sale of its products include warranty provisions that provide assurance to its customers that the products will comply with agreed-upon specifications during a defined period of time. The Company provides for the estimated cost of product warranties at the time of sale based on the historical occurrence rates and repair costs, as well as knowledge of any specific warranty problems that indicate projected warranty costs may vary from historical patterns. The Company negotiates the terms regarding warranty coverage and length of warranty depending on the products and applications. While the Company engages in extensive product quality programs and processes, the Company's warranty obligation is affected by product failure rates, repair costs, service delivery costs incurred in correcting a product failure, and supplier warranties on parts delivered to the Company. Should these factors or actual results differ from the Company's estimates, revisions to the estimated warranty liability would be required.

The changes in the carrying amount of product warranty obligations are as follows:

(In thousands)	December 28, 2024	December 30, 2023
Balance at Beginning of Year	$ 8,154	$ 7,283
Provision charged to expense	7,575	5,255
Usage	(4,957)	(4,606)
Acquisitions	473	—
Currency translation	(581)	222
Balance at End of Year	$ 10,664	$ 8,154

Leases

In accordance with ASC 842, *Leases* (ASC 842), the Company determines whether an arrangement is, or contains, a lease at inception. Operating lease liabilities are included in other current liabilities and other long-term liabilities and the corresponding right-of-use (ROU) assets are included in other assets in the accompanying consolidated balance sheet. Classification of operating lease liabilities as either current or noncurrent is based on the expected timing of payments due under the Company's lease obligations.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities with original contract terms greater than 12 months are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. Operating leases with an original term of 12 months or less are not recorded in the accompanying consolidated balance sheet.

In determining the present value of future lease payments, the Company utilizes either the rate implicit in the lease if that rate is readily determinable or its incremental secured borrowing rate commensurate with the term of the underlying lease. Lease terms may include the effect of options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company recognizes operating lease expense for lease payments on a straight-line basis over the lease term. Variable lease costs are not included in fixed lease payments and, as a result, are excluded from the measurement of the ROU assets and lease liabilities. The Company expenses all variable lease costs as incurred.

As a lessee, the Company accounts for the lease and non-lease components of its real estate and equipment leases as a single lease component. For vehicle leases, the Company does not combine lease and non-lease components.

See Note 9, Leases, for additional information about the Company's lease obligations.

Income Taxes

In accordance with ASC 740, *Income Taxes* (ASC 740), the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which these differences are expected to reverse. A tax valuation allowance is established, as needed, to reduce deferred tax assets to the amount expected to be realized. In the period in which it becomes more likely than not that some or all of the deferred tax assets will be realized, the valuation allowance will be adjusted.

It is the Company's policy to provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes. At December 28, 2024, the Company believes that it has appropriately accounted for any liability for unrecognized tax benefits. To the extent the Company prevails in matters for which a liability for an unrecognized tax benefit is established, the statute of limitations expires for a tax jurisdiction year, or the Company is required to pay amounts in excess of the liability, its effective tax rate in a given financial statement period may be affected.

In December 2021, the Organisation for Economic Co-operation and Development (OECD) released model rules introducing a new 15% global minimum tax for large multinational enterprises with an annual global revenue exceeding 750,000,000 euros (Pillar Two Rules). Since the release of the Pillar Two Rules, the OECD has issued four tranches of administrative guidance, as well as guidance on transitional safe harbor relief. Various countries, including the member states of the European Union, have adopted the Pillar Two Rules into their domestic laws, with certain rules coming into effect for fiscal years beginning in 2024. While the Pillar Two Rules serve as a framework for implementing the minimum tax, countries may enact domestic laws that vary slightly from the Pillar Two Rules and may also adjust domestic tax incentives to align with the Pillar Two Rules on different timelines. For fiscal 2024, the Company qualifies for the transitional safe harbor, which provides temporary relief from the application of the global minimum tax. As a result of meeting the transitional safe harbor criteria, the Company does not anticipate a material impact on its effective tax rate or incremental tax liabilities in the near term. The Company continues to evaluate its eligibility under the safe harbor provisions and monitor evolving regulatory guidance that may affect its long-term tax position.

Earnings per Share

Basic earnings per share (EPS) is computed by dividing net income attributable to Kadant by the weighted average number of shares outstanding during the year. Diluted EPS is computed using the treasury stock method assuming the effect of all potentially dilutive securities, including restricted stock units (RSUs) and employee stock purchase plan shares.

Cash, Cash Equivalents, and Restricted Cash

At year-end 2024 and 2023, cash equivalents included investments in money market funds and highly liquid short-term investments, which had maturities of three months or less at the date of purchase. The carrying amounts of cash equivalents approximate their fair values due to the short-term nature of these instruments.

The Company's restricted cash generally serves as collateral for bank guarantees associated with providing assurance to customers that the Company will fulfill certain customer obligations entered into in the normal course of business and for certain banker's acceptance drafts issued to vendors. The majority of these restrictions will expire over the next twelve months.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the accompanying consolidated balance sheet that are shown in aggregate in the consolidated statement of cash flows:

(In thousands)	December 28, 2024	December 30, 2023	December 31, 2022
Cash and cash equivalents	$ 94,660	$ 103,832	$ 76,371
Restricted cash	1,286	2,621	3,354
Total Cash, Cash Equivalents, and Restricted Cash	$ 95,946	$ 106,453	$ 79,725

Supplemental Cash Flow Information

(In thousands)	December 28, 2024	December 30, 2023	December 31, 2022
Cash Paid for Interest	$ 19,699	$ 8,071	$ 6,053
Cash Paid for Income Taxes, Net of Refunds	$ 42,291	$ 47,519	$ 36,971
Non-Cash Investing Activities:			
Fair value of assets acquired	$ 360,694	$ 1,338	$ 2,785
Fair value of liabilities assumed (adjusted)	$ 36,340	$ 264	$ (812)
Fair value of noncontrolling interest acquired	$ 9,319	$ —	$ —
Fair value of contingent consideration acquired	$ 1,785	$ —	$ —
Purchase of property with outstanding loan receivable	$ —	$ —	$ 1,397
Purchases of property, plant and equipment in accounts payable	$ 1,181	$ 4,453	$ 1,040
Non-Cash Financing Activities:			
Issuance of Company common stock upon vesting of RSUs	$ 5,576	$ 5,163	$ 5,555
Dividends declared but unpaid	$ 3,762	$ 3,395	$ 3,036

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out; or weighted average basis) or net realizable value and include materials, labor, and manufacturing overhead. The Company regularly reviews its quantities of inventories on hand and compares these amounts to the historical and forecasted usage of and demand for each particular product or product line. The Company records a charge to cost of revenue for excess and obsolete inventory to reduce the carrying value of inventories to net realizable value.

The components of inventories are as follows:

(In thousands)	December 28, 2024	December 30, 2023
Raw Materials	$ 60,750	$ 66,738
Work in Process	27,692	32,147
Finished Goods (includes $554 and $5,182 at customer locations)	57,650	53,792
	$ 146,092	$ 152,677

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Assets acquired as part of a business combination are initially recorded at fair value. The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization primarily using the straight-line method over the estimated useful lives of the property as follows: buildings, 10 to 40 years; machinery and equipment, 2 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. For construction in progress, no provision for depreciation is made until the assets are available and ready for use. Property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets or asset group may not be recoverable.

Property, plant, and equipment consist of the following:

(In thousands)	December 28, 2024	December 30, 2023
Land	$ 15,884	$ 10,769
Buildings	105,064	92,631
Machinery, Equipment, and Leasehold Improvements	190,615	161,041
Construction in Progress	4,127	8,909
	315,690	273,350
Less: Accumulated Depreciation and Amortization	145,359	132,846
	$ 170,331	$ 140,504

Depreciation and amortization expense was $20,547,000 in 2024, $14,849,000 in 2023, and $14,429,000 in 2022. See Note 9, Leases, for further details relating to assets under financing leases included in property, plant and equipment in the accompanying consolidated balance sheet.

Intangible Assets, Net

Acquired intangible assets by major asset class are as follows:

(In thousands)	Gross	Accumulated Amortization	Currency Translation	Net
December 28, 2024				
Definite-Lived				
Customer relationships	$ 334,066	$ (127,664)	$ (8,607)	$ 197,795
Product technology	92,106	(49,294)	(3,245)	39,567
Tradenames	16,536	(5,084)	(481)	10,971
Other	25,221	(21,280)	(668)	3,273
	467,929	(203,322)	(13,001)	251,606
Indefinite-Lived				
Tradenames	29,059	—	(1,171)	27,888
Acquired Intangible Assets	$ 496,988	$ (203,322)	$ (14,172)	$ 279,494

(In thousands)	Gross	Accumulated Amortization	Currency Translation	Net
December 30, 2023				
Definite-Lived				
Customer relationships	$ 218,959	$ (108,519)	$ (5,562)	$ 104,878
Product technology	67,576	(43,786)	(2,367)	21,423
Tradenames	7,039	(4,262)	(388)	2,389
Other	20,320	(17,715)	(604)	2,001
	313,894	(174,282)	(8,921)	130,691
Indefinite-Lived				
Tradenames	29,059	—	(464)	28,595
Acquired Intangible Assets	$ 342,953	$ (174,282)	$ (9,385)	$ 159,286

Intangible assets are recorded at fair value at the date of acquisition. Subsequent impairment charges are reflected as a reduction in the gross balance, as applicable. Definite-lived intangible assets are stated net of accumulated amortization and currency translation in the accompanying consolidated balance sheet. The Company amortizes definite-lived intangible assets over lives that have been determined based on the anticipated cash flow benefits of the intangible asset.

Intangible assets acquired related to the Company's acquisitions in 2024 totaled $154,023,000. See Note 2, Acquisitions, for further details. Definite-lived intangible assets at year-end 2024 have a weighted average amortization period of 14 years. Amortization of definite-lived intangible assets was $29,040,000 in 2024, $18,448,000 in 2023, and $20,507,000 in 2022 and was included in selling, general, and administrative (SG&A) expenses in the accompanying consolidated statement of income. The estimated future amortization expense of definite-lived intangible assets is $26,005,000 in 2025; $24,901,000 in 2026; $24,132,000 in 2027; $22,848,000 in 2028; $18,548,000 in 2029; and $135,172,000 in the aggregate thereafter.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable net assets of the acquired business at the date of acquisition. The Company's acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to the expectation of synergies from combining the businesses.

The changes in the carrying amount of goodwill by reportable segment are as follows:

(In thousands)	Flow Control	Industrial Processing	Material Handling	Total
Balance as of December 31, 2022				
Gross balance	$ 118,309	$ 209,919	$ 142,765	$ 470,993
Accumulated impairment losses	—	(85,538)	—	(85,538)
Net balance	118,309	124,381	142,765	385,455
2023 Activity				
Acquisition (Note 2)	—	793	4	797
Currency translation	2,473	2,020	1,339	5,832
Total 2023 activity	2,473	2,813	1,343	6,629
Balance at December 30, 2023				
Gross balance	120,782	212,732	144,108	477,622
Accumulated impairment losses	—	(85,538)	—	(85,538)
Net balance	120,782	127,194	144,108	392,084
2024 Activity				
Acquisitions (Note 2)	15,384	36,096	48,160	99,640
Measurement period adjustment for 2023 acquisition	—	(22)	—	(22)
Currency translation	(3,961)	(5,740)	(2,832)	(12,533)
Total 2024 activity	$ 11,423	$ 30,334	$ 45,328	$ 87,085

(In thousands)	Flow Control	Industrial Processing	Material Handling	Total
Balance at December 28, 2024				
Gross balance	$ 132,205	$ 243,066	$ 189,436	$ 564,707
Accumulated impairment losses	—	(85,538)	—	(85,538)
Net balance	$ 132,205	$ 157,528	$ 189,436	$ 479,169

Impairment of Goodwill and Intangible Assets

The Company evaluates the recoverability of goodwill and indefinite-lived intangible assets as of the first day of the fourth quarter of each fiscal year, or more frequently if events or changes in circumstances indicate that it is more likely than not that the carrying value of an asset might be impaired. Potential impairment indicators include a significant decline in sales, earnings, or cash flows, material adverse changes in the business climate, and a significant decline in the market capitalization due to a sustained decrease in the Company's stock price. The Company is permitted to first assess qualitative factors to determine whether the quantitative impairment test is necessary. If the qualitative assessment (Step 0) results in a determination that the fair value of a reporting unit or indefinite-lived intangible asset is more likely than not less than its carrying amount, the Company performs a quantitative impairment analysis (Step 1). The Company may bypass the qualitative assessment and proceed directly to the quantitative assessment.

The Company assesses its definite-lived intangible assets for impairment whenever facts and circumstances indicate that the carrying amounts may not be fully recoverable. To analyze recoverability, the Company projects undiscounted net future cash flows over the remaining lives of such assets or asset groups. If these projected cash flows were to be less than the carrying amounts, an impairment loss would be recognized, resulting in a write-down of the assets with a corresponding charge to earnings. The impairment loss would be measured based upon the difference between the carrying amounts of the assets and their fair values calculated using projected discounted cash flows.

Goodwill

At September 29, 2024 (the first day of the fourth quarter of 2024), the Company performed a qualitative goodwill impairment assessment (Step 0) for each of its reporting units, which indicated that the fair value of each reporting unit exceeded its carrying value, and determined that the asset was not impaired. The impairment analysis included an assessment of certain qualitative factors including, but not limited to, the results of prior fair value calculations, the movement of the Company's share price and market capitalization, the reporting units' and the Company's overall financial performance, and macroeconomic and industry conditions. The Company considered the qualitative factors and weighed the evidence obtained and determined that it was not more likely than not that the fair value of any of the respective reporting unit's assets was less than its carrying amount. Although the Company believes the factors considered in the impairment analysis are reasonable, significant changes in any one of the assumptions used could have produced a different result. At year-end 2024, no factors were identified that would alter the conclusions of the September 29, 2024 goodwill impairment analysis

At October 1, 2023 (the first day of the fourth quarter of 2023), the Company performed a quantitative goodwill impairment analysis (Step 1) for all of its reporting units, which indicated that the fair value of each reporting unit exceeded its carrying value, and determined that the asset was not impaired. At year-end 2023, no factors were identified that would alter the conclusions of the October 1, 2023 goodwill impairment analysis.

Goodwill by reporting unit is as follows:

(In thousands)	December 28, 2024	December 30, 2023
Fluid-Handling	$ 76,733	$ 63,180
Doctoring, Cleaning, & Filtration	55,472	57,602
Fiber Processing	20,956	21,150
Wood Processing	136,572	106,044
Material Handling	189,436	144,108
	$ 479,169	$ 392,084

Intangible Assets

At September 29, 2024, the Company performed a qualitative impairment analysis (Step 0) on its indefinite-lived intangible assets and determined that the assets were not impaired. At year-end 2024, no factors were identified that would alter the conclusions of the September 29, 2024 indefinite-lived intangible asset impairment analysis.

At October 1, 2023, the Company performed a quantitative impairment analysis (Step 1) on its indefinite-lived intangible assets and determined that the assets were not impaired. At year-end 2023, no factors were identified that would alter the conclusions of the September 29, 2024 indefinite-lived intangible asset impairment analysis.

No triggering events or indicators of impairment were identified in 2024 or 2023 related to the Company's definite-lived intangible assets.

Business Combinations

The Company's acquisitions have been accounted for using the purchase method of accounting under ASC 805, *Business Combinations* (ASC 805), and the results of the acquired businesses have been included in its consolidated financial statements from their respective dates of acquisition. The Company accounts for all transactions and events in which it obtains control over a business under ASC 805 by establishing the acquisition date and recognizing the fair value of all assets acquired and liabilities assumed. The Company's acquisitions have historically been made at prices above the fair value of identifiable net assets, resulting in goodwill, due to synergies expected to be realized by combining the businesses.

While the Company uses its best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the business acquisition date, the estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the purchase accounting measurement period, which is generally up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. For changes in the valuation of intangible assets between the preliminary and final purchase price allocation, the related amortization is adjusted in the period it occurs. The Company estimates the fair value of intangible assets primarily using the multi-period excess earnings and relief-from-royalty valuation methods, which are based on projections of discounted cash flows or royalty payments avoided that are expected from the identifiable intangible assets of the acquired businesses. The Company's valuation models incorporate significant assumptions, including future revenue growth rates, customer attrition rates, gross and operating margins, discount rates and royalty rates. Subsequent to the measurement period, any adjustment to assets acquired or liabilities assumed is included in operating results in the period in which the adjustment is determined. Acquisition costs are recorded as incurred in SG&A expenses in the accompanying consolidated statement of income and were $2,872,000 in 2024, $1,442,000 in 2023, and $668,000 in 2022.

Foreign Currency Translation and Transactions

All assets and liabilities of the Company's foreign subsidiaries are translated at fiscal year-end exchange rates, and revenue and expenses are translated at average exchange rates for each quarter in accordance with ASC 830, *Foreign Currency Matters*. Resulting translation adjustments are reflected in the "accumulated other comprehensive items" (AOCI) component of stockholders' equity (see Note 13, Accumulated Other Comprehensive Items). Foreign currency transaction gains and losses are included in the accompanying consolidated statement of income and are not material in the three years presented.

Stock-Based Compensation

The Company recognizes compensation expense for all stock-based awards granted to employees and directors based on the grant date estimate of fair value for those awards. The fair value of RSUs is based on the grant date price of the Company's common stock, reduced by the present value of estimated dividends foregone during the requisite service period. For time-based RSUs, compensation expense is recognized ratably over the requisite service period for the entire award based on the grant date fair value, and net of actual forfeitures recorded when they occur. For performance-based RSUs, compensation expense is recognized ratably over the requisite service period for each separately vesting portion of the award based on the grant date fair value, net of actual forfeitures recorded when they occur, and remeasured each reporting period until the total number of RSUs to be issued is known. Compensation expense related to any modified stock-based awards is based on the fair value for those awards as of the modification date with any remaining incremental compensation expense recognized ratably over the remaining requisite service period.

Notes to Consolidated Financial Statements

Recent Accounting Pronouncements

Segment Reporting - Improving Reportable Segment Disclosures (Topic 280). In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2023-07, to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant expenses. Under this ASU, a company is required to enhance its segment disclosures to include significant segment expenses that are regularly provided to the chief operating decision maker (CODM), a description of other segment items by reportable segment, and any additional measures of a segment's profit or loss used by the CODM when deciding how to allocate resources. This ASU also requires all annual disclosures currently required by Topic 280 to be included in interim periods. This ASU is effective for fiscal year-end 2024 and interim periods beginning in fiscal 2025, and requires retrospective application to all prior periods presented in the financial statements. The Company adopted this ASU during the fourth quarter of 2024, which resulted in additional disclosures. See Note 11, Business Segment and Geographical Information, for the Company's enhanced segment disclosures.

Income Taxes - Improvements to Income Tax Disclosures (Topic 740). In December 2023, the FASB issued ASU No. 2023-09, to improve income tax disclosure requirements, primarily through enhanced disclosures related to the income tax rate reconciliation and income taxes paid. This ASU is effective for fiscal year-end 2025, with early adoption permitted and may be applied retrospectively. The Company is currently evaluating the effects that the adoption of this ASU will have on its consolidated financial statements.

Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosure (Topic 220). In November 2024, the FASB issued ASU No. 2024-03, to disaggregate operating expense into specific categories to provide enhanced transparency into the nature and function of expenses. This ASU is effective for fiscal year-end 2027 and interim periods beginning in fiscal 2028, with early adoption permitted and may be applied retrospectively. The Company is currently evaluating the effects that the adoption of this ASU will have on its consolidated financial statements.

2.   **Acquisitions**

2024

Key Knife, Inc.

On January 1, 2024, the Company acquired Key Knife pursuant to a securities purchase agreement dated December 22, 2023, for $153,386,000, net of cash acquired and subject to a post-closing adjustment. Key Knife is a global supplier of engineered knife systems for custom chipping, planing, and flaking solutions for wood products industries and is part of the Company's Industrial Processing segment. Goodwill from the Key Knife acquisition was $35,894,000, of which $29,158,000 is expected to be deductible for tax purposes over 15 years. In addition, separately identifiable intangible assets acquired were $91,620,000, of which $77,400,000 is expected to be deductible for tax purposes over 15 years.

As part of the acquisition, the Company acquired a 45% interest in two of Key Knife's subsidiaries, increasing its noncontrolling interest liability by $9,319,000 based on the income valuation approach. Under a put and purchase option as outlined in the securities purchase agreement, the seller can demand the Company purchase, or the Company can demand that the seller sell to the Company, the remaining interest in these subsidiaries at any time after December 31, 2027. The purchase price would be based on a total enterprise value as defined in the original purchase agreement. See "Other Acquisitions" below for additional information.

KWS Manufacturing Company, Ltd.

On January 24, 2024, the Company acquired all of the outstanding equity securities of KWS Manufacturing Company, Ltd. (KWS) for $79,429,000. The Company paid $79,191,000 and assumed a $238,000 bank overdraft. KWS is a leading manufacturer of conveying equipment for the bulk material handling industry and is part of the Company's Material Handling segment. Goodwill from the KWS acquisition was $38,418,000 and separately identifiable intangibles assets were $29,100,000, both of which are expected to be fully deductible for tax purposes over 15 years.

Dynamic Sealing Technologies LLC

On May 31, 2024, the Company acquired all of the outstanding equity securities of Dynamic Sealing Technologies LLC and affiliates (collectively, DSTI) for $53,570,000, net of cash acquired. DSTI is a leading manufacturer of engineered fluid sealing and transfer solutions for rotating applications and is part of the Company's Flow Control segment. Goodwill from the DSTI acquisition was $14,946,000, of which $14,161,000 is expected to be deductible

for tax purposes over 15 years. In addition, separately identifiable intangible assets acquired were $24,380,000, all of which are expected to be fully deductible for tax purposes over 15 years.

Other Acquisitions

On May 2, 2024, the Company acquired a service business in Germany, which is included in the Company's Material Handling segment, for $3,352,000, net of cash acquired and subject to a post-closing adjustment.

On May 6, 2024, the Company acquired the remaining outstanding shares of a Key Knife subsidiary in which the Company previously held a noncontrolling interest for $523,000 in cash.

On August 21, 2024, the Company acquired a technology company as part of its Material Handling segment. The total purchase price was approximately $11,785,000, which included cash paid of $8,843,000 net of cash acquired, an estimated post-closing adjustment of $1,157,000 to be paid within 18 months of closing, and contingent consideration with a fair value of $1,785,000. The contingent consideration is payable upon the achievement of certain revenue performance targets earned between June 30, 2025 and June 30, 2027. The maximum future value of the contingent consideration subject to payment is approximately $10,876,000, calculated using the foreign currency spot rate at December 28, 2024. The valuation of the contingent consideration is dependent on the following assumptions: the probability of successful achievement of certain revenue targets, forecasted revenue, revenue volatility, and discount rate. These assumptions were estimated based on a review of historical and projected results. See Note 10, Fair Value Measurements and Fair Value of Financial Instruments, for additional information related to the fair value of the contingent consideration assumed in the acquisition.

In August 2024, the Company acquired certain other assets for a total of $1,755,000 in cash.

Purchase Price Allocation

The following table summarizes the aggregate purchase price and estimated fair values of the net assets and noncontrolling interests acquired related to the 2024 acquisitions:

(In thousands)	Total
Cash and Cash Equivalents	$ 11,509
Accounts Receivable	12,382
Inventories	24,649
Other Current Assets	4,936
Property, Plant, and Equipment	37,028
Other Assets	16,527
Definite-Lived Intangible Assets	
Customer relationships	115,095
Product technology	24,530
Tradenames	9,497
Other	4,901
Goodwill	99,640
Total assets acquired	360,694
Accounts Payable	3,301
Customer Deposits	3,192
Other Current Liabilities	10,212
Long-Term Deferred Income Taxes	5,786
Other Long-Term Liabilities	13,849
Total liabilities assumed	36,340
Noncontrolling interests acquired	9,319
Net assets and noncontrolling interests acquired	$ 315,035

Notes to Consolidated Financial Statements

(In thousands)	Total
Purchase Price:	
Cash Paid	$ 311,844
Fair Value of Contingent Consideration (Note 10)	1,785
Estimated Remaining Post-Closing Adjustments, Net	1,406
	$ 315,035

The final purchase accounting and purchase price allocations remain subject to change as the Company continues to refine its preliminary valuation of certain acquired assets and liabilities assumed, which may result in adjustments to the assets and liabilities, including goodwill. The Company expects the remaining purchase price adjustments will relate to the valuation of acquired intangibles and deferred income taxes associated with its acquisitions made in the second and third quarters of 2024. Measurement period adjustments made in 2024 were not material to the Company's financial position or results of operations.

The weighted-average amortization period for the definite-lived intangible assets related to the 2024 acquisitions is 17 years, including weighted-average amortization periods of 18 years for customer relationships, 12 years for product technology, and 20 years for tradenames.

Revenue and operating income for the year ended December 28, 2024 associated with the 2024 acquisitions from their respective acquisition dates are as follows:

(In thousands)	Total
Revenue	$ 115,227
Operating Income (a)	$ 5,548

(a) Includes amortization expense associated with acquired profit in inventory and backlog of $8,441,000 in 2024.

Unaudited Supplemental Pro Forma Information

The following unaudited pro forma information provides the effect of the Key Knife, KWS and DSTI acquisitions as if had they been completed as of the beginning of 2023:

(In thousands, except per share amounts)	December 28, 2024	December 30, 2023
Revenue	$ 1,064,976	$ 1,093,750
Net Income Attributable to Kadant	$ 117,560	$ 106,069
Earnings per Share Attributable to Kadant		
Basic	$ 10.01	$ 9.07
Diluted	$ 9.99	$ 9.04

The historical consolidated pro forma financial information of the Company, Key Knife, KWS, and DSTI above has been adjusted to give effect to pro forma events that are (i) directly attributable to the acquisitions and related financing arrangements, (ii) expected to have a continuing impact on the Company, and (iii) factually supportable.

Pro forma results include the following non-recurring pro forma adjustments:

- Pre-tax charge to cost of revenue of $5,297,000 in 2023 and reversal of $5,141,000 in 2024 for the sale of inventory revalued at the date of acquisition.
- Pre-tax charge to SG&A expenses of $3,496,000 in 2023 and reversal of $2,898,000 in 2024 for intangible asset amortization related to acquired backlog.
- Pre-tax charge to SG&A expenses of $2,872,000 in 2023 and reversal of $2,872,000 in 2024 for acquisition costs.
- Estimated tax effects related to the pro forma adjustments.

These pro forma results of operations have been prepared for comparative purposes only, and they do not purport to be indicative of the results of operations that would have resulted had the acquisitions occurred as of the beginning of 2023, or that may result in the future.

The Company's pro forma results of operations exclude its other acquisitions in 2024 as the inclusion of those results would not have been materially different from the pro forma results presented above.

2023

On December 19, 2023, the Company acquired a business in Sweden, which is included in the Company's Industrial Processing segment, for approximately $895,000, net of cash acquired.

2022

On November 14, 2022, the Company acquired a business in Canada, which is included in the Company's Material Handling segment, for approximately $3,622,000, net of cash acquired.

3. Employee Benefit Plans

Stock-Based Compensation Plans

The Company maintains stock-based compensation plans primarily for its key employees and directors, although the plans permit awards to others expected to make significant contributions to the future of the Company. The plans authorize the compensation committee of the Company's board of directors (the board committee) to award a variety of stock and stock-based incentives, such as restricted stock, RSUs, nonqualified and incentive stock options, stock bonus shares, or performance-based shares. The award recipients and the terms of awards granted under these plans are determined by the board committee. Upon a change of control, as defined in the plans, all options or other awards become fully vested and all restrictions lapse. The Company had 263,573 shares available for grant under these stock-based compensation plans at year-end 2024. The Company generally issues its common stock out of treasury stock, to the extent available, for share issuances related to its stock-based compensation plans.

The Company recognizes compensation cost for all stock-based awards granted to employees and directors based on the grant date estimate of fair value for those awards. The fair value of RSUs is based on the grant date price of the Company's common stock, reduced by the present value of estimated dividends foregone during the requisite service period.

The components of pre-tax stock-based compensation expense included in SG&A expenses in the accompanying consolidated statement of income are as follows:

(In thousands)	December 28, 2024	December 30, 2023	December 31, 2022
RSU Awards	$ 10,119	$ 9,376	$ 8,222
Employee Stock Purchase Plan Awards	520	389	354
	$ 10,639	$ 9,765	$ 8,576

The Company grants RSUs to non-employee directors and certain employees. Holders of RSUs have no voting rights and are not entitled to receive cash dividends.

Non-Employee Director Restricted Stock Units

The Company granted RSU awards consisting of 606 RSUs in 2024, 868 RSUs in 2023 and 941 RSUs in 2022 to each of its incumbent non-employee directors. Half of the RSUs vested on June 1 of each year and the remaining RSUs vested ratably on the last day of the third and fourth fiscal quarters of each year. In addition, the Company granted RSU awards consisting of 470 RSUs in May 2022, which vested ratably on the last day of the third and fourth fiscal quarters of 2022, to its then new non-employee director. Each RSU issued to the directors represents the right to receive one share of the Company's common stock upon vesting. There were no unvested non-employee director RSUs at December 28, 2024.

Performance-Based Restricted Stock Units

The Company grants performance-based RSUs to certain officers of the Company. Each performance-based RSU represents the right to receive one share of the Company's common stock upon vesting. The RSUs are subject to adjustment based on the achievement of a performance measure selected for the fiscal year, which historically has been a specified target for adjusted earnings before interest, taxes, depreciation, and amortization (adjusted EBITDA) generated from operations. Following the adjustment, the RSUs are subject to additional time-based vesting, and vest in three equal annual installments, provided that the officer is employed by the Company on the applicable vesting dates.

The Company recognizes compensation expense associated with performance-based RSUs ratably over the requisite service period for each separately vesting portion of the award based on the grant date fair value, net of actual forfeitures recorded when they occur, and remeasured each reporting period until the total number of RSUs to be issued is

known. Unrecognized compensation expense related to the unvested performance-based RSUs totaled $4,171,000 at year-end 2024, and will be recognized over a weighted average period of 1.4 years.

The performance-based RSU agreements provide for forfeiture in certain events, such as voluntary or involuntary termination of employment, and for acceleration of vesting in certain events, such as death, disability or a change in control of the Company. If death, disability, or a change in control occurs prior to the end of the performance period, the officer will receive the target RSU amount; otherwise, the officer will receive the number of deliverable RSUs based on the achievement of the performance goal, as stated in the RSU agreements.

Time-Based Restricted Stock Units

The Company grants time-based RSUs to its officers and other employees of the Company. Each time-based RSU represents the right to receive one share of the Company's common stock upon vesting. The Company recognizes compensation expense associated with these time-based RSUs ratably over the requisite service period for the entire award based on the grant date fair value, and net of actual forfeitures recorded when they occur. The time-based RSU agreement provides for forfeiture in certain events, such as voluntary or involuntary termination of employment, and for acceleration of vesting in certain events, such as death, disability, or a change in control of the Company. Unrecognized compensation expense related to the time-based RSUs totaled $4,762,000 at year-end 2024, and will be recognized over a weighted average period of 1.8 years.

Vesting of Restricted Stock Units

A summary of the activity of the Company's unvested RSUs in 2024 is as follows:

(In thousands, except per share amounts)	Units		Weighted Average Grant-Date Fair Value
Unvested RSUs at December 30, 2023	83	$	192.42
Granted	37	$	314.33
Vested	(45)	$	200.80
Forfeited	(1)	$	219.88
Unvested RSUs at December 28, 2024	74	$	258.49

The weighted average grant date fair value of RSUs granted was $314.33 in 2024, $212.92 in 2023, and $170.76 in 2022. The total fair value of shares vested was $9,089,000 in 2024, $7,834,000 in 2023, and $8,337,000 in 2022.

Employee Stock Purchase Plan

The Company's eligible U.S. employees may elect to participate in its employee stock purchase plan. Under the plan, shares of the Company's common stock may be purchased at a 15% discount from the fair market value at the beginning or end of the purchase period, whichever is lower. Shares purchased under the plan are subject to a one-year resale restriction and are purchased through payroll deductions of up to 10% of each participating employee's gross wages. The Company issued 8,818 shares for 2024 (issued in fiscal 2025), 10,627 shares in 2023 (issued in fiscal 2024), and 9,111 shares in 2022 of its common stock under this plan. The Company had 71,905 shares available for grant under the employee stock purchase plan at year-end 2024.

401(k) Savings and Other Defined Contribution Plans

The Company's U.S. subsidiaries participate in the Kadant Inc. 401(k) Retirement Savings Plan sponsored by the Company. Contributions to the plan are made by both the employee and the Company and are immediately vested. Company contributions are based upon the level of employee contributions.

Certain of the Company's subsidiaries offer other retirement plans, the majority of which are defined contribution plans. Company contributions to these plans are based on formulas determined by the Company. For these plans, the Company contributed and charged to expense $6,810,000 in 2024, $5,607,000 in 2023, and $5,151,000 in 2022.

Pension and Other Post-Retirement Defined Benefits Plans

The Company sponsors pension and other post-retirement defined benefit plans covering employees at certain U.S. and foreign subsidiaries.

In accordance with ASC 715, *Compensation-Retirement Benefits*, the Company recognizes the funded status of its plans as an asset or liability and changes in the funded status through AOCI, net of tax, in the accompanying consolidated balance sheet. The amounts in AOCI are recognized as net periodic benefit cost pursuant to the Company's accounting policy for amortizing such amounts. Actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost will be recognized as a component of AOCI, net of tax.

The Company records the non-service component of net periodic pension cost in other expense, net in the accompanying consolidated statement of income. The disclosure requirements related to the Company's defined benefit plans are not material for the fiscal years presented.

4. Stockholders' Equity

Preferred Stock

The Company's Certificate of Incorporation authorizes up to 5,000,000 shares of preferred stock, $.01 par value per share, for issuance by the Company's board of directors without further shareholder approval.

Common Stock

At year-end 2024, the Company had reserved 409,196 unissued shares of its common stock for possible issuance under its stock-based compensation plans.

5. Income Taxes

The components of income before provision for income taxes are as follows:

(In thousands)	December 28, 2024		December 30, 2023		December 31, 2022	
Domestic	$	51,417	$	57,810	$	46,558
Foreign		101,653		101,206		119,078
	$	153,070	$	159,016	$	165,636

The components of the provision for income taxes are as follows:

(In thousands)	December 28, 2024		December 30, 2023		December 31, 2022	
Current Provision:						
Federal	$	7,051	$	12,402	$	8,738
Foreign		29,414		28,587		26,032
State		2,819		3,170		1,977
		39,284		44,159		36,747
Deferred Provision (Benefit):						
Federal		2,094		48		1,970
Foreign		(1,222)		(2,594)		4,233
State		360		597		956
		1,232		(1,949)		7,159
	$	40,516	$	42,210	$	43,906

The Company receives a tax deduction upon the vesting of RSUs. The Company recognizes excess income tax benefits and tax deficiencies related to stock-based compensation arrangements as discrete items within the provision for income taxes in the reporting period in which they occur. The Company recognized an income tax benefit of $523,000 in 2024, $354,000 in 2023 and $501,000 in 2022 in the accompanying consolidated statement of income.

Notes to Consolidated Financial Statements

The provision for income taxes in the accompanying consolidated statement of income differs from the provision calculated by applying the statutory federal income tax rate of 21% to income before provision for income taxes due to the following:

(In thousands)	December 28, 2024	December 30, 2023	December 31, 2022
Provision for Income Taxes at Statutory Rate	$ 32,145	$ 33,393	$ 34,784
Increases (Decreases) Resulting From:			
Foreign tax rate differential	7,697	5,070	5,770
State income taxes, net of federal income tax	2,512	2,965	2,316
Nondeductible expenses	1,731	1,730	2,683
U.S. tax (benefit) cost of foreign earnings	(1,379)	1,270	932
(Reversal of) provision for tax benefit reserves, net	(65)	386	(1,368)
Research and development tax credits	(503)	(520)	(425)
Excess tax benefit related to stock-based compensation	(401)	(276)	(377)
Change in valuation allowance	(203)	(684)	318
Other	(1,018)	(1,124)	(727)
	$ 40,516	$ 42,210	$ 43,906

The Company's net deferred tax liability consists of the following:

(In thousands)	December 28, 2024	December 30, 2023
Deferred Tax Asset:		
Net operating loss carryforwards	$ 9,623	$ 11,300
Lease liabilities	9,094	6,820
Inventory basis difference	5,589	5,417
Employee compensation	5,196	4,690
Capitalized research expenses	4,682	4,159
Reserves and accruals	3,125	2,581
Allowance for credit losses	822	776
Foreign, state, and alternative minimum tax credit carryforwards	344	490
Other	153	214
Deferred tax asset, gross	38,628	36,447
Less: valuation allowance	(7,570)	(7,829)
Deferred tax asset, net	31,058	28,618
Deferred Tax Liability:		
Goodwill and intangible assets	(44,027)	(41,116)
Fixed asset basis difference	(13,372)	(11,764)
ROU assets	(8,754)	(5,969)
Provision for unremitted foreign earnings	(1,135)	(1,153)
Other	(2,919)	(2,361)
Deferred tax liability	(70,207)	(62,363)
Net deferred tax liability	$ (39,149)	$ (33,745)

Deferred tax assets and liabilities are presented in the accompanying consolidated balance sheet within other assets and long-term deferred income taxes on a net basis by tax jurisdiction. The Company has established valuation allowances related to certain domestic and foreign deferred tax assets on deductible temporary differences, tax losses, and tax credit carryforwards. The valuation allowance at year-end 2024 was $7,570,000, consisting of $63,000 in the United States and $7,507,000 in foreign jurisdictions. The decrease in the valuation allowance in 2024 of $259,000 is related primarily to utilization of net operating losses and fluctuations in foreign currency exchange rates, partially offset by the valuation allowance recorded in purchase accounting. Compliance with ASC 740 requires the Company to periodically evaluate the necessity of establishing or adjusting a valuation allowance for deferred tax assets depending on whether it is more likely than not that a related tax benefit will be realized in future periods. When assessing the need for a valuation

allowance in a tax jurisdiction, the Company evaluates the weight of all available evidence to determine whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. As part of this evaluation, the Company considers its cumulative three-year history of earnings before income taxes, taxable income in prior carryback years, future reversals of existing taxable temporary differences, prudent and feasible tax planning strategies, and expected future results of operations. As of year-end 2024, the Company maintained a valuation allowance in the United States against a portion of its state net operating loss carryforwards in the United States and a valuation allowance in certain foreign jurisdictions due to the uncertainty of future profitability in the state and those foreign jurisdictions.

At year-end 2024, the Company had state net operating loss carryforwards of $9,146,000 and foreign net operating loss carryforwards of $40,136,000. The U.S. state net operating loss carryforwards begin to expire in 2025 and a portion does not expire. Of the foreign net operating loss carryforwards, $1,244,000 will expire in the years 2025 through 2044, and the remainder do not expire. As of year-end 2024, the Company had foreign tax credits carryforwards of $240,000. The foreign tax credit carryforward begins to expire in 2028. The utilization of this tax attribute is limited to the Company's future taxable income.

At year-end 2024, the Company had approximately $296,095,000 of unremitted foreign earnings. During 2024, the Company repatriated $27,658,000 of previously taxed foreign earnings to the United States and recognized a foreign exchange loss of $1,746,000 associated with these earnings. The Company intends to repatriate the distributable reserves of select foreign subsidiaries back to the United States and has recognized $584,000 of tax expense on the estimated repatriation amount during 2024. Except for these select foreign subsidiaries, the Company intends to indefinitely reinvest $255,324,000 of earnings of its foreign subsidiaries in order to support the current and future capital needs of their operations, including the repayment of the Company's foreign debt. The related foreign withholding taxes, which would be required if the Company were to remit these foreign earnings to the United States, would be approximately $5,311,000.

The Company operates within multiple tax jurisdictions and could be subject to audit in those jurisdictions. Such audits can involve complex income tax issues, which may require an extended period of time to resolve and may cover multiple years. In management's opinion, adequate provisions for income taxes have been made for all years subject to audit.

As of year-end 2024, the Company had a liability of $14,510,000 for unrecognized tax benefits of which $6,032,000, if recognized, would reduce the effective tax rate. A reconciliation of unrecognized tax benefits is as follows:

(In thousands)	December 28, 2024	December 30, 2023
Unrecognized Tax Benefits, Beginning of Year	$ 11,212	$ 10,354
Gross Increases – Tax Positions in Prior Periods	80	44
Gross Increases – Tax Positions in Prior Periods Arising from Acquisitions (a)	4,372	—
Gross Decreases – Tax Positions in Prior Periods	(25)	(37)
Gross Increases – Current-Period Tax Positions	931	1,589
Settlements	(85)	(130)
Lapses of Statutes of Limitations	(1,624)	(749)
Currency Translation	(351)	141
Unrecognized Tax Benefits, End of Year	$ 14,510	$ 11,212

(a) Indemnification assets of $4,372,000 were also recorded.

A portion of the unrecognized tax benefits generated in 2024 is offset by deferred tax assets in the accompanying consolidated balance sheet. The Company recognizes accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes. The Company has accrued $3,488,000 at year-end 2024 and $2,017,000 at year-end 2023 for the potential payment of interest and penalties. The interest and penalties included in the accompanying consolidated statement of income was an expense of $131,000 in 2024 and $120,000 in 2023.

The Company is currently under audit in certain of its foreign tax jurisdictions. It is reasonably possible that over the next fiscal year the amount of liability for unrecognized tax benefits may be reduced by up to $1,135,000 primarily from the expiration of tax statutes of limitations.

The Company remains subject to U.S. federal income tax examinations for the tax years 2019 through 2024, and to non-U.S. income tax examinations for the tax years 2015 through 2024. In addition, the Company remains subject to state and local income tax examinations in the United States for the tax years 2003 through 2024.

6.   Long-Term Obligations

Long-term obligations are as follows:

(In thousands)	December 28, 2024	December 30, 2023
Revolving Credit Facility, due 2027	$ 278,384	$ 98,761
Senior Promissory Notes, due 2025 to 2028	6,660	8,330
Finance Leases, due 2025 to 2029	2,023	1,789
Other Borrowings, due 2025 to 2028	1,460	1,995
Total	288,527	110,875
Less: Current Maturities of Long-Term Obligations	(3,376)	(3,209)
Long-Term Obligations	$ 285,151	$ 107,666

See Note 10, Fair Value Measurements and Fair Value of Financial Instruments, for the fair value information related to the Company's long-term obligations.

Revolving Credit Facility

On November 30, 2022, the Company entered into a sixth amendment to its unsecured multi-currency revolving credit facility, originally entered into on March 1, 2017 (as amended and restated to date, the Credit Agreement). Among other things, this amendment extended the maturity date to November 30, 2027, and increased the uncommitted, unsecured incremental borrowing facility from $150,000,000 to $200,000,000. Pursuant to the Credit Agreement, the Company has a borrowing capacity of $400,000,000 and interest on borrowings outstanding accrues and is payable in arrears calculated at one of the following rates selected by the Company: (i) the Base Rate, as defined, plus a margin of 0% to 1.25%, or (ii) Eurocurrency Rate, Term SOFR (plus a 10 basis point credit spread adjustment), Term CORRA, and RFR, as applicable and defined, plus a margin of 1.0% to 2.25%. The margin is determined based upon the ratio of the Company's total debt, net of unrestricted cash up to $50,000,000, to earnings before interest, taxes, depreciation, and amortization as defined in the Credit Agreement. Additionally, the Credit Agreement requires the payment of a commitment fee payable in arrears on the available borrowing capacity under the Credit Agreement, which ranges from 0.125% to 0.350%.

Obligations under the Credit Agreement may be accelerated upon the occurrence of an event of default, which includes customary events of default under such financing arrangements. In addition, the Credit Agreement contains negative covenants applicable to the Company and its subsidiaries, including financial covenants requiring the Company to maintain a maximum consolidated leverage ratio of 3.75 to 1.00, or, if the Company elects, for the quarter during which a material acquisition occurs and for the three fiscal quarters thereafter, 4.25 to 1.00, and limitations on making certain restricted payments (including dividends and stock repurchases).

Loans under the Credit Agreement are guaranteed by certain domestic subsidiaries of the Company.

At year-end 2024, the outstanding balance under the Credit Agreement was $278,384,000, which included $71,384,000 of euro-denominated borrowings. The Company had $121,760,000 of borrowing capacity available at year-end 2024, which was calculated by translating its foreign-denominated borrowings using the administrative agent's borrowing date foreign exchange rates, in addition to the $200,000,000 uncommitted, unsecured incremental borrowing facility.

The weighted average interest rate for the outstanding balance under the Credit Agreement was 5.27% as of year-end 2024 and 5.24% as of year-end 2023.

Senior Promissory Notes

In 2018, the Company entered into an uncommitted, unsecured Multi-Currency Note Purchase and Private Shelf Agreement (Note Purchase Agreement). Simultaneously with the execution of the Note Purchase Agreement, the Company issued senior promissory notes (Initial Notes) in an aggregate principal amount of $10,000,000, with a per annum interest rate of 4.90% payable semiannually, and a maturity date of December 14, 2028. The Company was required to prepay a portion of the principal of the Initial Notes beginning on December 14, 2023 and for each year thereafter, and may optionally prepay the principal on the Initial Notes, together with any prepayment premium, at any time in accordance with the Note Purchase Agreement. The obligations of the Initial Notes may be accelerated upon an event of default as defined in the Note Purchase Agreement, which includes customary events of default under such financing arrangements.

The Initial Notes are *pari passu* with the Company's indebtedness under the Credit Agreement, and any other senior debt, subject to certain specified exceptions, and participate in a sharing agreement with respect to the obligations of

the Company and its subsidiaries under the Credit Agreement. The Initial Notes are guaranteed by certain of the Company's domestic subsidiaries.

Debt Compliance

At year-end 2024, the Company was in compliance with the covenants related to its debt obligations.

Finance Leases

The Company's finance leases primarily relate to contracts for vehicles. See Note 9, Leases, for further information relating to the Company's finance leases.

Other Borrowings

At year-end 2024, other borrowings included $1,460,000 of debt obligations, which have maturity dates ranging from 2026 to 2028 and interest rates of up to 1.70%.

Annual Repayment Requirements

The following schedule presents the annual repayment requirements for the Company's long-term obligations, excluding finance leases, as of year-end 2024.

(In thousands)	Total
2025	$ 2,301
2026	2,093
2027	280,373
2028	1,737
	$ 286,504

7.   Commitments and Contingencies

Letters of Credit and Bank Guarantees

Outstanding letters of credit and bank guarantees issued on behalf of the Company, principally relating to performance obligations and customer deposit guarantees, totaled $13,872,000 at year-end 2024. Certain of the Company's contracts require the Company to provide a standby letter of credit or bank guarantee to a customer as beneficiary, limited in amount to a negotiated percentage of the total contract value, in order to guarantee warranty and performance obligations of the Company under the contract. Typically, these standby letters of credit and bank guarantees expire without being drawn by the beneficiary.

Right of Recourse

In the ordinary course of business, the Company's Chinese subsidiaries may receive banker's acceptance drafts from customers as payment for their trade accounts receivable. The drafts are non-interest-bearing obligations of the issuing bank and generally mature within six months of the origination date. The Company's Chinese subsidiaries may use these banker's acceptance drafts prior to the scheduled maturity date to settle outstanding accounts payable with vendors. Banker's acceptance drafts transferred to vendors are subject to customary right of recourse provisions prior to their scheduled maturity dates. The Company had $7,952,000 at year-end 2024 and $9,090,000 at year-end 2023 of banker's acceptance drafts subject to recourse, which were transferred to vendors and had not reached their scheduled maturity dates. Historically, the banker's acceptance drafts have settled upon maturity without any claim of recourse against the Company.

Contingencies

In the ordinary course of business, the Company is, at times, required to issue limited performance guarantees, some of which do not require the issuance of letters of credit to customers in support of these guarantees, relating to its equipment and systems. The Company generally limits its liability under these guarantees to amounts typically capped at 10% or less of the value of the contract. The Company believes that it has adequate reserves for any potential liability in connection with such guarantees.

Litigation

From time to time, the Company is subject to various claims and legal proceedings covering a range of matters that arise in the ordinary course of business. Such litigation may include, but is not limited to, claims and counterclaims by and against the Company for breach of contract or warranty, canceled contracts, product liability, or bankruptcy-related claims. For legal proceedings in which a loss is probable and estimable, the Company accrues a loss based on the low end of the range of estimated loss when there is no better estimate within the range. If the Company were found to be liable for any of the claims or counterclaims against it, the Company would incur a charge against earnings for amounts in excess of legal accruals.

8.   Gain on Sale and Other Costs, Net

The components of gain on sale and other costs, net are as follows:

(In thousands)	December 28, 2024	December 30, 2023	December 31, 2022
Gain on Sale of Assets	$ —	$ —	$ (20,190)
Restructuring and Impairment Costs	—	766	1,334
Other Costs (Income)	658	(43)	—
	$ 658	$ 723	$ (18,856)

Gain on Sale of Assets

The Company entered into several agreements with the local government in China to sell its then existing manufacturing building and land use rights at one of its subsidiaries in China for $25,159,000 and relocate to a new facility (China Transaction). The agreements became effective in the first quarter of 2022 after a 31% down payment was received, including 25% in 2021 and 6% in the first quarter of 2022, and a land use right in a new location was secured. As a result, the Company recognized a gain on the China Transaction of $20,190,000, or $15,143,000, net of deferred taxes of $5,047,000, in the first quarter of 2022. A receivable of $16,082,000 was recognized for the present value of the remaining amount of the sale proceeds, which was due the earlier of when the government sells the property or within two years from the effective date of the agreements. The government settled $685,000 of the receivable in 2024. The outstanding receivable was $14,377,000 at year-end 2024, which the Company expects will be repaid in full, although the timing is uncertain. The subsidiary, which is part of the Industrial Processing segment, relocated to its new facility during the third quarter of 2023.

A summary of the change in the outstanding receivable on the China Transaction, which is included in other current assets in the consolidated balance sheet, is as follows:

(In thousands)	Total
Balance at December 30, 2023	$ 15,410
Accretion of interest income	135
Proceeds received	(685)
Currency translation	(483)
Balance at December 28, 2024	$ 14,377

Other Costs, Net

Restructuring and Impairment Costs

The Company's restructuring plans within its Flow Control Segment are as follows:

2023 Restructuring Plans

- The Company incurred restructuring and impairment costs of $400,000 in 2023 related to the consolidation of a small manufacturing operation into a larger facility in Germany. These charges consisted of severance costs of $335,000 for the termination of 10 employees, facility and other closure costs of $29,000, and asset-write downs of $36,000.
- The Company incurred restructuring costs of $366,000 in 2023 related to the termination of a contract at one of its operations in Germany.

2021 Restructuring Plan

- The Company incurred restructuring costs of $568,000 in 2022 related to its plan to eliminate a redundant ceramic blade manufacturing operation in France. These charges consisted of severance costs for the termination of five employees and facility and other closure costs.

- The Company incurred restructuring costs of $35,000 and impairment costs of $731,000 within its Industrial Processing segment during 2022. The impairment costs included $549,000 primarily related to the write-down of inventory from the Company's operations in Russia and $182,000 related to the write-down of certain fixed assets that were not moved to the new manufacturing facility in China as part of the China Transaction.

A summary of the changes in accrued restructuring costs included in other current liabilities in the accompanying consolidated balance sheet are as follows:

(In thousands)	Severance Costs		Contract Termination Costs		Facility and Other Closure Costs		Total	
2023 Restructuring Plans								
Provision	$	335	$	366	$	29	$	730
Usage		(138)		(63)		(29)		(230)
Currency translation		4		10		—		14
Balance at December 30, 2023	$	201	$	313	$	—	$	514
Usage		(195)		(303)		—		(498)
Currency translation		(6)		(10)		—		(16)
Balance at December 28, 2024	$	—	$	—	$	—	$	—
2021 Restructuring Plan								
Balance at January 1, 2022	$	156	$	—	$	—	$	156
Provision		205		—		398		603
Usage		(159)		—		(231)		(390)
Currency translation		(13)		—		33		20
Balance at December 31, 2022	$	189	$	—	$	200	$	389
Usage		(187)		—		(199)		(386)
Currency translation		(2)		—		(1)		(3)
Balance at December 30, 2023	$	—	$	—	$	—	$	—

Other Costs (Income)

In 2024, the Company recognized a loss of $658,000 from the recognition of a currency translation adjustment associated with the liquidation of a small foreign subsidiary in the Flow Control segment.

In 2023, in connection with the China Transaction, the Company recognized income of $841,000 related to the outsourcing of demolition and cleanup of the then existing manufacturing building in China and sale of the remaining fixed assets. In addition, the Company incurred relocation costs of $798,000 in 2023 related to the relocation of machinery and equipment and administrative offices to the new manufacturing facility.

9. Leases

The Company enters into operating and finance lease commitments primarily for its manufacturing and office space, vehicles, and equipment that expire on various dates over the next 17 years, some of which include assumed options to extend the lease term for up to 10 years. In addition, the Company leases land associated with certain of its buildings in Canada and China under long-term leases expiring in 2032 to 2071. The lease in Canada also includes an assumed option to extend the term for up to 10 years.

The components of lease expense are as follows:

(In thousands)	December 28, 2024		December 30, 2023		December 31, 2022	
Operating Lease Cost (a)	$	8,153	$	6,355	$	5,870
Short-Term Lease Cost		810		698		697

(In thousands)	December 28, 2024	December 30, 2023	December 31, 2022
Finance Lease Cost:			
ROU asset amortization	$ 1,168	$ 1,103	$ 1,026
Interest on lease liabilities	100	74	52
Total Finance Lease Cost	1,268	1,177	1,078
Total Lease Costs	$ 10,231	$ 8,230	$ 7,645

(a) Includes variable lease costs of $747,000 in 2024, $961,000 in 2023, and $478,000 in 2022.

Supplemental cash flow information related to leases is as follows:

(In thousands)	December 28, 2024	December 30, 2023	December 31, 2022
Cash Paid for Amounts Included in the Measurement of Lease Liabilities:			
Operating cash flows from operating leases	$ 8,282	$ 6,475	$ 6,159
Operating cash flows from finance leases	$ 100	$ 74	$ 51
Financing cash flows from finance leases	$ 1,169	$ 1,100	$ 1,002
ROU Assets Obtained in Exchange for Lease Obligations:			
Operating leases (a)	$ 17,496	$ 8,120	$ 4,002
Finance leases	$ 1,598	$ 989	$ 1,468

(a) Includes ROU assets of $10,847,000 in 2024 obtained in connection with the Company's acquisitions.

Supplemental balance sheet information related to leases is as follows:

(In thousands)	Balance Sheet Line Item	December 28, 2024	December 30, 2023
Operating Leases:			
ROU assets	Other assets	$ 36,484	$ 25,129
Total operating lease assets		$ 36,484	$ 25,129
Short-term liabilities	Other current liabilities	$ 6,548	$ 5,389
Long-term liabilities	Other long-term liabilities	27,768	19,350
Total operating lease liabilities		$ 34,316	$ 24,739
Finance Leases:			
ROU assets, at cost	Property, plant, and equipment, at cost	$ 4,077	$ 4,037
ROU assets accumulated amortization	Accumulated depreciation and amortization	(2,094)	(2,288)
ROU assets, net	Property, plant, and equipment, net	$ 1,983	$ 1,749
Short-term obligations	Current maturities of long-term obligations	$ 1,075	$ 983
Long-term obligations	Long-term obligations	948	806
Total finance lease liabilities		$ 2,023	$ 1,789

	December 28, 2024	December 30, 2023
Weighted Average Remaining Lease Term (in years):		
Operating leases	8.0	6.8
Finance leases	2.1	2.0
Weighted Average Discount Rate:		
Operating leases	4.52%	4.08%
Finance leases	5.11%	4.71%

Notes to Consolidated Financial Statements

As of December 28, 2024, future lease payments for lease liabilities are as follows:

(In thousands)	Operating Leases	Finance Leases
2025	$ 7,824	$ 1,148
2026	6,775	752
2027	5,527	202
2028	3,842	24
2029	2,831	2
2030 and Thereafter	14,637	—
Total Future Lease Payments	41,436	2,128
Less: Imputed Interest	(7,120)	(105)
Present Value of Lease Payments	$ 34,316	$ 2,023

As of December 28, 2024, the Company had no significant operating and finance leases that had not yet commenced.

10.   Fair Value Measurements and Fair Value of Financial Instruments

Fair value measurement is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

A fair value hierarchy is established, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Inputs, other than quoted prices in active markets, that are observable either directly or indirectly.
- Level 3—Unobservable inputs based on the Company's own assumptions.

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis:

(In thousands)	Fair Value as of December 28, 2024			
	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds and time deposits	$ 21,248	$ —	$ —	$ 21,248
Banker's acceptance drafts (a)	$ —	$ 5,299	$ —	$ 5,299
Liabilities:				
Forward currency-exchange contracts	$ —	$ 39	$ —	$ 39
Contingent consideration (Note 2) (b)	$ —	$ —	$ 1,678	$ 1,678

(In thousands)	Fair Value as of December 30, 2023			
	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds and time deposits	$ 14,795	$ —	$ —	$ 14,795
Banker's acceptance drafts (a)	$ —	$ 10,826	$ —	$ 10,826
Forward currency-exchange contracts	$ —	$ 8	$ —	$ 8
Liabilities:				
Forward currency-exchange contract	$ —	$ 51	$ —	$ 51

  (a) Included in accounts receivable in the accompanying consolidated balance sheet.

  (b) Included in other long-term liabilities in the accompanying consolidated balance sheet.

The Company uses the market approach technique to value its Level 1 and Level 2 financial assets and liabilities, and there were no changes in valuation techniques during 2024. Banker's acceptance drafts are carried at face value which

approximates their fair value due to the short-term nature of the negotiable instrument. The fair values of the forward currency-exchange contracts are based on quoted forward foreign exchange rates at the reporting date. The forward currency-exchange contracts are hedges of either recorded assets or liabilities or anticipated transactions and represent the estimated amount the Company would receive or pay upon liquidation of the contracts. Changes in values of the underlying hedged assets and liabilities or anticipated transactions are not reflected in the table above.

The Company uses the income approach technique to estimate the fair value of its Level 3 contingent consideration, including valuation models that incorporate probability adjusted assumptions and simulations related to the achievement of milestones and the likelihood of making the related payment. The unobservable inputs used in the fair value measurements include the probability of successful achievement of certain revenue targets, forecasted revenue, revenue volatility, and discount rates. Projected contingent consideration related to revenue-based payments are discounted back to the current period using a discounted cash flow model. Changes to the fair value of contingent consideration can result from changes to one or multiple inputs, including the discount rate, projected revenue, revenue volatility, and the assumed probabilities of successful achievement of certain revenue targets.

The following table provides a rollforward of the change in the fair value of the contingent consideration as determined by Level 3 inputs:

(in thousands)	Total
Balance Measured at Inception (Note 2)	$ 1,785
Currency translation	(107)
Balance at December 28, 2024	$ 1,678

The carrying value and fair value of the Company's debt obligations, excluding lease obligations, are as follows:

| | December 28, 2024 | | December 30, 2023 | |
(In thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Debt Obligations:				
Revolving credit facility	$ 278,384	$ 278,384	$ 98,761	$ 98,761
Senior promissory notes	6,660	6,511	8,330	8,182
Other	1,460	1,460	1,995	1,995
	$ 286,504	$ 286,355	$ 109,086	$ 108,938

The carrying value of the revolving credit facility approximates the fair value as the obligation bears variable rates of interest, which adjust frequently, based on prevailing market rates. The fair values of the senior promissory notes are primarily calculated based on quoted market rates plus an applicable margin available to the Company at the respective period ends, which represent Level 2 measurements.

11.   Business Segment and Geographical Information

The Company is a global supplier of technologies and engineered systems that drive Sustainable Industrial Processing and operates in three reportable segments consisting of its Flow Control segment, Industrial Processing segment, and Material Handling segment. The Company aggregated its operating segments into its reportable segments where they contained similar products and economic characteristics, and shared similar types of customers, and production and distribution methods. The Flow Control segment is comprised of its fluid-handling and its doctoring, cleaning, & filtration operating segments, and the Industrial Processing segment is comprised of its wood processing and its fiber processing operating segments.

Each of our reportable segments is led by a segment vice president, who reports directly to the Chief Executive Officer (CEO). The Company has determined that its CEO is its Chief Operating Decision Maker (CODM) who is responsible for assessing performance and allocating resources. The CODM utilizes segment gross profit margin and segment operating income margin to evaluate the performance of each segment and allocate resources effectively. The CODM primarily reviews these profit measures in comparison to forecasts, trends, key performance targets, and results of industry peers to assess profitability, identify areas for improvement, and make strategic decisions regarding investments and resource allocation within each segment.

Notes to Consolidated Financial Statements

The following is a brief description of the Company's reportable segments:

- *Flow Control* – Custom-engineered products, systems, and technologies that control the flow of fluids used in industrial and commercial applications to keep critical processes running efficiently in the packaging, tissue, food, metals, energy, and other industrial sectors. The Company's primary products include rotary sealing devices, steam systems, expansion joints, doctor systems, roll and fabric cleaning devices, and filtration and fiber recovery systems.

- *Industrial Processing* – Equipment, machinery, and technologies used to recycle paper and paperboard and process timber for use in the packaging, tissue, wood products and alternative fuel industries, among others. The Company's primary products include fiber processing (formerly referred to as stock-preparation) systems and recycling equipment, chemical pulping equipment, debarkers, stranders, and chippers. In addition, the Company provides industrial automation and digitization solutions to process industries.

- *Material Handling* – Products and engineered systems used to handle bulk and discrete materials for secondary processing or transport in the aggregates, mining, food, and waste management industries, among others. The Company's primary products include conveying and vibratory equipment and balers. In addition, the Company manufactures and sells biodegradable, absorbent granules used as carriers in agricultural applications and for oil and grease absorption.

The following tables present financial information for the Company's reportable segments:

December 28, 2024

(In thousands)	Flow Control	Industrial Processing	Material Handling	Total
Revenue	$ 371,177	$ 432,738	$ 249,469	$ 1,053,384
Cost of revenue	176,340	252,068	158,828	587,236
Gross Profit	194,837	180,670	90,641	466,148
Gross Profit Margin	*52.5%*	*41.8%*	*36.3%*	*44.3%*
Operating Expenses:				
Selling expenses	55,326	42,008	24,592	121,926
General and administrative expenses	35,686	33,638	16,668	85,992
Research and development expenses	5,874	6,231	2,213	14,318
Intangible asset amortization expense	5,260	11,094	12,686	29,040
Other segment items (a)	1,079	1,076	409	2,564
Segment Operating Income	$ 91,612	$ 86,623	$ 34,073	$ 212,308
Segment Operating Income Margin	*24.7%*	*20.0%*	*13.7%*	*20.2%*
Corporate Expenses (b)				(41,056)
Interest Expense, Net (c)				(18,113)
Other Expense, Net (c)				(69)
Income Before Provision for Income Taxes				$ 153,070

(In thousands)	Flow Control	Industrial Processing	Material Handling	Corporate	Total
Other Segment Disclosures					
Depreciation expense (d)	$ 6,675	$ 9,513	$ 4,310	$ 49	$ 20,547
Segment assets (e)	431,536	569,817	411,178	17,814	1,430,345
Capital expenditures	7,225	8,121	5,638	21	21,005

December 30, 2023

(In thousands)	Flow Control	Industrial Processing	Material Handling	Total
Revenue	$ 363,451	$ 354,703	$ 239,518	$ 957,672
Cost of revenue	175,144	212,247	153,975	541,366
Gross Profit	188,307	142,456	85,543	416,306
Gross Profit Margin	*51.8%*	*40.2%*	*35.7%*	*43.5%*
Operating Expenses:				
Selling expenses	51,315	31,660	19,978	102,953
General and administrative expenses	33,625	27,747	13,836	75,208
Research and development expenses	4,865	6,834	1,843	13,542
Intangible asset amortization expense	2,953	6,355	9,140	18,448
Other segment items (a)	300	579	54	933
Segment Operating Income	$ 95,249	$ 69,281	$ 40,692	$ 205,222
Segment Operating Income Margin	*26.2%*	*19.5%*	*17.0%*	*21.4%*
Corporate Expenses (b)				(39,465)
Interest Expense, Net (c)				(6,640)
Other Expense, Net (c)				(101)
Income Before Provision for Income Taxes				$ 159,016

(In thousands)	Flow Control	Industrial Processing	Material Handling	Corporate	Total
Other Segment Disclosures					
Depreciation expense (d)	$ 6,094	$ 5,443	$ 3,239	$ 73	$ 14,849
Segment assets (e)	391,719	443,189	326,226	14,531	1,175,665
Capital expenditures (f)	5,920	22,068	3,834	28	31,850

December 31, 2022

(In thousands)	Flow Control	Industrial Processing	Material Handling	Total
Revenue	$ 349,107	$ 353,698	$ 201,934	$ 904,739
Cost of revenue	167,513	215,215	132,456	515,184
Gross Profit	181,594	138,483	69,478	389,555
Gross Profit Margin	*52.0%*	*39.2%*	*34.4%*	*43.1%*
Operating Expenses:				
Selling expenses	49,248	28,314	17,890	95,452
General and administrative expenses	33,464	25,950	12,501	71,915
Research and development expenses	4,626	6,268	1,767	12,661
Intangible asset amortization expense	3,450	7,119	9,938	20,507
Gain on sale of asset	—	(20,190)	—	(20,190)
Other segment items (a)	864	1,268	(262)	1,870
Segment Operating Income	$ 89,942	$ 89,754	$ 27,644	$ 207,340
Segment Operating Income Margin	*25.8%*	*25.4%*	*13.7%*	*22.9%*
Corporate Expenses (b)				(36,058)
Interest Expense, Net (c)				(5,574)
Other Expense, Net (c)				(72)
Income Before Provision for Income Taxes				$ 165,636

December 31, 2022 (continued)

(In thousands)	Flow Control	Industrial Processing	Material Handling	Corporate	Total
Other Segment Disclosures					
Depreciation expense (d)	$ 5,729	$ 5,456	$ 3,147	$ 97	$ 14,429
Segment assets (e)	386,804	419,095	336,492	7,490	1,149,881
Capital expenditures (f)	4,425	20,137	3,575	62	28,199

(a) Includes restructuring and impairment costs, acquisition costs, net indemnification asset reversals associated with uncertain tax positions, and certain gains and losses.

(b) Primarily consists of general and administrative expenses.

(c) The Company does not allocate interest expense, net and other expense, net to its segments.

(d) Depreciation expense by reportable segment is included within cost of revenue and selling, general and administrative, and research and development expenses.

(e) Excludes intercompany receivables or payables and investment in subsidiary balances as the CODM uses total assets excluding these amounts as the measurement for the Company's segment assets. Corporate assets primarily consist of cash and cash equivalents, tax assets, ROU assets, and property, plant, and equipment, net.

(f) Included within Industrial Processing are capital expenditures of $7,424,000 and $10,379,000 in 2023 and 2022, respectively, related to the construction of a new manufacturing facility in China (see Note 8, Gain on Sale and Other Costs, Net).

The following tables present the Company's revenue and long-lived assets by geographical area:

(In thousands)	December 28, 2024	December 30, 2023	December 31, 2022
Geographical Information			
Revenue (a):			
United States	$ 521,528	$ 448,600	$ 404,835
Canada	114,257	73,183	87,951
China	75,896	81,458	85,500
Germany	43,858	43,036	45,994
Other	297,845	311,395	280,459
	$ 1,053,384	$ 957,672	$ 904,739
Long-lived Assets (b):			
United States	$ 82,048	$ 48,394	$ 47,483
China	23,346	24,380	15,834
Germany	19,310	20,953	22,437
Finland	18,114	19,958	8,942
Canada	10,301	9,136	8,344
Other	17,212	17,683	15,815
	$ 170,331	140,504	118,855

(a) Revenue is attributed to countries based on customer location.

(b) Represents property, plant, and equipment, net.

12.   Earnings per Share

Basic and diluted EPS were calculated as follows:

(In thousands, except per share amounts)	December 28, 2024	December 30, 2023	December 31, 2022
Net Income Attributable to Kadant	$ 111,598	$ 116,069	$ 120,928
Basic Weighted Average Shares	11,739	11,700	11,654
Effect of Restricted Stock Units and Employee Stock Purchase Plan Shares	32	29	34
Diluted Weighted Average Shares	11,771	11,729	11,688
Basic Earnings per Share	$ 9.51	$ 9.92	$ 10.38
Diluted Earnings per Share	$ 9.48	$ 9.90	$ 10.35

The effect of outstanding and unvested RSUs of the Company's common stock totaling 15,600 shares in 2024, 17,100 shares in 2023, and 7,500 shares in 2022 was not included in the computation of diluted EPS for the respective periods as the effect would have been antidilutive or, for unvested performance-based RSUs, the performance conditions had not been met as of the end of the reporting periods.

13.   Accumulated Other Comprehensive Items

Comprehensive income combines net income and other comprehensive items, which represent certain amounts that are reported as components of stockholders' equity in the accompanying consolidated balance sheet.
Changes in each component of AOCI, net of tax, are as follows:

(In thousands)	Foreign Currency Translation Adjustment	Pension and Other Post-Retirement Benefit Liability Adjustments	Deferred Loss on Cash Flow Hedges	Total
Balance at December 30, 2023	$ (43,013)	$ (11)	$ (38)	$ (43,062)
Other comprehensive items before reclassifications	(30,061)	51	—	(30,010)
Reclassifications from AOCI	658	8	38	704
Net current period other comprehensive items	(29,403)	59	38	(29,306)
Balance at December 28, 2024	$ (72,416)	$ 48	$ —	$ (72,368)

Amounts reclassified out of AOCI are as follows:

(In thousands)	December 28, 2024	December 30, 2023	December 31, 2022	Statement of Income Line Item
Foreign Currency Translation				
Cumulative translation adjustment (a)	$ (658)	$ —	$ —	Gain on sale and other costs, net
Retirement Benefit Plans				
Recognized net actuarial loss	(4)	(9)	(36)	Other expense, net
Amortization of prior service cost	(8)	(9)	(10)	Other expense, net
Total expense before income taxes	(12)	(18)	(46)	
Income tax benefit	4	5	12	Provision for income taxes
	$ (8)	$ (13)	$ (34)	

Notes to Consolidated Financial Statements

(In thousands)	December 28, 2024	December 30, 2023	December 31, 2022	Statement of Income Line Item
Cash Flow Hedges				
Interest rate swap agreements (b)	$ —	$ 136	$ (208)	Interest expense
Forward currency-exchange contracts	(50)	—	—	SG&A expense
Total expense (income) before income taxes	(50)	136	(208)	
Income tax benefit (provision)	12	(37)	50	Provision for income taxes
	(38)	99	(158)	
Total Reclassifications	$ (704)	$ 86	$ (192)	

(a) Relates to a loss recognized from a cumulative translation adjustment associated with the liquidation of a small foreign subsidiary within the Flow Control segment.

(b) Relates to the Company's unrealized gains (losses) associated with its $15,000,000 notional value 2018 interest rate swap agreement used to hedge its exposure to movements in USD LIBOR on its U.S. dollar-denominated debt, which matured on June 30, 2023.

DIRECTORS AND EXECUTIVE OFFICERS

(As of March 26, 2025)

DIRECTORS

Jonathan W. Painter Chairman of the Board of Directors, Former President and Chief Executive Officer, Kadant Inc.

John M. Albertine Chairman and Chief Executive Officer, Albertine Enterprises, Inc. (public policy consulting firm)

Thomas C. Leonard Director, Former Chief Financial Officer and Chief Accounting Officer, Dynasil Corporation of America (manufacturer of detection and optical components)

Rebecca Martinez O'Mara Former President of Industrial Services, Stanley Black & Decker, Inc. (manufacturer of industrial tools and household hardware)

Jeffrey L. Powell President, Chief Executive Officer, and Director, Kadant Inc.

Erin L. Russell Former Principal, Vestar Capital Partners, L.P. (private equity firm specializing in management buyouts, recapitalizations, and growth equity investments)

EXECUTIVE OFFICERS

Jeffrey L. Powell President, Chief Executive Officer, and Director

Michael J. McKenney Executive Vice President and Chief Financial Officer

Michael C. Colwell Senior Vice President

Peter J. Flynn Senior Vice President

Stacy D. Krause Senior Vice President, General Counsel, and Secretary

Dara F. Mitchell Senior Vice President, Corporate Development

Deborah S. Selwood Senior Vice President and Chief Accounting Officer

Thomas Andrew Blanchard Vice President

Fredrik H. Westerhout Vice President

CORPORATE INFORMATION

STOCKHOLDER INFORMATION REQUESTS

Stockholders who desire information about Kadant Inc. may contact us at One Technology Park Drive, Westford, MA 01886 (telephone: 978-776-2000). Information of interest to stockholders and investors, such as our quarterly reports, annual reports, press releases and other information, is available on our website at www.kadant.com, under "Investors."

STOCK TRANSFER AGENT

Equiniti Trust Company (formerly American Stock Transfer & Trust Company) is our stock transfer agent and maintains stockholder activity records. The agent will respond to questions on issuance of stock certificates, change of ownership, lost stock certificates, and change of address. For these and similar matters, please direct inquiries to: Equiniti Shareholder Services Department, 55 Challenger Rd, Suite 200B 2nd Floor, Ridgefield Park, NJ 07660 (telephone: 718-921-8124 or 800-356-5343) or visit www.equiniti.com.

ANNUAL MEETING

The annual meeting of stockholders will be held on Wednesday, May 14, 2025 in person at Kadant Inc., One Technology Park Drive, Westford, MA 01886 and online at https://agn.issuerdirect.com/kai.

ANNUAL REPORT ON FORM 10-K

The accompanying Annual Report on Form 10-K for the fiscal year ended December 28, 2024, does not contain exhibits. Exhibits have been filed with the Securities and Exchange Commission (SEC). To obtain a copy of these exhibits, as well as periodic reports filed with the SEC, please contact Michael McKenney, Executive Vice President and Chief Financial Officer, Kadant Inc., One Technology Park Drive, Westford, MA 01886 (telephone: 978-776-2000).

FORWARD-LOOKING STATEMENTS

This annual report contains "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "intends," "anticipates," "plans," "expects," "seeks," "estimates," "would," "should," "likely," "will," "may," "continue," "could," or similar expressions are intended to identify forward-looking statements. While we may elect to update forward-looking statements in the future, we specifically disclaim any obligation to do so, even if our estimates change. A number of factors could cause our results to differ materially from those indicated by such forward-looking statements, including those detailed under the heading "Risk Factors" in Part I, Item 1A in the accompanying Annual Report on Form 10-K for the fiscal year ended December 28, 2024 and subsequent filings with the Securities and Exchange Commission.



ONE TECHNOLOGY PARK DR
WESTFORD, MA 01886
TEL: 978.776.2000 | kadant.com